                                                                EXHIBIT NO. 99.1

   Confidential Materials omitted and filed separately with the Securities and
                 Exchange Commission. Asterisk denote omissions.

                       CUSTOMER CARE AND BILLING SERVICES
                                    AGREEMENT

                                     BETWEEN

                             NEXTEL FINANCE COMPANY
                                   ("NEXTEL")

                                       AND

                         AMDOCS SOFTWARE SYSTEMS LIMITED
                                   ("AMDOCS")

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                                     SUMMARY
                                TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
1.   AMDOCS SERVICES.............................................................      1

2.   RESPONSIBILITIES OF NEXTEL..................................................      9

3.   RELATIONSHIP MANAGEMENT.....................................................     10

4.   CHARGES, CREDITS AND PAYMENTS...............................................     18

5.   TERM, RENEWAL AND TERMINATION...............................................     25

6.   CONFIDENTIAL INFORMATION....................................................     35

7.   INTELLECTUAL PROPERTY RIGHTS................................................     37

8.   INDEMNIFICATION AND INSURANCE...............................................     41

9.   LIMITATION OF LIABILITY; REMEDIES...........................................     45

10.  WARRANTY....................................................................     48

11.  DEFINITIONS; INTERPRETATION.................................................     50

12.  GENERAL.....................................................................     70

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                                    DETAILED
                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
1.  AMDOCS SERVICES.........................................................................................      1

    1.1      GENERALLY......................................................................................      1
    1.2      CUSTOMIZATION, IMPLEMENTATION AND CONVERSION SERVICES..........................................      2
             1.2.1      Statements of Work..................................................................      2
             1.2.2      Additional Releases.................................................................      5
    1.3      MAINTENANCE SERVICES...........................................................................      5
    1.4      COMMITTED OPERATION SERVICES...................................................................      6
    1.5      TRAINING SERVICES..............................................................................      6
    1.6      UPGRADES AND ENHANCEMENTS......................................................................      6
    1.7      CREDITABLE PERFORMANCE SPECIFICATIONS..........................................................      7
    1.8      LOCATION OF SERVICE PROVIDERS..................................................................      8
    1.9      NON-EXCLUSIVITY................................................................................      8
    1.10     NEXTEL PARTIES.................................................................................      8

2.  RESPONSIBILITIES OF NEXTEL..............................................................................      9

    2.1      ...............................................................................................      9
    2.2      ...............................................................................................      9

3.  RELATIONSHIP MANAGEMENT.................................................................................     10

    3.1      STEERING COMMITTEE.............................................................................     10
    3.2      KEY PERSONNEL AND PROGRAM MANAGER..............................................................     10
             3.2.1      Amdocs' Key Personnel and Program Manager...........................................     10
             3.2.2      Nextel's Key Personnel and Program Manager..........................................     11
             3.2.3      Additional Personnel Requirements...................................................     11
             3.2.4      Non-Solicitation of Employees.......................................................     11
             3.2.5      Responsibility of Personnel.........................................................     12
             3.2.6      Individual Performance..............................................................     12
    3.3      DEDICATED HARDWARE.............................................................................     12
    3.4      MODEL OFFICE...................................................................................     12
    3.5      PROGRAM OFFICE; REPORTING REQUIREMENTS.........................................................     12
    3.6      ACCEPTANCE TESTING.............................................................................     13
             3.6.1      Software Component Testing..........................................................     13
             3.6.2      Non Software Acceptance.............................................................     14
             3.6.3      Effect of Reviews...................................................................     15
    3.7      DISPUTE RESOLUTION.............................................................................     15
             3.7.1      Problems............................................................................     15
             3.7.2      Unresolved Disputes.................................................................     16
             3.7.3      No Termination or Suspension of Services............................................     16
             3.7.4      Injunctive Relief...................................................................     17
    3.8      NEXTEL'S POLICIES..............................................................................     17

4.  CHARGES, CREDITS AND PAYMENTS...........................................................................     18

    4.1      GENERALLY......................................................................................     18
             4.1.1      ....................................................................................     18
             4.1.2      ....................................................................................     19
             4.1.3      ....................................................................................     19
             4.1.4      ....................................................................................     20
    4.2      REPORTING, INVOICING AND PAYMENT...............................................................     21
             4.2.1      Reports.............................................................................     21
             4.2.2      Invoicing of License, and Implementation and Conversion Fee.........................     21

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

             4.2.3      Invoicing of Monthly Subscriber Fee and Maintenance Fee.............................     21
             4.2.4      Invoices............................................................................     21
             4.2.5      Performance Credits and Bonuses.....................................................     22
             4.2.6      Payments............................................................................     22
             4.2.7      Third Party Services................................................................     23
             4.2.8      Taxes...............................................................................     24
    4.3      EXPENSES.......................................................................................     24
    4.4      [**] PASS THROUGH AGREEMENT....................................................................     25
    4.5      ITDS CONTRACT AMENDMENTS, ADJUSTMENTS TO ITDS CONTRACT.........................................     25

5.  TERM, RENEWAL AND TERMINATION...........................................................................     25

    5.1      INITIAL TERM; RENEWALS.........................................................................     25
    5.2      TERMINATION FOR CONVENIENCE; CHANGE IN CONTROL OF AMDOCS; TERMINATION FOR
             FORCE MAJEURE; FOR FAILURE TO DELIVER ACCEPTABLE DFS...........................................     26
             5.2.1      For Convenience.....................................................................     26
             5.2.2      Change in Control of Amdocs.........................................................     27
             5.2.3      Termination for Force Majeure Event.................................................     27
             5.2.4      Effect of Termination...............................................................     28
    5.3      TERMINATION FOR CAUSE..........................................................................     28
             5.3.1      Critical Defaults...................................................................     28
             5.3.2      Material Defaults...................................................................     29
             5.3.3      Other Defaults......................................................................     30
    5.4      EXTENSION OF SERVICES..........................................................................     31
    5.5      TRANSFER ASSISTANCE (DISENTANGLEMENT)..........................................................     31
             5.5.1      Disentanglement Process.............................................................     31
             5.5.2      General Obligations.................................................................     32
             5.5.3      Specific Obligations................................................................     32
             5.5.4      Preparation for Disentanglement.....................................................     34
             5.5.5      Charges for Disentanglement Services................................................     34

6.  CONFIDENTIAL INFORMATION................................................................................     35

    6.1      GENERALLY......................................................................................     35
    6.2      EXCLUSIONS.....................................................................................     36
    6.3      REQUIRED DISCLOSURE............................................................................     36
    6.4      NOTIFICATION...................................................................................     37
    6.5      RETURN OF CONFIDENTIAL INFORMATION.............................................................     37
    6.6      CONFIDENTIALITY AGREEMENTS.....................................................................     37

7.  INTELLECTUAL PROPERTY RIGHTS............................................................................     37

    7.1      OWNERSHIP OF CUSTOMIZED MATERIALS, LICENSE TO USE CUSTOMIZED MATERIALS.........................     37
             7.1.1      Ownership by Amdocs.................................................................     37
             7.1.2      License Rights for Nextel...........................................................     38
             7.1.3      Intellectual Property Protection....................................................     39
    7.2      OWNERSHIP OF STANDARD MATERIALS; LICENSE TO USE STANDARD MATERIALS.............................     39
             7.2.1      Ownership by Amdocs.................................................................     39
             7.2.2      License to Standard Materials.......................................................     39
    7.3      COPYRIGHT NOTICE...............................................................................     40
    7.4      RIGHTS AND LICENSES............................................................................     40
             7.4.1      Amdocs Third Party Materials........................................................     40
             7.4.2      Nextel Third Party Materials........................................................     40

8.  INDEMNIFICATION AND INSURANCE...........................................................................     41

    8.1      INDEMNITY BY AMDOCS, CROSS-INDEMNITY BY NEXTEL.................................................     41
    8.2      INDEMNITY BY NEXTEL, CROSS-INDEMNITY BY AMDOCS.................................................     41
    8.3      TAX INDEMNITY BY AMDOCS........................................................................     42

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

    8.4      THIRD PARTY MATTERS............................................................................     42
    8.5      INDEMNIFICATION PROCEDURES.....................................................................     43
    8.6      SUBROGATION....................................................................................     44
    8.7      INSURANCE......................................................................................     44

9.  LIMITATION OF LIABILITY; REMEDIES.......................................................................     45

    9.1      LIMITATION OF LIABILITY AND DISCLAIMERS........................................................     45
    9.2      REMEDIES.......................................................................................     47
    9.3      BREACH.........................................................................................     47

10. WARRANTY................................................................................................     48

    10.1     AUTHORIZATION AND ENFORCEABILITY...............................................................     48
    10.2     COMPLIANCE WITH LAWS AND OBLIGATIONS...........................................................     48
    10.3     ADDITIONAL AMDOCS' REPRESENTATIONS, WARRANTIES AND COVENANTS...................................     48

11. DEFINITIONS; INTERPRETATION.............................................................................     50

    11.1     DEFINED TERMS..................................................................................     50
             11.1.1     AAA.................................................................................     50
             11.1.2     Additional Customization Services...................................................     51
             11.1.3     Additional Data Center..............................................................     51
             11.1.4     Additional Disentanglement Period...................................................     51
             11.1.5     Additional Release..................................................................     51
             11.1.6     Additional Technical Requirements...................................................     51
             11.1.7     Affiliate...........................................................................     51
             11.1.8     Agreement...........................................................................     51
             11.1.9     Amdocs..............................................................................     51
             11.1.10    Amdocs Competitor...................................................................     52
             11.1.11    Amdocs Indemnitees..................................................................     52
             11.1.12    Amdocs Legal Requirements...........................................................     52
             11.1.13    Amdocs Program Manager..............................................................     52
             11.1.14    Amdocs Rate.........................................................................     52
             11.1.15    Amdocs Testing Activities...........................................................     52
             11.1.16    Arbitrator..........................................................................     52
             11.1.17    Asset Upgrade.......................................................................     52
             11.1.18    Audits..............................................................................     52
             11.1.19    Intentionally left blank............................................................     53
             11.1.20    CBF Availability-Production Environment.............................................     53
             11.1.21    CBF Transaction Time CPS............................................................     53
             11.1.22    Change in Control...................................................................     53
             11.1.23    Committed Operation Services........................................................     53
             11.1.24    Computable Amounts..................................................................     53
             11.1.25    Confidential Information............................................................     53
             11.1.26    Continuation Services...............................................................     54
             11.1.27    Conversion Testing..................................................................     54
             11.1.28    CPSs................................................................................     54
             11.1.29    Critical Components.................................................................     54
             11.1.30    Critical Defaults...................................................................     54
             11.1.31    Critical Personnel..................................................................     54
             11.1.32    Customized Product..................................................................     54
             11.1.33    Customized Materials................................................................     55
             11.1.34    Customization.......................................................................     55
             11.1.35    Customization Services..............................................................     55
             11.1.36    Cutover Date........................................................................     55
             11.1.37    Data Center.........................................................................     55
             11.1.38    Data and Modified Data..............................................................     55

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

             11.1.39    Default.............................................................................     55
             11.1.40    Defense.............................................................................     57
             11.1.41    Detailed Functional Design or DFD...................................................     57
             11.1.42    Detailed Functional Specification or DFS............................................     57
             11.1.43    Detailed Program Design.............................................................     57
             11.1.44    DFD Hours Estimate..................................................................     57
             11.1.45    DFD Statement of Work...............................................................     57
             11.1.46    Disaster............................................................................     57
             11.1.47    Disentanglement.....................................................................     58
             11.1.48    Disentanglement Bonus...............................................................     58
             11.1.49    Disentanglement Notice..............................................................     58
             11.1.50    Disentanglement Services............................................................     58
             11.1.51    Dispute Resolution Process..........................................................     58
             11.1.52    Documentation.......................................................................     58
             11.1.53    Due Date............................................................................     58
             11.1.54    Effective Date......................................................................     58
             11.1.55    Essential Agreement.................................................................     59
             11.1.56    Exclusivity Period..................................................................     59
             11.1.57    Exit Fee............................................................................     59
             11.1.58    Expiration Date.....................................................................     59
             11.1.59    Final Acceptance....................................................................     59
             11.1.60    Final Conversion Date...............................................................     59
             11.1.61    First Rate Adjustment Index.........................................................     59
             11.1.62    Force Majeure Event.................................................................     59
             11.1.63    GAAP................................................................................     60
             11.1.64    Generic Product.....................................................................     60
             11.1.65    Guaranty of Parent..................................................................     60
             11.1.66    Hours Estimate......................................................................     60
             11.1.67    iDEN Customizations.................................................................     60
             11.1.68    Individual CPS BGYR State...........................................................     60
             11.1.69    Implementation, Customization and Conversion Fee....................................     60
             11.1.70    Infringement Claims.................................................................     60
             11.1.71    Initial Disentanglement Period......................................................     60
             11.1.72    Initial Release.....................................................................     61
             11.1.73    Initial Release Carried Back Hours..................................................     61
             11.1.74    Initial Release Not-To-Exceed Hours Estimate........................................     61
             11.1.75    Initial Term........................................................................     61
             11.1.76    Interest............................................................................     61
             11.1.77    Interface Testing...................................................................     61
             11.1.78    [**]................................................................................     61
             11.1.79    Issues..............................................................................     61
             11.1.80    ITDS Contract.......................................................................     61
             11.1.81    Key Personnel.......................................................................     62
             11.1.82    License Fees........................................................................     62
             11.1.83    Maintenance Fee.....................................................................     62
             11.1.84    Maintenance Services................................................................     62
             11.1.85    Major Additional Release............................................................     62
             11.1.86    Materials...........................................................................     62
             11.1.87    Milestones..........................................................................     62
             11.1.88    Monthly Subscriber Fees.............................................................     62
             11.1.89    Nextel..............................................................................     63
             11.1.90    Nextel Communications...............................................................     63
             11.1.91    Nextel Competitor...................................................................     63
             11.1.92    Nextel Customer.....................................................................     63
             11.1.93    Nextel Data.........................................................................     63

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

             11.1.94    Nextel Indemnitees..................................................................     63
             11.1.95    Nextel Legal Requirements...........................................................     63
             11.1.96    Nextel Partners.....................................................................     64
             11.1.97    Nextel's Program Manager............................................................     64
             11.1.98    Nextel Testing Activities...........................................................     64
             11.1.99    Overall CPS Score...................................................................     64
             11.1.100   Overall Timeline....................................................................     64
             11.1.101   Party...............................................................................     64
             11.1.102   Performance Credits.................................................................     64
             11.1.103   Performance Measurement Means.......................................................     64
             11.1.104   Performance Testing.................................................................     64
             11.1.105   Person..............................................................................     65
             11.1.106   Phase...............................................................................     65
             11.1.107   Pilot Testing.......................................................................     65
             11.1.108   Prepaid Customization Hours.........................................................     65
             11.1.109   [**] Pass Through Agreement.........................................................     65
             11.1.110   Production Environment..............................................................     65
             11.1.111   Project Plan........................................................................     65
             11.1.112   Release.............................................................................     65
             11.1.113   Remaining Prepaid Customization Hours...............................................     65
             11.1.114   Requests............................................................................     66
             11.1.115   Responses...........................................................................     66
             11.1.116   [**] Analysis.......................................................................     66
             11.1.117   Second Rate Adjustment Index........................................................     66
             11.1.118   Services............................................................................     66
             11.1.119   Software Components.................................................................     66
             11.1.120   Software/Hardware Environments......................................................     66
             11.1.121   Specifications......................................................................     67
             11.1.122   Standard Materials..................................................................     67
             11.1.123   Steering Committee..................................................................     67
             11.1.124   Subcontractor.......................................................................     67
             11.1.125   Subscriber..........................................................................     67
             11.1.126   Subsidiary..........................................................................     67
             11.1.127   Suspension..........................................................................     68
             11.1.128   System Testing......................................................................     68
             11.1.129   Term................................................................................     68
             11.1.130   Termination Date....................................................................     68
             11.1.131   Termination Notice..................................................................     68
             11.1.132   Testing Activities..................................................................     68
             11.1.133   Testing Environment.................................................................     68
             11.1.134   Third Party.........................................................................     68
             11.1.135   Third Party Subscribers.............................................................     69
             11.1.136   Training Environment................................................................     69
             11.1.137   Training Services...................................................................     69
             11.1.138   TRIS Billing System or TRIS.........................................................     69
             11.1.139   Unfavorable CPS Points..............................................................     69
             11.1.140   Unit Testing........................................................................     69
             11.1.141   United States.......................................................................     69
             11.1.142   Unused Initial Release Hours........................................................     69
             11.1.143   User Acceptance Testing.............................................................     69
             11.1.144   VPN License Fee.....................................................................     70
             11.1.145   VPN Software........................................................................     70
             11.1.146   Year 2000 Compliant.................................................................     70
    11.2     INTERPRETATION.................................................................................     70

12. GENERAL.................................................................................................     70

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

    12.1     ASSIGNMENT AND BINDING NATURE..................................................................     70
    12.2     AUDITS, RECORDS................................................................................     71
    12.3     DATA PRIVACY...................................................................................     73
    12.4     FORCE MAJEURE..................................................................................     74
    12.5     FREEDOM OF ACTION..............................................................................     75
    12.6     GOVERNING LAW AND JURISDICTION.................................................................     75
    12.7     RISK OF LOSS...................................................................................     76
    12.8     INTERPRETATION.................................................................................     76
    12.9     MODIFICATIONS..................................................................................     76
    12.10    NOTIFICATIONS AND APPROVALS....................................................................     76
    12.11    PUBLICITY......................................................................................     79
    12.12    RELATIONSHIP, SUBCONTRACTORS...................................................................     80
    12.13    SEVERABILITY...................................................................................     80
    12.14    SURVIVAL.......................................................................................     81
    12.15    THIRD PARTY BENEFICIARIES......................................................................     81
    12.16    WAIVER.........................................................................................     81
    12.17    CAPTIONS; SECTIONS NUMBERS.....................................................................     81
    12.18    COUNTERPARTS...................................................................................     81
    12.19    ENTIRE AGREEMENT...............................................................................     81
    12.20    GUARANTY OF PARENT.............................................................................     82
    12.21    ORDER OF PRECEDENCE............................................................................     82

NEXTEL FINANCE COMPANY......................................................................................     82

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                         LIST OF EXHIBITS AND SCHEDULES

 SCHEDULE                           TITLE
Schedule A           Project Plan
Schedule B           Roles and Responsibilities
Schedule C           Creditable Performance Specifications (CPSs)
Schedule D           Charges
Schedule E           Data Centers
Schedule F           Steering Committee
Schedule G           Key Personnel and Program Manager
Schedule H           ITDS Contract Amendments
Schedule I           Exit Fee Computation
Schedule J           Additional Technical Requirements
Schedule K           Critical Components
Schedule L           Envelope Parameters
Schedule M           Training Materials
Schedule N           Party Competitors
Schedule O           Nextel Third Party Materials
Schedule P           Countries

EXHIBITS

Exhibit A            Form of Guaranty of Parent
Exhibit B            Form of Statement by Nextel Regarding Termination

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  CUSTOMER CARE AND BILLING SERVICES AGREEMENT

      THIS CUSTOMER CARE AND BILLING SERVICES AGREEMENT ("Agreement") is made as of the 1st day of January, 2000 (the "Effective Date") by and between NEXTEL FINANCE COMPANY, a corporation organized under the laws of the State of Delaware, having offices at 2001 Edmund Halley Drive, Reston, VA 20191 (hereinafter referred to as "Nextel"); and AMDOCS SOFTWARE SYSTEMS LIMITED, a company incorporated under the laws of Ireland having offices at Earlsfort Center, Earlsfort Terrace 1 Dublin 2, Ireland (hereinafter referred to as "Amdocs").

                                    RECITALS

      A. Nextel, with its Affiliates, operates a wireless mobile communications network. Amdocs provides customer care and billing software and services for such networks.

      B. Nextel has described its requirements for its customer care and billing system and related services in Nextel's Request for Proposal dated June 22, 1999 and the Business Systems Overhaul Document dated November 10, 1999 (collectively, the "Requests").

      C. In response to such Requests, Amdocs delivered to Nextel various documents and other communications including the Response dated July 20, 1999 (collectively, the "Responses"). The Responses provided a solution based on a customization of Amdocs' ENSEMBLE customer care and billing platform.

      D. Nextel, having reviewed the Responses, has selected Amdocs to provide customer care and billing system software and services.

      E. For and in consideration of the mutual promises and covenants contained herein, the Parties, intending to be legally bound, hereby contract and agree as follows (capitalized terms herein not otherwise defined being used as defined in Article 11):

1.    AMDOCS SERVICES

      1.1   GENERALLY

            Amdocs agrees to customize the Generic Product in accordance with the Specifications, to implement an Initial Release of the Customized Product for Nextel and convert Nextel's existing billing systems data to the Initial Release of the Customized Product (which will ultimately replace Nextel's existing billing systems). Amdocs further agrees to operate the Customized Product for the benefit of Nextel following conversion for the remainder of the Term and, during such operational period, to continue to customize the Customized Product in Additional Releases of the Customized Product to be further specified by mutual agreement of Amdocs and Nextel. Amdocs agrees, at its own expense, to procure, operate, and maintain the Software/Hardware Environments, and to provide Documentation and other deliverables required herein, and technical, professional, training and project management services and other resources that are necessary or appropriate in order to accomplish the foregoing, as provided for in this Agreement and in accordance therewith.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      1.2   CUSTOMIZATION, IMPLEMENTATION AND CONVERSION SERVICES

            1.2.1 STATEMENTS OF WORK

                  (a) Amdocs shall develop and implement the Initial Release of the Customized Product in five (5) project Phases as described in this Section
1.2.1 (Statements of Work) and the statements of work referred to herein and in accordance with the overall project plan and timeline attached hereto as Schedule A (the "Project Plan"). Each of the statements of work for a particular Phase (each, a "Statement of Work") shall be written documents executed by both Parties and shall include a list of deliverables for the Phase, a budget of the hours and expenses for the tasks included in the Statement of Work, and the timeline for the required completion of the tasks included in the Statement of Work. The Phases are generally described as follows:

                  I. Detailed Functional Design Phase

                  II. Detailed Program Design Phase

                  III. Construction Phase

                  IV. Testing Phase

                  V. Implementation, Rollout and Training Phase

                  (b) The Statement of Work for Phase II through V for the Initial Release is attached as Attachment I to Schedule A (Project Plan) and includes an overall timeline (the "Overall Timeline") for the services to be performed in such Release.

                  (c) As set forth in more detail in the DFD Statement of Work, a required activity of the Detailed Functional Design Phase for the Initial Release shall be to complete and deliver to Nextel (i) a Detailed Functional Specification document that includes the Critical Components and the "Requirements Matrix" document and "Interface Transactions" document used by Nextel to track the Customization Services, as further specified in Attachment II to Schedule A (Project Plan) hereto (which DFS, upon execution by the Parties, shall be deemed to be incorporated by this reference herein), (ii) the Not-To-Exceed Amount (as defined in Section 1.2.1(g) (Statements of Work)), and
(iii) a specification of means of measurement of all CPSs ("Performance Measurement Means"). If Amdocs is unable to deliver any of the foregoing (i) through (iii), in each case, in a form reasonably acceptable to Nextel (in accordance with the criteria set forth for non-software acceptance in Section
3.6.2 (Non Software Acceptance) hereof), and by the time specified in the applicable Overall Timeline, Nextel shall be permitted to require review of the matter in accordance with the dispute resolution process set forth in Section
3.7 (Dispute Resolution).

                  (d) A required activity of the Detailed Program Design Phase (to be included in the Statement of Work for the Detailed Program Design Phase) shall be to deliver the Detailed Program Design document meeting the Critical Components. If Amdocs is unable to deliver a Detailed Program Design document in a form reasonably acceptable to Nextel (in

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
accordance with the criteria set forth for non-software acceptance in Section
3.6.2 (Non Software Acceptance) hereof), Nextel shall be permitted to require review of the matter in accordance with the dispute resolution process set forth in Section 3.7 (Dispute Resolution).

                  (e) Prior to commencement of any activities in any of the Phases after the Detailed Functional Design Phase for the Initial Release, but no later than the date specified therefor in the applicable Overall Timeline, Amdocs shall complete and deliver to Nextel (i) a Statement of Work for such Phase in a form reasonably acceptable to Nextel (in accordance with the criteria set forth for non-software acceptance in Section 3.6.2 (Non Software Acceptance) hereof) and including a detailed work plan of milestones and deliverables and in conformity with the requirements of this Agreement and (ii) an estimate for hours (based on a model agreed to by Nextel that supports completing all applicable requirements of this Agreement for that Release within the applicable hours estimate) and expenses for that Phase. If Amdocs is unable to deliver a Statement of Work for any such Phase reasonably acceptable to Nextel in accordance with the terms hereof, Nextel shall be permitted to require review of the matter in accordance with the dispute resolution process set forth in
Section 3.7 (Dispute Resolution).

                  (f) The deliverables to be set forth in the relevant Statements of Work shall include the documents specified in Schedule K (Critical Components) applicable to each Phase and to all the Services. Further, on or before Final Acceptance of the Initial Release, Amdocs shall deliver to Nextel a disaster recovery architecture and Plan (the "Disaster Recovery Plan") providing, inter alia that (i) disaster recovery services are triggered only by a Disaster; (ii) as of the date of Final Acceptance of the Initial Release, Amdocs will, [**], have purchased, and will maintain during the Term, the services of a Third Party in order to set up, and maintain during the Term, an alternate data center site and the hardware and software required for the provision of disaster recovery services; (iii) alternate routing of Nextel's WAN (Wide Area Network) to the alternate data center site shall be Nextel's responsibility; (iv) Amdocs shall be required to conduct a full test of the processes set forth in the Disaster Recovery Plan on an annual basis, and incremental testing in accordance with the Disaster Recovery Plan, and that Nextel shall be permitted to oversee, and audit the results of, any such testing; and (v) Amdocs shall be responsible for all costs associated with the Disaster Recovery Plan, including but not limited to, the testing, implementation and execution thereof; provided, however, that Nextel shall be responsible for all costs incurred by Nextel to perform any obligations contained in the Disaster Recovery Plan that are specifically described in such Disaster Recovery Plan as the obligations of Nextel. The Disaster Recovery Plan and the documents provided in accordance with Schedule K (Critical Components) shall be subject to Nextel's approval which shall not be unreasonably withheld. Amdocs shall comply with the requirements of such documents and Disaster Recovery Plan.

                  (g) The Parties hereby agree that Amdocs shall provide to Nextel [**] ([**]) hours (the "Not-To-Exceed Amount") of Customization, implementation, and conversion, Services. In consideration of such Not-To-Exceed Amount, and the licenses being granted to Nextel by Amdocs pursuant to Sections
7.1 (Ownership of Customized Materials, License to Use Customized Materials) and
7.2 (Ownership of Standard Materials; License to use Standard Materials) hereof, Nextel shall pay Amdocs the amounts described in, and in

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
accordance with, Sections 1 through 5 of Schedule D (Charges) hereto. Except as otherwise provided in this clause (g) below, Amdocs shall be required to complete all Phases with respect to the Initial Release in an amount of hours that is less than or equal to the Not-to-Exceed Amount. Further, the Parties agree and acknowledge that the Not-To-Exceed Amount includes [**] ([**]) Customization hours relating to Amdocs' Ensemble module known as Flexible Bill Formatter to be used with the TRIS Billing System. Amdocs shall be permitted to charge Nextel in excess of the Not-to-Exceed Amount to complete the Initial Release in the event that either (i) Nextel adds requirements for the Initial Release subsequent to its acceptance of the DFS (net of hours to be saved by Amdocs, if any, due to changes to the requirements contained in the DFS) or (ii) there are delays caused by Nextel, as determined pursuant to Section 1.7(c)and in such cases, only in the amount of the agreed upon number of hours to complete such additional requirements or the number of extra hours incurred by Amdocs, to the extent directly resulting from Nextel's delays, as the case may be. The Parties further agree that, in the event that Nextel elects to defer to an Additional Release, Amdocs' performance of any requirements included in the Requests or the DFS for the Initial Release, Amdocs shall be permitted to charge Nextel no more than the number of hours specified in the Requests or DFS with respect to each such deferred requirement; provided that such Additional Release is a Major Additional Release and is scheduled in the applicable Project Plan to go into production on or before December 31, 2002. To the extent that Amdocs uses fewer than the Not-To-Exceed Amount to complete the Initial Release, the number of hours equal to the difference between the Not-To-Exceed Amount and the actual number hours used to complete the Initial Release (the "Unused Initial Release Hours") may be carried forward by Nextel and applied against any charges for Additional Customization Services performed either for the benefit of Nextel or any Nextel Customer. To the extent that Amdocs uses more than the Not-To-Exceed Amount to complete the Initial Release, Prepaid Customization Hours may be applied as provided in Section 1.2.1(h) (Statements of Work); provided that Amdocs shall not be permitted to charge Nextel for hours exceeding the Not-To-Exceed Amount except under the conditions set forth in clauses (i) or
(ii) above and with the prior written approval of Nextel. To facilitate the measurement of any Unused Initial Release Hours, Amdocs shall (y) prepare a functional breakdown of how Amdocs hours are expected to be used and (z) continuously track and document the actual number of hours expended for each such functional category until it has completed the Initial Release and shall, upon Nextel's request, provide a monthly report thereon in a format to be agreed upon by the Parties.

                  (h) As set forth in Schedule D (Charges), one component of the Maintenance Services is a specified number of hours that Nextel may apply towards Customization services performed for either the benefit of Nextel or any Nextel Customer (the "Prepaid Customization Hours"). Following the completion of the Initial Release, Nextel may request that Amdocs use the Prepaid Customization Hours other than as provided for in Schedule D (Charges) as follows: (i) in any applicable calendar year, Nextel may use [**] the Prepaid Customization Hours allocated to the forthcoming year; and (ii) in any applicable calendar year, Nextel may use [**] amount of unused Prepaid Customization Hours allocated to previous years. In the event Nextel requests Amdocs to use Prepaid Customization Hours as provided for in clause (i) above, the respective payment for such transferred hours shall be made by Nextel on the first business day (usually January 2nd) of the calendar year to which such hours were originally allocated. At the end of the Term, whether due to expiration of the Term or

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
termination by either Party, Amdocs shall pay to Nextel an amount equal to the number of unused Customization hours, i.e., any Unused Initial Release Hours and any unused Prepaid Customization Hours (provided that Nextel has paid Amdocs the Maintenance Fee associated with such unused Prepaid Customization Hours) calculated at the then current rate for such hours, provided that Amdocs shall be entitled to deduct from such payment all undisputed amounts owing by Nextel, but that have not yet been paid, pursuant to the terms hereof. Such refund is not intended to compensate Nextel for any breach or default by Amdocs under this Agreement, nor to constitute penalties, damages, liquidated damages, or other compensation for any such breach or default. In no event shall such refund be construed as Nextel's sole and exclusive remedy with respect to any failure of Amdocs to perform any required Customizations.

            1.2.2 ADDITIONAL RELEASES

                  The Parties will hold regular, detailed discussions regarding the scope and timetable of any releases of the Customized Product subsequent to the Initial Release (each an "Additional Release" and collectively with the Initial Release, the "Release" or the "Releases") to be developed in any certain calendar year. The Parties anticipate that there will be [**] such Additional Releases per year. Each Additional Release shall include written agreement to each of the following: (i) an overall project plan and timeline, substantially similar to the Project Plan for the Initial Release (each, a "Subsequent Project Plan"); (ii) any CPSs applicable to the Additional Release (including applicable changes, if any, to the existing CPSs due to such Additional Release); (iii) any modifications or additions to the Roles and Responsibilities schedule hereunder applicable to the Additional Release; and (iv) the method of pricing Amdocs' work associated with such Additional Release, which method shall either be on [**]; provided that, in either case, subject to Section 1.2.1(h) (Statements of Work), Nextel may elect to use Unused Initial Release Hours or Prepaid Customization Hours, or pay the Amdocs Rate, in connection with such Additional Release. Amdocs shall perform the additional modifications of the then existing Release of the Customized Product and implement such new Additional Release in five (5) project Phases as described above in Section 1.2.1 (Statements of Work) and additional Statements of Work referred to therein and in accordance with the applicable Subsequent Project Plan. The obligations of Amdocs with respect to each Additional Release shall be deemed "Services" under this Agreement and the Additional Release shall be governed by all the terms and conditions of this Agreement, to the extent that such terms are not inconsistent with those agreed to by the Parties with respect to such Additional Release.

      1.3   MAINTENANCE SERVICES

            Beginning on the relevant Cutover Date, Amdocs shall perform the maintenance services included in Schedule B (Roles and Responsibilities) (the "Maintenance Services") and in accordance with service level requirements set forth in Schedule C (Creditable Performance Specifications (CPSs)). Notwithstanding anything to the contrary herein, the performance of Maintenance Services other than Additional Customization Services shall not reduce the available number of Unused Initial Release Hours or Prepaid Customization Hours.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      1.4   COMMITTED OPERATION SERVICES

            Beginning on the relevant Cutover Date, Amdocs shall perform the operation services set forth in Schedule B (Roles and Responsibilities) (the "Committed Operation Services") and in accordance with the service levels set forth in Schedule C (Creditable Performances Specifications (CPSs)).

      1.5   TRAINING SERVICES

            Amdocs shall provide the Training Services set forth in Schedule B (Roles and Responsibilities). Amdocs shall also perform any Training Services set forth in the Implementation, Rollout and Training Phase Statement of Work. Amdocs shall develop, prepare and implement training programs for Nextel's trainers (i.e., Train the Trainer) directed to the needs of the various classifications of personnel within Nextel's organization. In connection with the Initial Release, Amdocs agrees to conduct 4 training sessions and to train up to 20 persons per training session. In the event that Nextel requests Amdocs to conduct additional training sessions, Amdocs agrees to conduct additional training sessions, charging Nextel at the Amdocs Rate for such additional training sessions. Amdocs agrees to provide the Training Environment. Amdocs shall create and develop training materials and user documentation for such programs in accordance with Schedule M (Training Materials) and the preliminary training materials shall be a required deliverable no later than the end of the two (2) weeks period following the conclusion of the Detailed Program Design. The final training materials shall be delivered by Amdocs to Nextel [**] prior to the start of User Acceptance Testing. Amdocs shall provide the Train the Trainer program materials specified in Schedule M (Training Materials) in such quantity as is necessary for performing the Train the Trainer program, as agreed by the Parties, in both paper copy and fully editable electronic format (source files). The preliminary training materials and the final training materials shall constitute deliverables subject to the acceptance and approval process of
Section 3.6.2 (Non Software Acceptance). Further, Amdocs agrees to perform mock training sessions at Nextel's request prior to conducting the actual training sessions to permit Nextel to observe and review the qualifications of Amdocs' training instructors. Amdocs shall perform the training services at locations in the United States designated by Nextel and utilizing adequate numbers of qualified trainers. [**].

      1.6   UPGRADES AND ENHANCEMENTS

            From and after the Effective Date, Amdocs shall install and implement upgrades for, and shall refresh, the assets used by Nextel, Nextel's Affiliates, Amdocs, or Third Parties in connection with the provision of the Services. Further, Amdocs agrees to provide (as a component of Maintenance Services [**] all upgrades and enhancements to the Customized Product required to ensure that the billing of Nextel Customers complies with all state and federal regulatory requirements, including without limitation, those requirements promulgated by the Federal Communications Commission. Amdocs shall provide such upgrades and replacements [**] to Nextel and shall schedule such upgrades and replacements in advance and in such a way as to minimize any interruption or disruption of Services to Nextel. Each Party agrees to notify, and coordinate with, the other Party prior to acquiring, maintaining, upgrading, or refreshing any assets if such acquisition, maintenance, upgrade, or refreshment (an "Asset Upgrade") could reasonably be expected to result in additional costs to the other Party. In

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
addition, Amdocs shall be required to obtain the written consent of Nextel prior to undertaking any Asset Upgrade, if such Asset Upgrade could be reasonably likely to result in any additional cost to Nextel hereunder or any diminution in the nature or level of any portion of the Services.

      1.7   CREDITABLE PERFORMANCE SPECIFICATIONS

            (a)   Commitment to CPSs

            Except as otherwise specified in this Agreement, Amdocs shall perform all Services at least in accordance with the CPSs. The CPSs for the Services to be performed under this Agreement are set forth in Schedule C (Creditable Performance Specifications (CPSs)). Any future applications developed by Amdocs pursuant to the terms hereof shall incorporate methods permitting measurement of CPSs.

            (b)   CPS Measurement and Reporting

            Amdocs shall measure and report its performance results against the CPSs, and the Parties shall meet to discuss such results, in the manner set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            (c)   [**] Resolution

            Within [**] of Amdocs' discovery of, or if earlier, Amdocs' receipt of a notice from Nextel in respect of (i) [**]; or (ii) [**] in accordance with this Agreement, including any instances, in which Amdocs' performance with respect to any CPS is rated as either [**] pursuant to the methodology set forth in Schedule C (Creditable Performance Specifications (CPSs)), Amdocs shall: (A) perform [**]") to identify the [**]; (B) commence and diligently pursue the [**] (regardless of whether or not [**]); and (C) as soon as practicable, provide Nextel with [**]. The [**] shall be performed [**], and shall [**], if [**] in its reasonable discretion that [**] is [**] percent ([**]%) or more [**]. In the event that [**] in its reasonable discretion that [**] is between [**] percent ([**]%) and [**] percent ([**]%), inclusive, responsible for such failure, the determination of the Parties' [**], shall be made [**] on the basis of [**]. In the event [**] in its reasonable discretion [**] shall [**] subject to the application [**]. In the event that [**] any determination [**] pursuant to this clause (c), [**] in accordance with Section 3.7 (Dispute Resolution) hereof.

            (d)   Envelope Parameters

            Nextel shall (to the extent it is reasonably able to) provide Amdocs with advance notice of, and the Parties shall discuss, significant increases or decreases in Nextel's Services requirements, and any anticipated deviation from the parameters specified in Schedule L (Envelope Parameters). Deviations from the parameters specified in Schedule L (Envelope Parameters) shall result in modifications to the CPS, and/or the imposition of additional fees payable by Nextel to Amdocs hereunder, as the case may be, during the term of the deviation, in accordance with Schedule L (Envelope Parameters) hereto.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      1.8   LOCATION OF SERVICE PROVIDERS

            Amdocs shall perform the Committed Operations Services at the Data Centers and shall locate the primary Data Center within the United States. Subject to the other terms and conditions of this Agreement, Amdocs shall be permitted to amend Schedule E (Data Centers) to include additional locations ("Additional Data Centers"); provided however, that any such Additional Data Center shall be subject to the reasonable approval of Nextel. In exercising its discretion to approve an Additional Data Center, the Parties agree and acknowledge that it is Nextel's reasonable preference that the Services generally be performed in the United States. In addition, Amdocs acknowledges and agrees that support activities and Maintenance Services often require communication made extremely difficult if Amdocs personnel performing such Services are located outside the United States. In the event that Amdocs elects to perform certain of the Services outside the United States (including those cases where Nextel has approved an Additional Data Center located outside the United States), (i) no CPSs will be adjusted due to such Services being performed outside of the United States and (ii) Amdocs shall ensure that (A) the Services shall be performed either less expensively or more efficiently outside the United States and (B) Nextel shall suffer no adverse consequence from the Services being performed outside the United States.

      1.9   NON-EXCLUSIVITY

            [**] during the Term; provided that Nextel shall remain responsible for all of the obligations and commitments specifically applicable to it hereunder (including any minimum Monthly Subscriber Fee commitment).

      1.10  NEXTEL PARTIES

            (a) The Parties agree that [**] (i) [**] wireless telecommunications services [**] and (ii) in [**] such telecommunications services, [**] contained in the Agreement, [**] in accordance with the terms hereof. In the event that the benefits of this Agreement [**] hereunder [**] to provide [**] requested for [**] Amdocs; provided, however, that [**].

            (b)   [**] Nextel.

      Amdocs agrees that, at Nextel's request, [**] as the case may be, [**] set forth within the Agreement. In such event, the terms and conditions of such [**] shall be [**], including but not limited to [**]. In addition, the Parties agree that [**], as the case may be, [**] shall be taken into account [**], in determining whether [**] during each year [**] for purposes of [**] shall be referred to hereinafter as [**]. Further more, the Parties agree that [**] shall be included [**] for purposes of determining Nextel's [**] pursuant to [**] being included [**].

For purposes hereof, "Tier" means each of the Monthly Charges per Subscriber levels (i.e., $[**], $[**] and $[**]) referred to in the table in Section 7 of Schedule D (Charges). So, for example[**] Subscribers and [**] Subscribers, then [**] would pay $[**] would pay $ [**]. The Subscriber calculation methodology described in this clause (b) and exemplified herein, shall be referred to hereinafter as the "Tiering Benefit."

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

(c)   Other parties

      Amdocs agrees that, [**], Amdocs shall [**] for providing wireless telecommunications services [**] within the Agreement [**]. Such Persons shall fall into the following two categories:

      (i) Persons with respect to [**]to the Subscribers ("Category 1 Persons").

      (ii) Persons with respect to [**] Subscribers[**] ("Category 2 Persons").

      In the case of Category 1 Persons, Nextel shall [**] with respect to the Subscribers of such Category 1 Persons, [**] the Effective Date with respect to Subscribers [**].

      In the case of Category 2 Persons, Nextel shall [**] with respect to the Subscribers of such Category 2 Persons, [**] with respect to the Subscribers of each Category 2 Person.

      For any Person [**] pursuant to this Section, [**], for payment of any charges owing to Amdocs for such services.

2.    RESPONSIBILITIES OF NEXTEL

      2.1

            Nextel agrees to perform the tasks specifically identified as Nextel tasks on Schedule B (Roles and Responsibilities). Nextel may use Subcontractors or an outsourcing service provider to perform any service required to be performed by it hereunder; provided, however, that Nextel agrees not to use any such Subcontractor to perform any tasks designated as Nextel tasks in Schedule B (Roles and Responsibilities) that are related to the Customized Product, if such Subcontractor is an Amdocs Competitor; provided further, however, that the restriction contained in the preceding clause shall not prohibit Nextel from using the services of any Subcontractor that is an Amdocs Competitor, provided such Amdocs Competitor (i) signs a confidentiality agreement with Amdocs that contains confidentiality provisions substantially similar to those set forth in
Section 6 (Confidential Information) and (ii) is not permitted access to source code or Documentation for the Customized Product; provided further, however, that any Amdocs Competitor shall be permitted to design or construct technology that interfaces with the Customized Product, provided that such Subcontractor satisfies the requirement set forth in the preceding clause (i).

      2.2

            In the case of, or to the extent that any of the Services are to be performed by Amdocs at Nextel's premises, Nextel will provide to Amdocs, at no cost to Amdocs, such space, office furnishings, janitorial service, telephone service (for calls within the United States), utilities (including air conditioning), office-related equipment (excluding computers), supplies, duplicating services, and premises security services in Nextel's facilities as Amdocs reasonably requires in connection with the performance of the Services, consistent with those that Nextel provides for its own personnel. At all Nextel facilities, Nextel will provide Amdocs reasonable access to and use of Nextel's voice and data telecommunications equipment and

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
telecommunications lines (for use with communications within the United States), including printers, terminals, and cabling. In addition, Nextel shall provide Amdocs with a data line connected to those Amdocs' Data Centers, and to a development center designated by Amdocs; provided that such Data Centers and development center are located in the United States. Nextel will give Amdocs access to such facilities twenty four (24) hours a day, seven days a week; provided that: (i) Amdocs complies with Nextel's security requirements and (ii) Amdocs schedules such access so as to minimize any impact on the running of Nextel's business. Nextel will be responsible for leasehold improvements at Nextel's facilities that the Parties agree are required for Amdocs to provide the Services.

3.    RELATIONSHIP MANAGEMENT

      3.1   STEERING COMMITTEE

            The Parties shall establish and maintain a Steering Committee, which shall be composed of an equal number of Amdocs' representatives and Nextel's representatives. The initial representatives and their positions with Nextel and Amdocs, respectively, are set forth in Schedule F (Steering Committee). The members appointed by either Party may be replaced at the discretion of such Party. The general responsibilities of the Steering Committee shall be: (i) to monitor the performance of the Services; (ii) to analyze and attempt to resolve matters referred by the Program Managers; and (iii) to consider and approve or reject amendments to this Agreement. The Steering Committee shall meet as frequently as requested by either Nextel or Amdocs, not to exceed once every thirty (30) days, with at a minimum, ten (10) business days' prior written notice, to discuss the status of the Services and significant events that have occurred since the previous meeting.

      3.2   KEY PERSONNEL AND PROGRAM MANAGER

            3.2.1 AMDOCS' KEY PERSONNEL AND PROGRAM MANAGER

                  Each of Amdocs' Key Personnel shall have the functions assigned to him or her as set forth in Schedule G (Key Personnel and Program Manager). Amdocs shall use all reasonable efforts to retain its Key Personnel who participate in the provision of the Services hereunder during the Initial Term. Without Nextel's prior written consent, which shall not be unreasonably withheld, Amdocs shall not reassign any of Amdocs' Critical Personnel, or more than [**] percent ([**]%) of Amdocs' Key Personnel, during the period beginning on the date hereof and ending on the Final Conversion Date, including (but not limited to) Key Personnel assigned solely to Nextel, to other functions if doing so would require the alteration or reduction of such Key Personnel's contribution to, or involvement with, Amdocs' obligations under this Agreement. Prior to the commencement of Customization Services with respect to each Additional Release, the Parties shall review Schedule G (Key Personnel and Program Manager) hereto and mutually agree to any additions and deletions thereto, including additions and deletions of Critical Personnel, and the restrictions contained in the preceding sentence shall apply to such revised Schedule G (Key Personnel and Program Manager), including such revised list of Critical Personnel, during the period beginning upon the date of commencement of Customization Services for such Additional Release and ending on the date of Final Acceptance of such Additional Release. Except in the event of termination of employ of an individual either

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
by Amdocs or by the employee, Amdocs shall obtain, where required as aforesaid, Nextel's prior written consent [**] in advance of, and shall always coordinate with Nextel, any reassignment resulting in alteration or reduction of time expended by personnel in performance of Amdocs' duties under this Agreement. If any one of Amdocs' Key Personnel is reassigned and therefore becomes unable to perform the functions or responsibilities assigned to him or her, or is no longer employed by Amdocs, Amdocs shall promptly replace such person with another person at least as well qualified who shall promptly become knowledgeable regarding the Services. Nextel shall not be assessed any charges for any Services performed by, or otherwise with respect to, such person replacing Key Personnel (or any replacement made pursuant to Section 3.2.6 (Individual Performance)) during his or her first two weeks as the replacement person. For the avoidance of doubt, Amdocs may promote any of its Key Personnel, provided that any such promotion does not result in Amdocs violating the above restriction on reassigning its Key Personnel. Amdocs represents that Amdocs' Program Manager is an experienced manager who is, or will undertake reasonable efforts to become, knowledgeable as to Nextel's business activities. Nextel shall have the right to interview Amdocs Program Manager and any replacement thereof, and Amdocs shall not designate its Program Manager without Nextel's prior written consent, which shall not be unreasonably withheld. Amdocs' Program Manager shall act as the primary liaison between Amdocs and the Nextel Program Manager, shall have overall responsibility for directing all of Amdocs' activities hereunder, and shall be vested with all necessary authority to fulfill that responsibility, excluding approval of any amendment to this Agreement, which may not be made without the express written consent of Amdocs' Steering Committee members.

            3.2.2 NEXTEL'S KEY PERSONNEL AND PROGRAM MANAGER

                  Each of Nextel's Key Personnel shall have the functions assigned to him or her as set forth in Schedule G (Key Personnel and Program Manager). If any one of Nextel's Key Personnel is unable to perform the functions or responsibilities assigned to him or her in connection with this Agreement, or if he or she is no longer employed by Nextel, Nextel shall promptly replace such person or reassign the functions or responsibilities to another person. Nextel's Program Manager shall act as the primary liaison between Nextel and Amdocs' Program Manager and shall have overall responsibility for directing all of Nextel's activities hereunder and shall be vested with all necessary authority to fulfill that responsibility, excluding approval of any amendment to this Agreement, which may not be made without the express written consent of all of Nextel's Steering Committee members.

            3.2.3 ADDITIONAL PERSONNEL REQUIREMENTS

                  In addition to Amdocs' Key Personnel, Amdocs shall make available such additional professionals as are necessary to properly perform the Services.

            3.2.4 NON-SOLICITATION OF EMPLOYEES

                  During the Term and for twelve (12) months thereafter, neither Party shall, without the other Party's prior written consent, which may be withheld in such Party's sole discretion, directly or indirectly solicit any employee of the other Party whose duties and responsibilities include: (i) participation, directly or indirectly, in the performance of this

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Agreement; or (ii) the performance of other information or technology services; to leave the other Party's employ in order to accept employment with the soliciting Party, its Affiliates, or contractors or any other Person.

            3.2.5 RESPONSIBILITY OF PERSONNEL

                  Each Party shall be responsible for the management, direction, control, supervision and compensation of its own employees.

            3.2.6 INDIVIDUAL PERFORMANCE

                  Notwithstanding Section 3.2.1 (Amdocs' Key Personnel and Program Manager), if Nextel believes that the performance or conduct of any person employed or retained by Amdocs to perform the Services is, for any reason, unsatisfactory to Nextel or is not in compliance with the provisions of this Agreement, Nextel may so notify Amdocs and upon any such notice Amdocs shall promptly remedy the performance or conduct of such person, or, at Nextel's reasonable request, replace such person with another person reasonably acceptable to Nextel.

      3.3   DEDICATED HARDWARE

            In the event that Amdocs shall provide services to any Third Party using hardware with which Amdocs provides Services to Nextel hereunder, such use with such Third Party shall be subject to all relevant confidentiality and security related provisions of this Agreement.

      3.4   MODEL OFFICE

            Promptly after execution of this Agreement, Amdocs shall install and maintain, at a Nextel facility to be designated by Nextel, at no charge or expense, a single copy of the "Model Office" version of the Generic Product and, at no charge or expense, from time to time Amdocs shall make all updates and upgrades thereto. Nextel shall be permitted, at no charge or expense, to make additional copies of such "Model Office"; provided that Nextel shall be responsible for all costs and expenses associated with installing and maintaining such additional copies of the "Model Office," including the installation and maintenance of any updates and upgrades thereto and any additional hardware necessary to operate such additional copies of the "Model Office."

      3.5   PROGRAM OFFICE; REPORTING REQUIREMENTS

            The roles and responsibilities of the Parties with regard to the program office procedures and reporting requirements are as described under the heading "Program Office" In Schedule B (Roles and Responsibilities) hereto.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      3.6   ACCEPTANCE TESTING

            3.6.1 SOFTWARE COMPONENT TESTING

                  (a) Amdocs shall design, develop and execute the Unit Testing, System Testing, Conversion Testing, and Performance Testing of the Customized Product, all components thereof and any other software to be provided hereunder in connection with each Release of the Customized Product. The Parties shall conduct the Testing Activities (as defined below) in accordance with the process set forth below in order to verify compliance of the Customized Product with the applicable Detailed Functional Specification and Amdocs shall provide such assistance and cooperation to Nextel as is reasonably requested by Nextel in connection with Interface Testing and User Acceptance Testing in accordance with this Agreement, including Schedule B (Roles and Responsibilities) (collectively, the "Amdocs Testing Activities"). With the reasonable assistance of Amdocs, Nextel shall conduct Interface Testing and User Acceptance Testing and assist Amdocs with System Testing, Conversion Testing, and Performance Testing of the Customized Product (collectively, the "Nextel Testing Activities," and collectively with the Amdocs Testing Activities, the "Testing Activities"). For Amdocs Testing Activities, Nextel shall provide Amdocs, at least [**] prior to the commencement of the User Acceptance Testing referred to herein below, with all of the test cases to be used by Nextel for the Nextel Testing Activities. For all Testing Activities, Amdocs will provide Nextel, upon prior request, with access to any test case databases, test cases executed, defect logs, test entrance and exit criteria, access to Amdocs' data extraction tool, and any relevant test result documentation.

                  (b) Nextel reserves the right to observe and verify Amdocs' performance of and results from all Amdocs' Testing Activities (except Unit Testing), including review of test cases, test execution and test results of the software components contained or to be contained in the Customized Product, including Customizations pursuant to the applicable Detailed Functional Specification ("Software Components"). Upon Amdocs' notification to Nextel that Amdocs has completed Unit Testing, System Testing, Conversion Testing, and Performance Testing of all of the Software Components and such Software Components have been verified in writing by Nextel to be free of known defects, or Nextel and Amdocs mutually agree in writing to proceed with User Acceptance Testing notwithstanding the existence of known defects, Nextel shall promptly begin the User Acceptance Testing of such Software Components in environments using actual converted data and test generated data, and using business scenarios to be developed by the Parties during the applicable Detailed Program Design Phase, to determine whether each Software Component performs as warranted in Section 10 (Warranty). Nextel shall be permitted to add any additional business scenarios after the end of the applicable Detailed Program Design Phase to account for any changes in functionality or negative test conditions. No later than [**] prior to User Acceptance Testing, Amdocs shall provide to Nextel the detailed test scripts used in System Testing consisting of the detailed run books, test calendars, and any other test case material that is used as a part of System Testing. Further, Amdocs shall provide training on the Customized Product for Nextel personnel conducting User Acceptance Testing. During each cycle of User Acceptance Testing, if Nextel determines that a Software Component, or the Customized Product as a whole, has a material defect or is not performing according to the Specifications, or does not perform as warranted in

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Section 10.3(g) (Warranty), Nextel shall report the discrepancies to Amdocs. In the event that User Acceptance Testing halts due to deficiencies uncovered during the User Acceptance Testing, Amdocs must correct the deficiencies in the time frames specified for the highest priority correction in Section 2.1 of Appendix II (Mean Time to Repair) in Schedule C (Creditable Performance Specifications (CPSs)). In the event that User Acceptance Testing does not halt and continues to run, Amdocs shall correct the errors or defects and provide corrected Software Components within [**] after the end of the cycle of User Acceptance Testing. Nextel may re-run cycles of User Acceptance Testing until such a time that Nextel is satisfied with the quality of the Software Component. Nextel's undertaking of User Acceptance Testing does not imply acknowledgement of defect-free software, nor does it limit Nextel's ability or right to later discover and report product defects. Upon Nextel's verification that the Software Components are free of known defects or Nextel's determination to proceed with known defects, Nextel shall notify Amdocs in writing that "Initial Acceptance" of such Software Component (or the Customized Product, as the case may be), has occurred. Nextel's determination to proceed with known defects shall not limit Amdocs' obligation to timely correct such defects.

                  (c) Upon Initial Acceptance by Nextel of all Software Components contained in a Release of the Customized Product, Nextel shall begin testing such Software Components in Pilot Testing. The structure, goals and success criteria of the Pilot Testing will be as set forth and mutually agreed upon by the Parties and set forth in the applicable Detailed Program Design.

                  (d) Upon successful completion of the Pilot Testing (during which all errors or defects, if any which have been detected in the Customized Product are cured by Amdocs), and upon a subsequent "go live" decision by Nextel, Nextel shall begin to use the Customized Product, in a production environment. Nextel shall be deemed to have issued its "Final Acceptance" of the applicable Release of the Customized Product upon Amdocs' correction of any material errors detected and identified to Amdocs (i) prior to the "go live" date; and (ii) during the period commencing on the "go live" date and ending on the later of: (x) [**] subsequent to such "go live" date and (y) [**] after the completion of the first billing cycle using the applicable Release of the Customized Product. For purposes of clause (ii) of this Section 3.6.1(d), material errors are Priority 1 and Priority 2 Issues as defined in Schedule C (Creditable Performance Specifications (CPSs)). Subsequent to "Final Acceptance," Amdocs shall be required to correct any errors in the applicable Release of the Customized Product in accordance with this Agreement, including the Schedules hereto.

            3.6.2 NON SOFTWARE ACCEPTANCE

                  Each material deliverable required to be provided for Nextel pursuant to a Statement of Work hereunder that is not a Software Component shall also be subject to acceptance by Nextel as provided below. The Parties shall establish specific approval criteria with respect to each material non-software deliverable hereunder, at least [**] prior to the scheduled delivery date of such non-software deliverable. However, the Parties agree that acceptance criteria for the DPD for the Initial Release shall be established by the Parties prior to October 16, 2000. Nextel shall review each such deliverable under any such specifically established approval criteria and within the time established for that deliverable pursuant to the applicable Statement of Work (or, if none is so established then within a reasonable time). Upon

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
completion of the reviews, Nextel shall notify Amdocs in writing of Nextel's approval (an "Approving Notice") or non-approval (a "Non-Approving Notice") of the deliverable. Non-Approval may be determined only due to a failure to meet the deliverable specific approval criteria therefor, or, in the absence of such deliverable specific approval criteria, a material defect. In the event that Nextel does not send to Amdocs an Approving Notice or a Non-Approving Notice within [**] of delivery, the deliverable shall be deemed accepted. If the deliverable is not approved, Nextel shall include in the Non-Approving Notice a statement of the material defect or the deliverable specific approval criteria that were not met. Amdocs agrees that it will correct any identified material defects or failures of a non-approved deliverable to meet the deliverable specific approval criteria promptly, and in any event, within any time frame established in the applicable Statement of Work and that [**] to effect such correction. Upon delivery of the revised deliverable, the review process described above shall recommence with respect to all aspects of such deliverable that were to have been corrected and any other aspects that may have been affected as a result of such corrections.

            3.6.3 EFFECT OF REVIEWS

                  Notwithstanding any opportunity for Nextel to inspect any intermediate deliverables, no testing pursuant to Section 3.6 (Acceptance Testing) or Approving Notice shall constitute a waiver of or otherwise relieve Amdocs from its obligations hereunder, including, without limitation pursuant to the warranties of Section 10 (Warranty) hereof and no Approving Notice with respect to an intermediate deliverable shall obligate Nextel with respect to, or constitute, approval or acceptance of the Customized Product. For the avoidance of doubt, the provisions of this Subsection 3.6.3 (Effect of Reviews) shall not affect the acceptance of the Customized Product in accordance with the provisions of Section 3.6.1 (Software Component Testing).

      3.7   DISPUTE RESOLUTION

            3.7.1 PROBLEMS

                  In the event of any dispute under or in relation to this Agreement (including but not limited to a dispute regarding the subject matter of Section 3.6 (Acceptance Testing), any Statement of Work or any damages claimed by one Party from the other Party, the Program Managers shall discuss and make an effort to resolve such dispute at or prior to the next Steering Committee meeting, and for at least [**]. If the Program Managers shall have executed a written resolution of the dispute, each Party shall begin performance in accordance with such resolution, provided that no agreement of the Program Managers may amend or modify the terms of this Agreement without the concurrence of the Steering Committee. In the event the Program Managers have been unable to resolve the dispute, the dispute shall be referred to the Steering Committee for its resolution at the first occurring meeting thereof following the elapse of the above-mentioned [**], or such longer period as agreed to in writing by the Parties; provided that, at any time, a Party may call a meeting of the Steering Committee in order to refer a dispute to the Steering Committee for resolution.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            3.7.2 UNRESOLVED DISPUTES

                  If any dispute arises between the Parties, and the disputed matter has not been resolved by the Program Managers within [**] after such dispute has come to their attention (or a longer, reasonable period, if so agreed between the Program Managers), and the disputed matter has not been resolved by the Steering Committee at the first occurring meeting thereof following the elapse of the above-mentioned [**], or such longer period as agreed to in writing by the Parties, or, if otherwise, at the meeting thereof called to consider the dispute, and without regard to whether either Party has contested whether these procedures, including the duty of good faith, have been followed, each Party shall have the right to refer the unresolved dispute (and, in connection with such referral, such Party shall provide a summary of the dispute and each Party's position) to the Presidents of Nextel and Amdocs, who will then attempt in good faith to resolve the dispute. In the exceptional event that the Presidents of the Parties or their respective designees cannot resolve the dispute within a time frame agreed to by the Presidents (or, if not agreed, within a period of [**]), the dispute shall be resolved as provided for in
Section 12.6 (Governing Law And Jurisdiction).

            3.7.3 NO TERMINATION OR SUSPENSION OF SERVICES

                  Notwithstanding anything to the contrary contained herein, and even if any dispute arises between the Parties and regardless of whether or not it requires at any time the use of the dispute resolution procedures described above, in no event nor for any reason shall Amdocs interrupt the provision of Services to Nextel, disable the Customized Product or any portion thereof or any other deliverable hereunder, or perform any other action that prevents, slows down, or reduces in any way the provision of the Services or Nextel's ability to conduct its business (with any such interruption, disablement, or other action, being referred to herein as a "Suspension"), unless: (i) authority to do so is granted by Nextel in writing or conferred by the Arbitrator or by a court of competent jurisdiction; (ii) Nextel has failed to pay Amdocs in accordance with the provisions of this Agreement at least [**] percent ([**]%) of Amdocs' charges relating to a period of [**] or more hereunder; provided that (x) such charges are at least [**] past due; (y) Amdocs has advised Nextel's Program Manager in writing of Nextel's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] of Amdocs' above written notice, and (z) Nextel has not paid such amounts in full by the later of the [**] period specified in (x) above or the [**] period specified in (y) above; or (iii) this Agreement has been terminated pursuant to
Section 5 (Term, Renewal and Termination), and Amdocs has performed all of its obligations under Section 5.5 (Transfer Assistance (Disentanglement)). The Parties further agree that notwithstanding clause (ii) of this Section 3.7.3 (No Termination or Suspension of Services), Amdocs shall not be entitled to undertake a Suspension in the event that Nextel has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., [**] percent ([**]%)) of Amdocs' charges relating to such period of [**] or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs' charges relating to such period of [**] or more, Nextel's Chief Information Officer or Chief Operations Officer shall have determined such amount is a "disputed amount" in accordance with the provisions of Section 4.2.6(d) (Payments) hereof.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            3.7.4 INJUNCTIVE RELIEF

                  Neither Party shall be obligated to follow the procedures set forth in Section 5.5 (Transfer Assistance (Disentanglement)), Section 3.7.1 (Problems) and Section 3.7.2 (Unresolved Disputes), and each Party shall be entitled to seek relief in a court of competent jurisdiction, in order to seek injunctive relief for violations of this Agreement, provided that the Party seeking relief shall provide the other Party [**] notice prior to seeking such relief, which notice shall include a description of why it is seeking such relief and during which [**] notice the Party seeking such relief shall attempt in good faith to discuss the issue with the Program Manager or a Steering Committee member of the other Party.

      3.8   NEXTEL'S POLICIES

            Amdocs shall ensure that it, its employees, agents, and Subcontractors comply with the following applicable internal Nextel policies and, prospectively after notice, such additional policies as may be provided by Nextel to Amdocs in writing from time to time, and Amdocs shall cooperate with Nextel to facilitate Nextel's compliance with such policies, provided that nothing in these policies contradicts any United States law, rule or regulation:

            (a)   Security

            At all times during the Term, Amdocs shall provide all Services in a manner in accordance with Nextel's security requirements and procedures, which include prevention and detection of fraud, abuse, or other inappropriate use or access of systems and networks by all appropriate means including network management and maintenance applications and tools, and in accordance with Amdocs' security procedures. In addition, all Amdocs personnel (including personnel of any Subcontractors) shall be subject to and shall at all times conform to Nextel's security rules and requirements as they have been disclosed to Amdocs in writing. At all times during the Term, Amdocs shall ensure that it, its employees, agents and Subcontractors: (i) comply with, and take no action that results in Nextel being in violation of, any U.S. Federal, state or local, or any foreign, law, regulation or rule, including those regarding security or exportation; and (ii) obtain any and all security clearances, insofar as it is required by any applicable law, regulation, administrative order or other applicable authority, that Nextel determines are required in connection with the performance of any of the Services.

            (b)   Computer Information and Access

            Prior to performing any services pursuant to this Agreement, Amdocs' personnel who will access Nextel computer data and software, including the Nextel Data, shall execute Nextel's standard forms, to the extent they exist, concerning access protection and data/software security. At all times during the Term, Amdocs shall ensure that it, its employees, agents and Subcontractors, comply with all Nextel policies and procedures regarding data access and security, including those prohibiting or restricting remote access to Nextel's systems and data; provided however, that Nextel acknowledges that Amdocs shall require remote access to perform certain of the Services hereunder. Nextel shall provide copies of any such policies to, and discuss any such policies with, Amdocs. Amdocs shall issue to Amdocs' personnel access mechanisms including, but not limited to, access IDs, passwords, and access cards that are to be

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
used only by such personnel to whom they are issued. Amdocs shall provide to such personnel only such level of access as is required to perform the tasks and functions for which such personnel are responsible. Amdocs shall from time to time provide Nextel with an updated list of those Amdocs personnel having the highest level of access to Nextel's systems, software and data. The Nextel Data shall be used by Amdocs personnel only in connection with Amdocs' obligations hereunder, and shall not be commercially exploited by Amdocs with Third Parties. Failure of Amdocs to comply with these rules may result in Nextel restricting offending personnel from access to Nextel computer systems. Amdocs shall maintain and ensure the confidentiality and security of the Nextel Data. To the extent applicable, the provisions of this paragraph (b) shall apply, mutatis mutandis, with regard to Nextel's employees, agents and Subcontractors, if any, who will have access to Amdocs' computers, data and software.

            (c)   Ethical Business Practices

            Amdocs and Nextel and any Subcontractors used by them in the performance of Services hereunder shall fulfill their obligations hereunder in an ethical manner, and shall comply with all applicable laws and regulations and Amdocs shall comply with any code of ethics maintained by Nextel as of the date hereof, or implemented subsequent to the date hereof, as such may be amended from time to time. Nextel shall provide copies of such code of ethics to, and discuss such code with, Amdocs.

            (d)   Other Policies

            Amdocs shall, and shall cause its Subcontractors and employees performing Services hereunder to, abide by all Nextel corporate policies applicable to the performance of the Services hereunder that may be established by Nextel from time to time. Nextel shall provide copies of any such policies to, and discuss any such policies with, Amdocs.

            (e)   Holidays

            The Parties agree that Amdocs' holidays are to be determined in accordance with Nextel policies.

4.    CHARGES, CREDITS AND PAYMENTS

      4.1   GENERALLY

            4.1.1

                  As the sole and entire financial consideration for the Services to be performed and deliverables and intellectual property to be provided by Amdocs under this Agreement, Nextel shall pay to Amdocs the amounts set forth in this Section 4 (Charges, Credits and Payments), which consist of:

                  (a) License Fees: Nextel shall pay the License Fees in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  (b) Implementation and Conversion Fee: Nextel shall pay the Implementation and Conversion Fee in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

                  (c) Monthly Subscriber Fee: Nextel shall pay the Monthly Subscriber Fee in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

                  (d) Maintenance Fee: Nextel shall pay the Maintenance Fee in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

                  (e) Pass through expenses: Nextel shall pay pass through expenses, if applicable, in accordance with Section 4.4 ([**] Pass Through Agreement) and Schedule D (Charges);

                  (f) Reimbursable expenses: Nextel shall reimburse Amdocs for certain expenses in accordance with Annex A to Schedule D (Charges); and

                  (g) Any other charges that are mutually agreed upon by the Parties.

            4.1.2

                  The above enumerated fees and charges to be paid by Nextel to Amdocs are subject to change due to the addition of services which are not at the time of execution of this Agreement within the scope of the Services hereunder. In the event that Nextel requires any such additional services hereunder (or requires Amdocs to create an Additional Release with respect to which Nextel chooses not to, apply Unused Initial Release Hours or Prepaid Customization Hours), Nextel shall pay Amdocs in accordance with the Amdocs Rate, unless a fixed price arrangement is agreed upon by the Parties, and the reimbursable expenses structure specified in Annex A to Schedule D (Charges) shall apply to the delivery of such additional services (or Additional Release). Further, to the extent that Schedule L (Envelope Parameters) contemplates any additional fees to be payable by Nextel to Amdocs in the event that an envelope parameter stated therein is exceeded, and in the event that the Parties agree that any conditions to the payment of any such additional fees have been met, then Nextel shall pay such fees to Amdocs.

            4.1.3

                  Nextel shall pay Amdocs at the Amdocs Rate for any time spent by Amdocs performing Customization Services to the extent: (i) Nextel cannot allocate Prepaid Customization Hours and Unused Initial Release Hours because such time exceeds the then remaining Prepaid Customization Hours or Unused Initial Release Hours under the Agreement; or (ii) Nextel has elected not to allocate Prepaid Customization Hours or Unused Initial Release Hours to such time.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            4.1.4

                  (a) The Parties agree that the above enumerated fees and charges only refer to Services to be performed and deliverables to be provided by Amdocs with respect to the modules of the Generic Product specified in Annex B to Schedule D (Charges), including any future releases of such modules of the Generic Product, which are to be customized in accordance with each DFS hereunder. Amdocs may charge Nextel hereunder for any additional licenses and services relating to other modules of Amdocs' ENSEMBLE customer care and billing platform, if ordered by Nextel from Amdocs, as follows:

                        (i)   [**]: [**] shall [**].

                        (ii)  [**]:

                        (iii) [**]: The Parties shall [**] with respect to this module, at the time Nextel requests the addition of such module.

                        (iv) [**]: The Parties shall [**] with respect to this module, at the time Nextel requests the addition of such module.

                        (v) [**]: Nextel shall [**] in order to operate this module.

                        (vi) [**]: The Parties shall [**] with respect to this module, at the time Nextel requests the addition of such module.

                  In the event Nextel orders from Amdocs any licenses and related services with respect to the additional modules listed in clauses (i) through (vi) above, Schedule D (Charges) hereof (including Annex B thereto) will be updated accordingly; provided, however, that there shall be no increase in the Monthly Subscriber Fee or Annual Maintenance Fee due to Nextel's ordering any licenses and related services with respect to such additional modules, unless the Parties agree to any such increase in connection with their negotiations with respect to such additional modules.

                  (b) Amdocs hereby represents and warrants that at the time of execution of this Agreement, Amdocs' ENSEMBLE customer care and billing platform only includes (in addition to the modules listed in Annex B to Schedule D (Charges) and in clause (a) above) the following modules (which modules are not being provided to Nextel as of the execution date hereof and will be provided to Nextel upon its request at a price to be agreed upon by the Parties):

                  -     [**]

                  Amdocs agrees that any modules not listed in Annex B to Schedule D (Charges) hereto, clause (a) above or in this clause (b), and that are commercially available on the date hereof, shall be [**].

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  (c) Amdocs further agrees that [**] the Generic Product modules listed on Annex B to Schedule D [**].

                  (d) Amdocs agrees that upon Nextel's request, [**] and, thereafter, shall be governed by the terms of this Agreement and be deemed a module with respect to which Amdocs shall perform Services and provide deliverables in accordance herewith (and Annex B to Schedule D (Charges) shall accordingly be amended to reflect the addition of such module). In the event that Nextel makes such request prior to the Final Conversion Date, Amdocs shall [**] prior to such date (unless the Parties otherwise agree).

                  (e) At Nextel's option, Amdocs shall grant to Nextel (or its designee) a royalty-free, fully-paid, perpetual, non-exclusive, non-transferable (except as permitted in this Agreement) license to use in North America [**] for such module.

      4.2   REPORTING, INVOICING AND PAYMENT

            4.2.1 REPORTS

                  Amdocs shall issue monthly reports in accordance with the provisions of Schedule B (Roles and Responsibilities) and Schedule C (Creditable Performance Specifications (CPSs)).

            4.2.2 INVOICING OF LICENSE, AND IMPLEMENTATION AND CONVERSION FEE

                  Upon Nextel's determination of the occurrence of each event designated as a "Milestone" for the Initial Release in Schedule D (Charges) in accordance with the criteria set forth in Section 3.6 (Acceptance Testing), Nextel shall pay Amdocs in accordance with the provisions of Schedule D (Charges) with respect to such "Milestone" (including any applicable partial payments stated therein). The same invoicing process shall be followed with respect to each Additional Release when being provided by Amdocs on a fixed price basis.

            4.2.3 INVOICING OF MONTHLY SUBSCRIBER FEE AND MAINTENANCE FEE

                  At the end of each month during which Amdocs has performed the Committed Operation Services and the Maintenance Services, Amdocs shall invoice Nextel the Monthly Subscriber Fee and Maintenance Fee for such monthly Services.

            4.2.4 INVOICES

                  All reports and invoices issued by Amdocs hereunder shall be sent to the Nextel Program Manager and shall be in such reasonable detail as requested or approved by the Joint Committee of Nextel and Amdocs referred to in Subsection 4.2.6 (Payments) herein below. Such invoices shall contain, in addition to any other types of information agreed upon by the Joint Committee, the following detailed information, as applicable: identification of any Milestone applicable to each payment, Nextel's purchase order number (provided that Nextel has submitted to Amdocs such purchase order not later than [**] following signing off on the applicable Statement of Work), service descriptions, hours of service against specific enumerated

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
tasks and responsibilities (including any Milestone, if any) and identification of individuals performing services. All invoices shall be denominated in currency of the United States of America.

            4.2.5 PERFORMANCE CREDITS AND BONUSES

                  Nextel will be entitled to Performance Credits, and Amdocs shall be entitled to bonuses, in accordance with Schedule C (Creditable Performance Specifications (CPSs)), in respect of Amdocs' actual performance of Services as measured against the CPSs. It is understood that Performance Credits are intended to reflect, to some extent, the diminished value of Amdocs' Services in such events. Performance Credits are not intended to compensate Nextel for any breach or default by Amdocs under this Agreement, nor to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event shall Performance Credits be Nextel's sole and exclusive remedy with respect to any failure of Amdocs to comply with applicable CPSs; provided that any monetary award granted to Nextel with respect to such failure shall be reduced by, but shall not be limited to, any Performance Credit paid by Amdocs with respect to such failure.

            4.2.6 PAYMENTS

                  (a) Except for amounts reasonably disputed in good faith (which shall be dealt with as provided below), Nextel shall pay all invoices properly issued no later than the [**] (the "Due Date") after receipt thereof. Payments shall be made by Nextel directly to the following Amdocs' bank account:

                  Bank of American N.A.
                  Dallas, Texas 75283-2406
                  Account name: Amdocs Software Systems Ltd.
                  Account #: 375130 7651

                  (b) Amdocs invoices shall be deemed paid upon delivery of the amounts specified therein to the above bank account. Amdocs shall be permitted to charge Nextel Interest on any undisputed amount payable under this Agreement in the event such undisputed amount is not paid within [**] of the Due Date, on the monthly invoice immediately following the month of the invoice including such unpaid amount, such Interest to be computed from the Due Date to the date of payment.

                  (c) Each of Nextel and Amdocs shall appoint one member of a joint committee (the "Joint Committee") established to deal with the issue of Amdocs' invoices and any disputed amounts payable under this Agreement. The first members of the Joint Committee will be Nextel's Director of Business Systems Overhaul Project and Amdocs' Vice President for the Customer Care and Billing Project. The committee members will agree on the format of Amdocs' invoices and the additional information or documentation, if any, required to support such invoices.

                  (d) Upon receiving an Amdocs invoice, Nextel shall, as soon as reasonably practicable, review the invoice to verify whether there are any disputed amounts in

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
the invoice; provided that Nextel shall retain its right to dispute any amounts contained in such invoice that it discovers later, including subsequent to the payment of such invoice. In the event Nextel is of the opinion that any invoice contains a disputed amount (whether or not the disputed amount has already been paid by Nextel), it shall promptly prepare a detailed memorandum explaining the basis for the dispute and gather reasonable documentation and information, if possible, to substantiate it. Nextel shall then, without further delay, bring such material to the attention of the Joint Committee who shall use all reasonable efforts to resolve the matter of the disputed amount within [**]. If such a resolution cannot be reached within the above period (or any other period mutually agreed upon by the Parties), the matter shall be immediately presented by the Joint Committee to Nextel's Chief Information Officer or Nextel's Chief Operations Officer for determination as to whether the amount in question (or any part thereof) is disputed or not. Provided that the procedure set forth in this clause (d) has been followed and that such person determines that the amount is disputed and was initially invoiced on or after the date that is [**] prior to the date of the invoice from which such disputed amount is being withheld, Nextel shall have the right to withhold such amount from such invoice and the matter shall be resolved in accordance with the dispute resolution procedure specified in Section 3.7 (Dispute Resolution) as if the matter has not been resolved by the Program Managers; provided, however, that nothing herein shall be construed to restrict or limit in any way Nextel's right to terminate this Agreement, at any time, in accordance with the provisions of Section 5 (Term, Renewal and Termination) hereof. Nextel shall also be permitted to withhold any "Computable Amounts" from any invoice.

                  (e) The failure of Nextel to pay a disputed invoice or to pay the disputed part of any invoice shall not constitute a breach or Default by Nextel provided that the procedure described above herein has been followed with respect to the matter. In the event that Nextel disputes an amount invoiced by Amdocs and the procedure described in clause (d) above results in a determination that such amount is due and owing by Nextel, such amount shall be due and payable within [**] of Nextel's receipt of such determination. The failure of Nextel to withhold payment shall not waive any other rights Nextel may have with respect to disputed amounts or overpayments.

                  (f) All payments under this Agreement shall be made in currency of the United States of America.

                  (g) Notwithstanding anything above to the contrary, with regard to the Milestone related payments specified in Schedule D (Charges) hereof, Amdocs shall issue to Nextel invoices at least [**] before the anticipated Milestone achievement date. Subject to Nextel's reasonable determination that the applicable Milestone has been achieved in accordance with Schedule D (Charges), Nextel shall pay such invoices on the Milestone achievement date, which is considered to be the Due Date for the purposes of this paragraph (g); and if not paid by Nextel on such Due Date, Interest shall apply as of such Due Date without any grace period.

            4.2.7 THIRD PARTY SERVICES

                  Nextel may engage Third Parties to provide services in connection with the Customized Product; provided that Nextel shall provide Amdocs with notice prior to

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
engaging any Third Party [**]. [**] to facilitate the successful accomplishment of the services; provided that (i) such Third-Party shall sign a confidentiality agreement with Amdocs containing confidentiality obligations substantially similar to those set forth in Section 6 (Confidential Information) and (ii) Amdocs' personnel can reasonably do so without adversely affecting Amdocs' compliance with the CPSs or other aspects of the Services being delivered hereunder. [**]: (i) providing general information [**] used in providing [**];
(ii) [**] such Third Party [**] in connection with such services [**]; (iii) providing [**], as described in the following sentence); and (iv) [**] in connection with the such services. If Amdocs is [**] the scope of the Services, [**], based on [**]; provided that Amdocs [**]. Amdocs shall [**].

            4.2.8 TAXES

                  (a) Nextel shall be responsible for any present or future federal, state, or local sales, transaction, or withholding, tax that is imposed by a taxing authority located in the United States on charges for goods and/or services provided by Amdocs pursuant to this Agreement; provided, however, that Nextel shall not be responsible to Amdocs for any tax that is not billed on the original Amdocs invoice for such goods or services, unless Amdocs is able to include such tax within [**] on a subsequent Amdocs invoice, and in accordance with applicable law without application of any penalty. Amdocs shall be responsible for any present or future sales, transaction, or withholding, tax imposed by a taxing authority located outside the United States for goods and/or services provided by Amdocs pursuant to this Agreement. If Nextel wishes to claim an exemption from any applicable tax, Nextel shall be required to furnish Amdocs with an exemption certificate documenting such exemption. For the avoidance of doubt, neither Party shall be responsible for the payment of any taxes, regardless of the location of the taxing authority, imposed on the income or personal property of the other Party.

                  (b) Within [**] after the date of any deduction of any Taxes by or on behalf of Nextel from or in respect of any sum payable to Amdocs hereunder, Nextel shall furnish to Amdocs, at its address referred to herein, the original or a certified copy of a receipt evidencing such deduction of Taxes.

                  (c) Each Party shall upon the request of the other take reasonable action, including without limitation the completion of forms, certificates and documents and the provision of information to the relevant taxing authority, of the kind required under the applicable law, to secure the benefit of any exemption from or relief with respect to the Taxes applicable to any amounts payable hereunder.

                  (d) The Parties agree to cooperate with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Amdocs' invoices shall, where applicable, separately state the amounts of any taxes Amdocs is properly collecting from Nextel pursuant to the terms hereof.

      4.3   EXPENSES

            As provided above, Nextel shall reimburse Amdocs for reasonable out of pocket expenses, incurred by Amdocs personnel directly providing Services, in accordance with Annex A to Schedule D (Charges) hereof.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      4.4   [**] PASS THROUGH AGREEMENT

            Upon the request of Nextel and subject to the prior review and written approval of Nextel, Amdocs shall enter into an agreement with its [**] or any other permitted Subcontractor used by Amdocs for the performance of the Services hereunder for the processing, printing and mailing of Nextel's invoices to its Subscribers at the best prices Amdocs currently obtains and otherwise in a format reasonably acceptable to Nextel (the "[**] Pass Through Agreement"); provided that Amdocs shall remain responsible for all applicable CPSs and other performance standards herein, and shall be responsible to Nextel for the fulfillment of any CPSs or other performance standards contained in the [**] Pass Through Agreement. Nextel shall pay Amdocs all charges (including but not limited to deposits and other fees) Amdocs incurs under the [**] Pass Through Agreement plus an additional [**] percent ([**]%) of such charges; provided, however, that such [**] percent ([**]%) charge shall not apply to [**] charges or deposited amounts. In the event Nextel pays to Amdocs any amount that Amdocs is required to deposit under the [**] Pass Through Agreement, and Amdocs receives a refund of such deposit, Amdocs shall promptly refund such amount to Nextel. No increase in the prices charged to Nextel under the [**] Pass Through Agreement shall be effective on Nextel without at least [**] notice to Nextel. In lieu of the pass through arrangement described above, Nextel, at any time, may elect to enter directly (without the involvement of Amdocs) into the [**] Pass Through Agreement or other agreement with a [**]; provided that Nextel shall notify Amdocs [**] prior to the effectiveness of any such agreement entered into directly by Nextel with a [**]; and provided further, that upon such agreement becoming effective (and the [**] Pass Through Agreement no longer being in effect), the Parties shall revise the CPSs such that the number of hours allocated for Amdocs to complete the portion of the billing cycle for which it is responsible shall be reduced to account for such [**] Pass Through Agreement no longer being in effect.

      4.5   ITDS CONTRACT AMENDMENTS, ADJUSTMENTS TO ITDS CONTRACT

            Within thirty (30) days of execution of this Agreement, Amdocs shall cause ITDS to enter into the amendment to the ITDS Contract set forth in Schedule H (ITDS Contract Amendments).

5.    TERM, RENEWAL AND TERMINATION

      5.1   INITIAL TERM; RENEWALS

            The period during which Amdocs shall be obligated to provide the Services under this Agreement shall commence on the Effective Date and end on the earliest of (i) the date which is five (5) years subsequent to the Final Conversion Date; (ii) December 31, 2007 and (iii) the termination of this Agreement pursuant to its terms. Amdocs shall notify Nextel of the expiration of the Initial Term, and of any renewal thereof, no earlier than twelve (12) months, nor later than six (6) months, before the date on which the Term would expire (if not renewed). Nextel shall have the right in its sole discretion, exercisable by notice to Amdocs delivered at least [**] prior to the expiration of the Initial Term, to extend the Initial Term for a period of two (2) years (the "Renewal Period"). In the event that Nextel makes such an election, pricing for the Services in the Renewal Period shall remain in accordance with the terms of this

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Agreement, provided however, that the Monthly Subscriber Fee shall be adjusted, effective as of the beginning of such Renewal Period, upward or downward, as the case may be, by an amount equal to the product of the Second Rate Adjustment Index and the Monthly Subscriber Fee as in effect on the date of expiration of the Initial Term; provided, further, however, that Nextel shall have the right to revoke its election to extend the Initial Term at any time prior to signing an extension for the Renewal Period.

      5.2 TERMINATION FOR CONVENIENCE; CHANGE IN CONTROL OF AMDOCS; TERMINATION FOR FORCE MAJEURE; FOR FAILURE TO DELIVER ACCEPTABLE DFS

            5.2.1 FOR CONVENIENCE

                  Nextel shall have the right to terminate for its convenience the Services effective at 11:59 p.m. on the last day of any calendar quarter (e.g., March 31, etc.) (the "Termination Date" with regard to termination for convenience) by delivering to Amdocs a written "Termination Notice" at least [**] before the Termination Date. In the event Nextel terminates the Services for its convenience (in addition to paying all fees otherwise payable by Nextel hereunder through the Termination Date), Nextel shall pay to Amdocs an Exit Fee determined in accordance with Schedule I (Exit Fee Computation); provided that the amount of such Exit Fee shall be determined on the basis of the date of the Termination Notice; and provided, further, that such Exit Fee shall be payable to Amdocs in the following manner: [**] of the Exit Fee shall be payable to Amdocs on the date of the Termination Notice, [**] of the Exit Fee shall be payable to Amdocs on the Termination Date and [**] of the Exit Fee shall be payable to Amdocs on the Expiration Date (as defined in Section 5.5.1 (Disentanglement Process)), provided that this final installment of the Exit Fee shall be deposited by Nextel in a Third-Party escrow account on or prior to the Termination Date and released on the Expiration Date. For the avoidance of doubt, Nextel shall not be able to partially terminate the Services pursuant to this Section 5.2.1 (For Convenience). Notwithstanding the above, in the event that Nextel terminates this Agreement for convenience in accordance with this
Section 5.2.1 (For Convenience) during the Renewal Period, Nextel shall not be obligated to pay Amdocs the Exit Fee provided that the Termination Date is fixed on a day that is at least [**] following the receipt by Amdocs of the applicable Termination Notice. In addition, in the event of termination for convenience by Nextel as aforesaid, Nextel shall provide Amdocs with a written statement (the "Termination Statement") signed by Nextel in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Nextel's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Nextel does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Nextel's right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Nextel shall have all remedies available to it in accordance with Section 9.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            5.2.2 CHANGE IN CONTROL OF AMDOCS

                  In the event of a Change in Control of Amdocs or Amdocs Limited that results in a Nextel Competitor or any Affiliate of a Nextel Competitor acquiring Control of Amdocs or Amdocs Limited, Nextel shall have the right to end the Term on a date that is the last day of a calendar quarter (e.g., March 31, etc.), by sending Amdocs a Termination Notice at least ninety
(90) days before the Termination Date specified in such Termination Notice, provided that Nextel shall have delivered such notice to Amdocs not later than ninety (90) days following the effective date of such Change in Control. Solely for purposes of this Section 5.2.2 (Change in Control of Amdocs), Control shall mean the legal, beneficial, or equitable ownership, direct or indirect, of more than fifty percent (50%) of the aggregate of all voting or equity interests in Amdocs or Amdocs Limited, as the case may be; "Change in Control" shall mean the closing of any transaction or related series of transactions as a result of which a single person or business unit (or legally or contractually related group of persons or businesses) acquires Control of Amdocs or Amdocs Limited, as the case may be. In the event Nextel terminates the Term on the basis of a Change in Control hereunder, and provided that the Termination Date is fixed on a day that is at least [**] following the date on which the prospective Change in Control is publicly disclosed, Nextel shall not be required to pay Amdocs any Exit Fee or other termination fees. In addition, in the event of termination of this Agreement by Nextel due to Change in Control as aforesaid, Nextel shall provide Amdocs with a Termination Statement signed by Nextel in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Nextel's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Nextel does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Nextel's right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Nextel shall have all remedies available to it in accordance with Section 9.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

            5.2.3 TERMINATION FOR FORCE MAJEURE EVENT

                  If a delay or interruption of performance by Amdocs resulting from its experiencing a Force Majeure Event exceeds [**] (the "Force Majeure Period"), then Nextel may either: (i) terminate the Term, by delivering to Amdocs a Termination Notice specifying a Termination Date not less than [**] after the date of the Termination Notice; and in the event of such a termination, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled; provided that, during the pendency of the Force Majeure Event, Amdocs shall only perform its Disentanglement obligations to the extent such obligations can be performed despite the Force Majeure Event; or
(ii) engage an alternate provider (who shall be subject to the confidentiality requirements hereunder), on an interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof; provided, however, that if due to the Force Majeure Event, Amdocs is unable even to perform disaster recovery services under the Disaster Recovery Plan, Nextel shall have the right, beginning [**] after the occurrence of the Force Majeure Event, to terminate the Term by delivering to Amdocs a

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Termination Notice specifying a Termination Date. Nextel [**] if Nextel terminates the Term on the basis of a Force Majeure Event.

                  For the avoidance of doubt, the Parties expressly agree that:
(i) in the event that the Force Majeure Event constitutes a "Disaster," Amdocs shall not be deemed to be failing to perform the Services if Amdocs is performing disaster recovery services in accordance with such Disaster Recovery Plan; and (ii) Nextel shall have a right to terminate the Agreement under this
Section 5.2.3 (Termination for Force Majeure Event), whether or not Amdocs is so performing disaster recovery services in accordance with the Disaster Recovery Plan, in the event that due to the Force Majeure Event, Amdocs is unable to perform the Services as they would be required to be performed under this Agreement in the absence of the occurrence of the Force Majeure Event and in accordance with the CPSs (subject to any applicable Grace Period under Schedule C (Creditable Performance Specifications (CPSs)). In addition, in the event of termination for Force Majeure Event by Nextel as aforesaid, Nextel shall provide Amdocs with a Termination Statement signed by Nextel in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Nextel's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Nextel does not believe that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), or to prohibit or restrict Nextel's right to make any claim that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), and notwithstanding the provision of such Termination Statement, Nextel shall have all remedies available to it in accordance with
Section 9.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

            5.2.4 EFFECT OF TERMINATION

                  For the avoidance of doubt, any termination under this Section
5.2 (Termination for Convenience; Change in Control of Amdocs; Termination for Force Majeure) shall be effective with regard to Nextel [**] receiving Services under this Agreement, but shall not be effective with regard to [**] that has entered into its own agreement with Amdocs.

      5.3   TERMINATION FOR CAUSE

            5.3.1 CRITICAL DEFAULTS

                  Section 3.7 (Dispute Resolution) hereof notwithstanding, the Term may be ended by either Party at any time, by delivering a Termination Notice specifying a Termination Date to the other Party if the other Party commits a Critical Default, provided that such Termination Date stated in any Termination Notice issued pursuant to this Section 5.3.1 (Critical Defaults)) shall be [**] or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Nextel, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled. Termination shall not constitute a Party's exclusive remedy for such a Critical Default, and such Party shall not be deemed to have waived any of its rights accruing hereunder prior to such Critical Default. Nextel shall not be required to pay Amdocs any Exit Fee or other

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
termination fees if Nextel terminates the Term for Critical Default. If Nextel ends the Term as a result of a claimed Critical Default by Amdocs and it is determined by the Arbitrator that no Critical Default was committed, then the termination shall be deemed a termination for convenience, pursuant to Section
5.2.1 (For Convenience), and Amdocs shall have all remedies available to it, in accordance with Section 9.2 (Remedies) hereof, in connection with such determination that no Default was committed. For purposes of this Section 5.3 (Termination for Cause), a "Critical Default" of Amdocs shall mean each of the defaults described in clauses (a), (d), (e) and (g) of Section 11.1.39 (Default) hereunder only; and a "Critical Default" of Nextel shall mean the default described in clause (f) of Section 11.1.39 (Default) hereunder, i.e., Nextel's failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs' charges relating to a period of sixty (60) days or more hereunder; provided that (x) such charges are at least ninety (90) days past due; (y) Amdocs has advised Nextel's Program Manager in writing of Nextel's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within forty-five (45) days of Amdocs' above written notice, and (z) Nextel has not paid such amounts in full by the later of the ninety (90) day period specified in (x) above or the forty-five (45) day period specified in (y) above; and provided further, however, that, notwithstanding anything to the contrary provided above, there shall not be deemed to have occurred a "Critical Default" of Nextel hereunder in the event that Nextel has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs' charges relating to such period of sixty (60) days or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs' charges relating to such period of sixty (60) days or more, Nextel's Chief Information Officer or Chief Operations Officer shall have determined such amount is a "disputed amount" in accordance with
Section 4.2.6(d) (Payments) hereof.

            5.3.2 MATERIAL DEFAULTS

                  In the event that Nextel believes Amdocs has committed a Default described in clause (f) of Section 11.1.39 (Default) hereunder or either Party believes the other Party has committed a Default described in clause (c) of Section 11.1.39 (Default) hereunder (each referred to hereinafter as a "Material Default"), the Party asserting that such Material Default has been committed shall provide the other Party with written notice of such claim, and within [**] of the date of such notification, an Arbitrator having at least five
(5) years experience in international business shall be appointed by agreement of the Parties; provided, that if the Parties are unable to agree on an Arbitrator within such period, then, no later than the tenth (10th) calendar day after the date of notification described above an Arbitrator shall be appointed by AAA. The purpose of such arbitration shall be to determine, assuming the truth of all claims of the Party asserting that such Material Default has been committed, whether the other Party's failure or breach is "material" for purposes of clause (c) or (f) of Section 11.1.39 (Default), as the case may be. The arbitration (as well as any subsequent arbitration provided below) shall be conducted (i) under the rules of the AAA; (ii) in New York City; and (iii) in the English language. Within [**] of the date of the original notification described above, the Arbitrator shall make its initial determination of materiality, and if the Arbitrator confirms that the asserted failure or breach is "material," then within [**] of the original notification described above, the Arbitrator must determine whether the asserted Material Default was in fact committed and was

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
not cured within the applicable cure period therefor, if any (i.e., that the conditions of a Default under clause (f) or clause (c), as the case may be, of
Section 11.1.39 (Default) were met). If the Arbitrator determines that a Party did in fact commit a Material Default, or the Arbitrator fails to render a determination within [**] of the original notification as to whether such Material Default was in fact committed, then the Party asserting such Material Default shall have the right to terminate this Agreement. The [**] time limit during which the Arbitrator must determine whether a Party has in fact committed a Material Default shall be reduced by the number of days in excess of thirty
(30) elapsing between the date of the original notice described above and the date of the Arbitrator's initial threshold determination of materiality. In the event that the Arbitrator rules that a Material Default has been committed by a Party, the other Party may initiate the termination by sending the other Party a Termination Notice specifying a Termination Date, provided that such Termination Date shall be [**] or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date, and, in the event of such a termination, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled. Upon termination by Nextel pursuant to this Section 5.3.2 (Material Defaults), Amdocs shall [**] subsequent to the expiration of any cure period contained in clause (c) or clause (f), as the case may be, of Section 11.1.39 (Default). Termination shall not constitute a Party's exclusive remedy for a Material Default of the other Party, and the Arbitrator shall have time beyond the [**]time period referenced above to determine the damages due to a Party for such asserted failure or breach of the other Party hereunder. Further, a Party shall not be deemed to have waived any of its rights accruing hereunder prior to submitting the original notice described above, and Nextel shall not be required to pay Amdocs any Exit Fee or other termination fees if Nextel terminates the Term pursuant to this Section
5.3.2 (Material Defaults). Further, the non-prevailing Party in any arbitration conducted pursuant to this Section 5.3.2 (Material Defaults) shall be required to pay the arbitration costs, including reasonable attorney's fees, of the other Party. If a Party asserting a Material Default terminates this Agreement, in accordance herewith, on the basis of the Arbitrator's failure to render a determination within [**] of the original notification, as to whether such Material Default was in fact committed, the arbitration shall continue in order to determine whether such Material Default was committed; and if such determination is that neither a Critical Default or a Material Default was committed, then the termination shall be deemed a termination for convenience, pursuant to Section 5.2.1 (For Convenience).

            5.3.3 OTHER DEFAULTS

                  In the event that either Party (the "First Party") commits an Other Default, the other Party (the "Second Party") may, after providing the First Party with written notice of such Other Default, submit the matter to the escalation procedures set forth in Section 3.7 (Dispute Resolution). If, as a result of such procedure, the Arbitrator determines that the First Party did in fact commit an Other Default, then the Second Party shall have the right to terminate this Agreement by sending the First Party a Termination Notice specifying a Termination Date, provided that such Termination Date shall be [**] or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Nextel, [**]. Termination shall not constitute the Second Party's exclusive remedy for such an Other Default, and the Second Party shall not be deemed to have waived any of its rights accruing hereunder prior to such Other

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Default. Nextel shall [**]. For purposes of this Section 5.3 (Termination for Cause), an "Other Default" of Amdocs shall mean the Default described in clause
(b) of Section 11.1.39 (Default) hereunder and an "Other Default" of Nextel shall mean the Default described in clause (e) of Section 11.1.39 (Default) hereunder.

      5.4   EXTENSION OF SERVICES

            In the event that the Agreement has been terminated by Nextel in accordance with the terms hereof, or in the event that the Initial Term (or the Term, in case of Renewal) has expired, Nextel may, at its sole option and discretion prior to the applicable Termination Date, extend the effective date of any such expiration or termination of the Term for up to [**] successive periods of up to [**] each beyond the applicable Termination Date, upon at least [**] prior, written notice to Amdocs. The Parties hereby acknowledge, for the avoidance of doubt, that during any period of extension under this Section 5.4 (Extension of Services) all terms and conditions of this Agreement shall continue to apply, including but not limited to: (i) the Monthly Subscriber Fee and Maintenance Fee and (ii) the CPSs and the imposition of Performance Credits for Amdocs' failure to meet such CPSs, and the application of bonuses with respect thereto.

      5.5   TRANSFER ASSISTANCE (DISENTANGLEMENT)

            5.5.1 DISENTANGLEMENT PROCESS

                  The Disentanglement process shall begin on the earlier of the following dates: (i) the ninetieth (90th) day prior to the end of the Initial Term or of the Renewal Period, as the case may be; or (ii) the date a Termination Notice is delivered by Nextel. During the Disentanglement process, Amdocs shall perform certain services related to the transition of any terminated Services to Nextel or Nextel's designee as described herein below (the "Disentanglement Services"), including but not limited to, after the Termination Date, certain continuation of the Services or any component thereof (the "Continuation Services"). Amdocs' obligation to perform the Services, and Nextel's obligation to pay for the Services in accordance with the terms set forth in this Agreement and, for the avoidance of doubt, other than for the Disentanglement Services including the Continuation Services, shall expire: (A) at the end of the Initial Term or of the Renewal Period, as the case may be; or
(B) on the applicable Termination Date specified pursuant to Section 5 (Term, Renewal and Termination); provided, however, that Nextel's obligation to pay for Services rendered prior to such date, but not yet paid for in accordance with the terms hereof, shall remain in effect subsequent to such date. After the Termination Date, Amdocs shall provide the Disentanglement Services, including the Continuation Services, as and to the extent reasonably requested by Nextel, for up to six (6) months after the Termination Date (the "Initial Disentanglement Period"), including any extensions thereof under Section 5.4 (Extension of Services) hereof (with the date on which Amdocs' obligation to provide Disentanglement Services expires being referred to herein as the "Expiration Date"); provided, however, that, upon ninety (90) days' prior written notice, Nextel may extend such Expiration Date by an additional six (6) month period (the "Additional Disentanglement Period"). Following the Termination Date (i.e., during the Initial Disentanglement Period and the Additional Disentanglement Period, if any), the CPSs shall remain in effect; provided, however, that Amdocs shall not be subject to the application of any

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Performance Credits, or entitled to earn any Bonuses (as such term is defined in Schedule C (Creditable Performance Specifications (CPSs))), during either the Initial Disentanglement Period or any Additional Disentanglement Period. Amdocs and Nextel shall discuss in good faith a plan for determining the nature and extent of Nextel's Disentanglement obligations and for the transfer of Services in process, provided, however, that Amdocs' obligations under this Agreement to provide all Disentanglement Services reasonably requested by Nextel shall not be lessened, to the extent practicable. Except as otherwise explicitly provided in the Agreement, all terms and conditions of the Agreement shall continue to apply during the Initial Disentanglement Period and the Additional Disentanglement Period, if any.

            5.5.2 GENERAL OBLIGATIONS

                  Amdocs shall take all actions reasonably necessary to accomplish, on the Termination Date, a complete transition of responsibility for the Services being terminated from Amdocs to Nextel, or to any replacement provider designated by Nextel, including the performance by Amdocs of all of the obligations imposed upon it pursuant to this Section 5.5 (Transfer Assistance (Disentanglement)), with no material interruption of or adverse impact on the Services or any other services provided by Third Parties (collectively, a "Disentanglement"). Prior to the Termination Date, Amdocs shall use commercially reasonable efforts to cooperate with Nextel and any new service provider and to perform the Disentanglement Services requested by Nextel and otherwise promptly take all steps required to assist Nextel in effecting a complete Disentanglement. Amdocs shall perform the Disentanglement Services in accordance with the manner in which it provides similar services to its similarly sized customers. Nextel shall act reasonably in assisting Amdocs in Amdocs' fulfilling its Disentanglement obligations as quickly as reasonably practicable, under the circumstances. Amdocs shall provide all information regarding the Services or as otherwise needed for Disentanglement. Amdocs shall provide for the prompt and orderly conclusion of all work, as Nextel may reasonably direct, including completion or partial completion of some projects, documentation of work in process, and other measures to ensure an orderly transition to Nextel or Nextel's designee, and Amdocs shall perform the Services in accordance with the CPSs until the Termination Date. Upon Nextel's reasonable determination that Amdocs has successfully performed all of Amdocs' obligations in connection with Disentanglement as provided in this Section 5.5 (Transfer Assistance (Disentanglement)), Nextel shall promptly provide Amdocs with written notice that a Disentanglement satisfactory to Nextel has occurred ("Disentanglement Notice"). If Nextel refuses to issue the Disentanglement Notice based on its determination that Amdocs has not yet completed its Disentanglement obligations provided in this Section 5.5 (Transfer Assistance (Disentanglement)), and Amdocs disagrees with such determination, Amdocs may submit the matter to the escalation procedures set forth in Section 3.7 (Dispute Resolution). Irrespective of the passing of the anticipated Termination Date, Amdocs' obligation to perform the Disentanglement shall not cease until the Expiration Date.

            5.5.3 SPECIFIC OBLIGATIONS

                  The Disentanglement shall include the performance of the following specific obligations:

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  (a) After delivery of the Termination Notice, the Parties shall cooperate fully with one another to facilitate a smooth transition of the Services from Amdocs to Nextel or Nextel's designated replacement provider. Such cooperation shall include the provision (both before and after the Termination
Date) by Amdocs to Nextel of sufficient information available to Amdocs (including all information then being utilized by Amdocs) to enable Nextel's personnel (or that of Third Parties) who are reasonably skilled in the provision of services similar to the Services, to fully assume and continue the provision of the Services.

                  (b) Amdocs shall use commercially reasonable efforts to convey or assign to Nextel (or its designee), any leases, licenses, and other agreements (except facility and financing leases), to the extent permissible under such agreements, that are requested by Nextel and are held by Amdocs (or cause to be conveyed or assigned any of the same held by any Affiliate of Amdocs) and used by Amdocs, Nextel, or any Subcontractor in connection with the provision or receipt of the Services (the "Essential Agreements"). Furthermore, whenever any Essential Agreement is extended, renewed, or renegotiated, Amdocs shall use commercially reasonable efforts to obtain the other party's consent to such conveyance or assignment. Amdocs' obligation under this subsection shall include Amdocs' using commercially reasonable efforts to perform all obligations under the Essential Agreements that are to be performed by it with respect to periods prior to the date of conveyance or assignment to Nextel (or its designee). Nextel shall reimburse Amdocs for expenses incurred by Amdocs in respect of Amdocs' conveyance or assignment to Nextel of any Essential Agreement or in Amdocs' obtaining the other party's consent to the assignment or conveyance of any Essential Agreement, provided Amdocs has used commercially reasonable efforts to minimize such expense.

                  (c) Amdocs shall use commercially reasonable efforts, to the extent permissible under any contracts associated with such assets, to convey to Nextel from among those other assets then held by Amdocs for the provision of Services to Nextel, such assets as Nextel may select, at a price consisting of the fair-market value. Assets held by Amdocs shall be deemed to include assets in which title is in Amdocs' Affiliates or designees or in Third Parties pursuant to a financing lease or other security arrangements under the Uniform Commercial Code or its equivalent in non-United States jurisdictions.

                  (d) Amdocs shall deliver to Nextel or Nextel's designee, at Nextel's request, all documentation and data related to Nextel, including the Nextel Data, held by Amdocs, except for documents and data that are legally privileged in the hands of Amdocs, and Amdocs shall destroy all copies thereof not turned over to Nextel, [**]; provided, however, Amdocs may retain archival copies of such documentation and data, solely for its internal records, subject to Amdocs' maintaining the confidentiality of any Nextel Data embedded in such archival copies in accordance with Section 6 (Confidential Information) hereof.

                  (e) Amdocs shall reasonably cooperate with Nextel and all of Nextel's other service providers to ensure a reasonably smooth transition at the time of Disentanglement, with minimal interruption of Services, minimal adverse impact on the provision of Services or Nextel's activities and minimal interruption of any Services provided by Third Parties.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  (f) Irrespective of the passing of the Termination Date, Amdocs shall continue to perform, until their respective completion (or until Nextel earlier directs Amdocs to cease performing), any Services relating to a subsequent Release Amdocs is performing as of the Termination Date, in accordance with the established schedule for such Release and at the Amdocs Rate. Amdocs shall use commercially reasonable efforts to complete any and all such Releases as soon after the Termination Date as possible. For a period of [**] following the completion of any Release, Amdocs shall provide Services to Nextel to facilitate the transition of such Release from Amdocs to Nextel or Nextel's designee.

            5.5.4 PREPARATION FOR DISENTANGLEMENT

                  (a) Up-to-date Documentation

                  Amdocs shall provide to Nextel as part of the Disentanglement Services (unless otherwise required under other provisions of this Agreement), Documentation and other information for all software (including any applications developed as part of the Services) and hardware, including, but not limited to, the Amdocs Standard Materials, to enable a reasonably competent person fully to assume the provision of the Services. Amdocs shall also provide such Documentation for all upgrades or replacement software or hardware concurrently with the installation thereof. If the Documentation relates to Third-Party Standard Materials, Amdocs shall provide Nextel the Documentation then-currently made available by the provider of the Third-Party Standard Materials. If the Documentation relates to proprietary Amdocs Standard Materials, Amdocs shall provide the then-available Documentation; if such then-available Documentation is insufficient to allow persons who meet the standards required of Amdocs personnel in this Agreement to understand and operate such proprietary Amdocs Standard Materials, then Amdocs shall create sufficient additional Documentation in a timely manner and provide it to Nextel at Nextel's expense, provided Amdocs has used commercially reasonable efforts to minimize such expense.

                  (b) Maintenance of Assets

                  Amdocs shall procure all of its hardware, software, systems, networks, technologies, and other assets utilized in providing Services to Nextel (including leased and licensed assets) on commercially reasonable terms and shall maintain such assets in good condition and in such locations and configurations as to be readily identifiable, and to the extent practicable and permissible under any agreements associated with such assets, transferable to Nextel or its designees in accordance with the provisions of this Agreement; in addition, Amdocs shall insure such assets in accordance with the requirements of
Section 8.7 (Insurance).

            5.5.5 CHARGES FOR DISENTANGLEMENT SERVICES

                  For all Disentanglement Services provided to Nextel, Amdocs shall charge Nextel and Nextel shall pay Amdocs (i) during the Initial Disentanglement Period, the Maintenance Fee and the Monthly Subscriber Fee as provided in Schedule D (Charges); provided, however, that in lieu of any minimum Subscriber Fee stated therein, a minimum Subscriber Fee of [**] Dollars ($[**]) shall apply; and (ii) during the Additional Disentanglement Period, the Maintenance Fee and the Monthly Subscriber Fee; provided,

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
however, that (w) in lieu of any minimum Subscriber Fee provided in Schedule D (Charges), a minimum Subscriber Fee of [**] Dollars ($[**]) shall be applicable with respect to up to [**] Subscribers; and (x) the Maintenance Fee and the Amdocs Rate shall each be increased by a premium of [**] percent ([**]%), and with respect to any Subscribers in excess of [**] Subscribers, the Monthly Charge per Subscriber (as defined in Schedule D (Charges) hereof) shall be increased by a premium of [**] percent ([**]%) (with such initial [**] Subscribers, however, being counted for purposes of determining the per Subscriber tiers), and any other fees under the Agreement shall be increased by a premium of [**] percent ([**]%). Nextel shall be permitted to hold back [**] percent ([**]%) of the amounts invoiced by Amdocs for Disentanglement Services until Nextel issues the Disentanglement Notice; provided that any such held back amounts shall be deposited in a Third-Party escrow account and released upon issuance of the Disentanglement Notice. Amdocs shall be entitled to a bonus in the amount of the lesser of (y) all amounts withheld by Nextel pursuant to the preceding sentence and (z) [**] Dollars ($[**]) (the "Disentanglement Bonus") upon successful completion of all Disentanglement Services. Nextel shall pay Amdocs such Disentanglement Bonus upon the issuance of the Disentanglement Notice.

6.    CONFIDENTIAL INFORMATION

      6.1   GENERALLY

            (a) To the extent that either Party (the "Discloser") discloses Confidential Information to the other (the "Recipient") the Recipient shall protect the Confidential Information of the Discloser;

            (b)   The Recipient shall:

                  (i) use the same care and discretion to avoid disclosure, publication, or dissemination of the Discloser's Confidential Information as the Recipient uses with its own similar information that it does not wish to disclose, publish, or disseminate;

                  (ii) use the Discloser's Confidential Information solely for the purpose for which it was disclosed or otherwise for the benefit of the Discloser;

                  (iii) take steps to minimize the dissemination or copying of the Discloser's Confidential Information except to the extent necessary to perform its obligations under this Agreement;

                  (iv) not acquire any express or implied right or license under any patent, copyright, trade secret, or other right or assert any lien against Confidential Information of the other Party; and

                  (v) use its best efforts to inform its employees, agents, and subcontractors who perform duties with respect to this Agreement about these restrictions.

            (c) The Recipient may disclose Confidential Information to the Recipient's employees, agents, Affiliates, and Subcontractors (except for Nextel Competitors or

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Amdocs Competitors, as the case may be), who have: (i) a need to know such Confidential Information in order to perform their duties; and (ii) a legal duty to protect the Confidential Information. The Recipient assumes full responsibility for the acts or omissions of its Subcontractors, Affiliates, agents, and employees with respect to such Confidential Information.

      6.2   EXCLUSIONS

            (a) Confidential Information shall not include specific information as a whole to the extent that the Recipient can demonstrate such information was:

                  (i) after disclosure to Recipient, published or otherwise a part of the public domain through no fault of the Recipient;

                  (ii) in the possession of such Recipient at the time of disclosure to it, if such Party was not then under an obligation of confidentiality with respect thereto;

                  (iii) obtained from a source other than the Discloser who had a lawful right to disclose such Confidential Information to it;

                  (iv) independently developed by the Recipient, as demonstrated by credible evidence, without reference to Confidential Information of the Discloser;

                  (v) at the time of disclosure to the Recipient, generally available to the public as evidenced by generally available documents or publications through no fault of the Recipient; or

                  (vi) disclosed by the Discloser to another entity without obligation of confidentiality.

            For the purpose hereof, disclosures which are specific (e.g., as to engineering and design practices and techniques, equipment, products, or operating conditions), shall not be deemed to be within the foregoing exceptions merely because they are embraced by general disclosures in the public domain or in the possession of the Recipient. In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the possession of the Recipient, but only if the combination itself and its principle of operation are in the public domain or in the possession of such Recipient.

      6.3   REQUIRED DISCLOSURE

            The Recipient may disclose Confidential Information to the extent disclosure is required by law or by a court or governmental agency or any other entity authorized by applicable law to require such disclosure; provided, however, that the Recipient shall use its commercially reasonable efforts to maintain the confidentiality of the Confidential Information by means of a protective order or other similar protection and shall give the owner of such Confidential Information prompt notice in order that it have every opportunity to intercede in such process to contest such disclosure and shall use commercially reasonable efforts to

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
cooperate with the owner of such Confidential Information to protect the confidentiality of such Confidential Information. The owner of such Confidential Information reserves the right to obtain a protective order or otherwise protect the confidentiality of such Confidential Information.

      6.4   NOTIFICATION

            In the event of any disclosure or loss of Confidential Information, the Recipient shall notify the Discloser as soon as possible.

      6.5   RETURN OF CONFIDENTIAL INFORMATION

            Unless it is expressly authorized by this Agreement to retain the other Party's Confidential Information, a Party shall promptly return or destroy, at the other Party's option, the other Party's Confidential Information, including materials prepared in whole or in part based on such Confidential Information, and all copies thereof (except for one copy, which may be retained in the Party's confidential files, unless such retention would be prohibited by law or by contract), and at the other Party's request, an officer of such Party shall certify to the other Party that it no longer has in its possession or under its control any Confidential Information in any form whatsoever, or any copy thereof.

      6.6   CONFIDENTIALITY AGREEMENTS

            Each Party shall require each of its employees, agents, and Subcontractors participating in the performance of the Services hereunder to execute an agreement (unless already executed) in a form reasonably acceptable to the other Party containing obligations of confidentiality with respect to the other Party's Confidential information substantially similar to those of the Parties hereunder. Each Party, upon the other Party's request, shall provide to the other Party a copy of such form of confidentiality agreement.

7.    INTELLECTUAL PROPERTY RIGHTS

      7.1   OWNERSHIP OF CUSTOMIZED MATERIALS, LICENSE TO USE CUSTOMIZED
            MATERIALS

            7.1.1 OWNERSHIP BY AMDOCS

                  Subject to the provisions of Sections 7.1.2 (License Rights for Nextel), Amdocs shall be the sole and exclusive owner of all of the Customized Materials and Nextel hereby assigns and agrees to assign to Amdocs, exclusively, all right, title, and interest therein. Ownership of Customized Materials shall inure to the benefit of Amdocs from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Amdocs also acknowledges that the Parties do not intend Nextel to be a joint author of the Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Nextel be deemed the joint author of any Customized Materials. For the avoidance of doubt, Amdocs' ownership of the Customized

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Materials shall not derogate from Amdocs' obligations hereunder with regard to Nextel's Confidential Information.

            7.1.2 LICENSE RIGHTS FOR NEXTEL

                  In consideration for payment by Nextel of certain amounts specified in Schedule D (Charges), Amdocs hereby grants a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Nextel (or its designee) to use, copy, modify, and exploit in North America, and to allow Nextel Customers [**] the benefit of the use of, the Customized Materials (including the Customization), in North America, and all derivatives thereof (subject to the provisions of Section 1.10 (Nextel Parties) hereof), in connection with the conduct of Nextel's or such Nextel Customer's business (which business shall be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party service providers to use such Customized Materials to provide services to Nextel. Further, with respect to the portion of the Customized Materials comprising the iDEN Customizations, the license granted by Amdocs under the preceding sentence shall be exclusive to Nextel, such that without the prior written consent of Nextel, Amdocs shall be prohibited from marketing, licensing, selling, or delivering such iDEN Customizations, to, or using such iDEN Customizations for the benefit of, any Third Party located in, or who intends to use the iDEN Customizations in, any of the countries listed in Schedule P (Countries) hereto, during the period prior to, and for a period of [**] (the "Exclusivity Period") following, the date upon which, in accordance with Section 3.6.1(b) (Software Component Testing), Nextel shall begin User Acceptance Testing of the Customized Product, provided that the Exclusivity Period shall be extended by the number of days contained in any periods during which User Acceptance Testing cannot be continued by Nextel due to errors or defects of the Customized Product. If, in accordance with the terms hereof (i.e., with Nextel's prior, written consent if during the Exclusivity Period), Amdocs shall sell or license the iDEN Customizations to, or use the iDEN Customizations for the benefit of, any Third Party, at any time, Amdocs shall provide to Nextel a "sales bonus" on the basis of the number of Third Party Subscribers of such Third Party as of the date such iDEN Customizations are sold or licensed to, or used for the benefit of, such Third Party, in accordance with the following table:

 NUMBER OF THIRD PARTY SUBSCRIBERS                     AMOUNT OF SALES BONUS
[**] Third Party Subscribers                                   $[**]

[**] Third Party Subscribers                                   $[**]

[**] Third Party Subscribers                                   $[**]

provided that Amdocs shall pay Nextel the aggregate amount of such sales bonuses within [**] of each anniversary of the Effective Date with respect to each such Third Party to whom the iDEN Customizations are licensed or sold, or for whose benefit the iDEN Customizations are used, during the [**] period ending on such anniversary.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  In the event that Nextel (or its designee) elects to use the Customized Materials and Amdocs Standard Materials in its own or its designee's data center in North America (other than a Data Center), and also elects to continue to receive Services from Amdocs using the Data Center, Amdocs shall offer to Nextel the right to receive maintenance (including all enhancements and upgrades) and support with respect to such Customized Materials and Amdocs Standard Materials, for so long as Nextel requires it, at the same rates and terms Amdocs generally offers to other customers for services of a similar nature and scope; provided that Nextel's payment for such maintenance and support with respect to use in its own or designee's data center: (i) shall be in addition to the Maintenance Fee payable with respect to Services received from the Data Center; (ii) shall not exceed an annual amount of [**] dollars ($[**]) (iii) shall not derogate from Nextel's obligations under this Agreement with respect to the Services, including and not limited to the MSF. In addition, the Parties agree that in the event Nextel terminates this Agreement for convenience in accordance with the provisions of Section 5.2.1 (For Convenience) hereof and elects to use the Customized Materials and Amdocs Standard Materials following such termination, Nextel shall purchase from Amdocs, and Amdocs shall provide to Nextel, maintenance services with respect to the Customized Materials and Amdocs Standard Materials for a period of at least [**]. The fees for such services are specified in Section 16 of Schedule D (Charges).

            7.1.3 INTELLECTUAL PROPERTY PROTECTION

                  Amdocs shall have the full and sole power to protect its rights in the Customized Materials and to take all other action concerning the Customized Materials, and Nextel shall cooperate fully and in a lawful manner, at the expense of Amdocs, in the preparation and prosecution of all legal actions and proceedings concerning the Customized Materials.

      7.2   OWNERSHIP OF STANDARD MATERIALS; LICENSE TO USE STANDARD MATERIALS

            7.2.1 OWNERSHIP BY AMDOCS

                  Subject to the license granted in this Section 7.2 (Ownership of Standard Materials; License to use Standard Materials), Amdocs shall be the sole and exclusive owner of all intellectual property provided by Amdocs under this Agreement that Amdocs can demonstrate constitutes Amdocs Standard Materials.

            7.2.2 LICENSE TO STANDARD MATERIALS

                  In consideration for payment by Nextel of certain amounts specified in Schedule D (Charges), Amdocs hereby grants a royalty-free, fully-paid, perpetual, non-exclusive license to Nextel (or its designee), to use, copy, modify, and exploit in North America, and to allow Nextel Customers [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 1.10 (Nextel Parties) hereof), with a right to enable Third Party service providers to use such Amdocs Standard Materials for the purpose of providing services to Nextel. Amdocs shall provide Nextel with a copy of all Amdocs Standard Materials in such media as requested by Nextel, together with object code, source code, and Documentation.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      7.3   COPYRIGHT NOTICE

            Nextel and Amdocs each agree to reproduce the copyright notice and any other legend of ownership and/or confidentiality on the original and any copies made of any materials of the other Party or any material containing Confidential Information of the other Party.

      7.4   RIGHTS AND LICENSES

            7.4.1 AMDOCS THIRD PARTY MATERIALS

                  Amdocs shall obtain from Third Parties all rights and licenses required to enable it to perform the Services without violating or infringing the rights of others. Amdocs' obligation in this regard shall, as to rights and licenses obtained from, through, or as a result of prior activity with Nextel, commence upon Amdocs having knowledge of the need for such right or license either through a Schedule to this Agreement, notice from Nextel, or as otherwise known by Amdocs. With respect to all technology used and to be used by Amdocs to perform the Services hereunder, whether proprietary to Amdocs or to any other person, Amdocs hereby grants and agrees to grant to Nextel, or cause to be granted by the licensor thereof, as the case may be, without additional charge to Nextel, such licenses and sublicenses as may be necessary in order for Nextel, and its authorized representatives, including Third Party service providers of Nextel, to use, or receive the benefit of the use by Amdocs of, such technology in connection with the Services or in connection with any other services that are related to, or come into contact with, the Services. In addition to the foregoing, Amdocs shall use commercially reasonable efforts to obtain advance written consents from Amdocs' licensors and lessors, to the extent possible, to the conveyance or assignment of all licenses and leases related to the Services to Nextel upon Disentanglement. If such advance consents cannot be obtained, Amdocs shall promptly notify Nextel's Project Manager and Nextel shall have the option to enter into the applicable license or lease in its own name. Amdocs further agrees that any licenses granted or obtained, or to be granted or obtained, by Amdocs under this Section 7 (Intellectual Property Rights) and subject to its provisions, shall extend to any assignee of substantially all of the assets or business of Nextel.

            7.4.2 NEXTEL THIRD PARTY MATERIALS

                  Schedule O (Nextel Third Party Materials) attached hereto contains a list of all hardware and software that Nextel will need to install, or have installed, in Nextel's facilities in order for Nextel to use those components of the Customized Product that need to be located in Nextel's facilities in order for Nextel to receive the Services (the "Nextel Third Party Materials"). Not in limitation of the requirements provided in Section 1.6 (Upgrades and Enhancements) hereof, Amdocs shall provide Nextel [**] prior to implementing any change or upgrade to the Customized Product or any other software in the Data Center that would require Nextel to update, modify, or replace any of the Nextel Third Party Materials.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

8.    INDEMNIFICATION AND INSURANCE

      8.1   INDEMNITY BY AMDOCS, CROSS-INDEMNITY BY NEXTEL

            Amdocs shall defend, indemnify and hold Nextel, its Affiliates, and their respective employees, officers, directors, agents, successors, and assigns ("Nextel Indemnitees") harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney's fees, arising out of any claim by any Third Party against any of them for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets, based upon the Amdocs Standard Materials, the Documentation, the Customized Materials, or any Third Party technology used by Amdocs in providing the Services (collectively, the "Services Technology"). Also, notwithstanding the foregoing, Amdocs shall indemnify the Nextel Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the Services Technology and Amdocs was offered the new release or version and did not move to same. Amdocs may, in its reasonable discretion, either procure a license to enable Nextel to continue to use, or receive the benefit of, such Services Technology or develop or obtain a non-infringing substitute reasonably acceptable to Nextel. Amdocs shall have no obligation to indemnify Nextel, and Nextel shall defend, indemnify, and hold the Amdocs Indemnities harmless from and against, any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney's fees, arising out of any claim or action to the extent that it is based upon: (i) modification of a program or machine by Nextel, any Third-Party contractor to Nextel, or any agent of Nextel unless such modification (whether made by Nextel or any such contractor or agent) has been approved in advance by Amdocs; (ii) Nextel's combination, operation or use with apparatus, data or programs neither furnished nor approved by Amdocs; (iii) the use by Nextel of any software provided to Nextel by any Third Party other than in accordance with relevant software licenses whether or not such license agreements are provided to Amdocs; (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Nextel by a party other than Amdocs and supplied by Nextel to Amdocs; or (v) any exact procedure, style, or graphic that Nextel requires Amdocs to follow or use in developing the Customized Product (such requirements, the "Nextel Requirements"). For the avoidance of doubt, the exception from Amdocs' indemnification obligation described in clause (v) shall not apply with respect to claims or actions based upon the manner or methodology selected by Amdocs to execute the Nextel Requirements.

      8.2   INDEMNITY BY NEXTEL, CROSS-INDEMNITY BY AMDOCS

            Nextel shall defend, indemnify, and hold Amdocs, its Affiliate, and their respective officers, directors, employees, agents, successors, and assigns ("Amdocs Indemnitees"), harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney's fees, arising out of, any claim by any Third Party against any of them for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets, based upon software that is proprietary to Nextel, if any, or any Nextel Requirements; provided, however, that Nextel shall not be required to defend, indemnify or hold harmless the Amdocs Indemnitees with respect to claims or actions based upon the manner or methodology used by Amdocs to execute the Nextel Requirements. Also notwithstanding the foregoing, Nextel shall indemnify the Amdocs

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the infringing software and Nextel was offered the new release or version and did not move to same. Nextel may, in its reasonable discretion, either procure a license to enable Amdocs to continue to use any such infringing software or Nextel Requirements or develop or obtain a non-infringing substitute. Nextel shall have no obligation to indemnify Amdocs, and Amdocs shall defend, indemnify, and hold the Nextel Indemnitees harmless from and against, any and all liabilities, losses, costs, damages, and expenses, including reasonable attorneys' fees, arising out of any claim or action to the extent that it is based upon: (i) modification of a program or machine by Amdocs, any Third-Party contractor to Amdocs, or any agent of Amdocs (other than pursuant to the Nextel Requirements (subject to the proviso in the first sentence of this Section 8.2(Indemnity by Nextel, Cross-Indemnity by Amdocs)); (ii) Amdocs' combination, operation, or use with apparatus, data, or programs not furnished by Nextel; (iii) the use by Amdocs of any software provided by any Third Party other than in accordance with relevant software licenses whether or not such licenses are provided to Nextel; or (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Amdocs by a party other than Nextel and supplied by Amdocs to Nextel.

      8.3   TAX INDEMNITY BY AMDOCS

            Amdocs shall defend, indemnify, and hold the Nextel Indemnitees harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorneys' fees, arising out of any claim by any federal, state, or local taxing authority relating to federal, state, or local sales or transaction taxes that Nextel has failed, or allegedly failed, to collect, if such failure or alleged failure is due to a mistake in billing caused by Amdocs in the course of its performance hereunder; provided, however, that in no event shall Amdocs be required to indemnify Nextel if such failure or alleged failure is due to errors inherent in the coding of the [**] software program or an error by Nextel and not due to an act or failure to act of Amdocs. The Parties hereby acknowledge that the indemnity described in this Section 8.3 (Tax Indemnity by Amdocs) is being provided on the basis of Amdocs' use of the [**]software program in performing the Services. If Amdocs, upon the mutual agreement of the Parties, at any time during the Term uses a different tax-related software program, in lieu of [**], Amdocs shall provide an equivalent tax indemnity to that contained herein with respect to mistakes in billing.

      8.4   THIRD PARTY MATTERS

            (a)   Injury or Property Damages

            Without limiting Amdocs' obligations with respect to insurance as provided in Section 8.7 (Insurance) hereof, Amdocs and Nextel shall indemnify, defend, and hold the Nextel Indemnitees and Amdocs Indemnitees, respectively, harmless with respect to any Third Party claim alleging bodily injury, including death, or damage to tangible personal or real property, in the event that such injury or damage arises from physical acts or omissions that constitute negligence, willful misconduct, or violations of law by the indemnifying Party or its personnel, agents, or Subcontractors.

            (b)   Mutual Indemnities

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            Each Party shall defend, indemnify, and hold the other Party's Indemnitees harmless from and against claims by Third Parties that may be brought against any such Indemnitee as a result of the commercial relationship existing between the Parties and that are based upon an alleged breach of any agreement by the indemnifying Party with such Third Party.

      8.5   INDEMNIFICATION PROCEDURES

            The indemnified Party shall follow the procedures set forth in this
Section 8.5 (Indemnification Procedures):

            (a) The indemnified Party shall promptly notify the Indemnifying Party in writing of a claim covered by this Section.

            (b) The indemnified Party shall not admit any liability whatsoever.

            (c) The indemnifying Party shall be entitled to take sole control of the defense and investigation of the claim (the "Defense") at its own expense, and to use attorneys of its choice, by providing prompt written notice to the indemnified Party. The indemnifying Party shall not be liable to the indemnified Party for any Defense Costs incurred after such notice, except for Defense Costs incurred at the indemnifying Party's request.

            (d) The indemnified Party shall cooperate in all reasonable respects with the indemnifying Party and its attorneys in the Defense of such claim, and may reasonably participate at its own expense, through its attorneys or otherwise, in such Defense; provided that such participation does not interfere with the indemnifying Party's Defense.

            (e) If the indemnifying Party does not take sole control of the Defense of a claim as provided in this subsection 8.5 (Indemnification Procedures):

                  (i) the indemnifying Party may participate in such Defense, at its sole cost and expense;

                  (ii) the indemnified Party shall have the right to defend the claim in such manner as it may deem appropriate; and

                  (iii) the indemnifying Party shall pay the indemnified Party's Defense Costs.

            (f) All settlements of claims subject to indemnification under this Section shall:

                  (i) if requiring any admission of guilt by the indemnified Party, be entered into only with the consent of the indemnified Party, which consent shall not be unreasonably withheld; and

                  (ii) include an appropriate confidentiality agreement prohibiting disclosure of the terms of such settlement.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      8.6   SUBROGATION

            The indemnifying Party shall be subrogated to the rights and defenses of the indemnified Party to the extent of, and with respect to, the indemnifying Party's obligation to indemnify the indemnified Party under this
Section 8 (Indemnification and Insurance).

      8.7   INSURANCE

            (a) Without limiting and separate from Amdocs' undertaking to defend, hold harmless, and indemnify the Nextel Indemnities as provided in
Section 8 (Indemnification and Insurance), Amdocs, at its own cost, shall procure, maintain, and keep in force and effect insurance under insurance policies issued by companies in good standing and licensed to do business in all locations where the Services are to be performed, with coverage written on an occurrence (rather than claims-made) basis, as follows:

                  (i) workers compensation insurance, including occupational illness or disease coverage and all other social insurance in accordance with the statutory requirements of all states, provinces, or countries having jurisdiction over Amdocs' employees, with employer's liability of not less than the statutorily required limits;

                  (ii) comprehensive or commercial general liability insurance with a combined single limit of not less then One Million Dollars ($1,000,000) each occurrence for bodily injury and property damage; with a minimum limit of liability of One Million Dollars ($1,000,000) each person for personal injury liability; and with a minimum limit of liability of One Million Dollars ($1,000,000) each occurrence for products/completed operations liability. The products/completed operations liability coverage shall be maintained in full force and effect for not less than three years following completion of the Services;

                  (iii) automobile liability insurance to cover use of all owned, non-owned, or hired vehicles of not less than One Million Dollars ($1,000,000) each occurrence and covering bodily and property damage; and

                  (iv) professional liability (errors and omissions) insurance in an amount not less than One Million Dollars ($1,000,000) per occurrence, for damages caused by any act or omission of Amdocs, or of any other person for whose acts or omissions Amdocs is legally responsible, arising out of the performance of Services in a professional capacity. If Amdocs should terminate such coverage at any time before three (3) years after termination of Amdocs' Services, Amdocs shall obtain extended reporting period coverage ("tail cover"), for a period of not less than three (3) years from Amdocs' last performance of Services.

            (b) The policies described in clauses (a)(2) and (a)(3), above shall be endorsed to name Nextel as an additional insured on a primary basis.

            (c) The insurance policies listed above shall not be restricted by the country or state in which the Services are being performed. In the case of Services performed outside the United States and when required by law, the insurance must be placed with a company admitted to do business in that country.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                  (i) The foregoing general liability and automobile liability insurance coverage shall be primary and non-contributing with respect to any other insurance or self-insurance that may be maintained by Nextel and its Subsidiaries and Affiliates and shall contain a cross-liability or severability-of-interest clause. The fact that Amdocs has obtained the insurance required in this Section 8.7 (Insurance) shall in no manner lessen, increase, or otherwise affect Amdocs' other obligations or liabilities set forth in this Agreement. Upon Nextel's request, Amdocs shall supply certificates of insurance reasonably satisfactory to Nextel, demonstrating that all of the insurance required above is in force, that not less than thirty (30) days' written notice shall be given to Nextel prior to any cancellation or restrictive modification of the policies.

9.    LIMITATION OF LIABILITY; REMEDIES

      9.1   LIMITATION OF LIABILITY AND DISCLAIMERS

            The liabilities of the Parties to one another in respect of matters relating to this Agreement are subject to the following provisions and limitations of this Section 9 (Limitation of Liability; Remedies):

            (a) EXCEPT AS OTHERWISE PROVIDED BELOW, THE AGGREGATE CUMULATIVE MONETARY LIABILITY OF NEXTEL FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (e.g., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) SHALL BE LIMITED TO THE AMOUNT OF MONEY SHOWN TO BE OWED FOR SERVICES RENDERED AND UNPAID AND ANY AMOUNTS DUE UNDER SECTION 5.2.1 (For Convenience). THE LIMITATIONS CONTAINED IN THIS SUBSECTION 9.1(a) (Limitation of Liability and Disclaimers) UPON THE AMOUNTS OF NEXTEL'S LIABILITY SHALL NOT APPLY TO: (i) CLAIMS FOR INDEMNIFICATION BY NEXTEL (SECTION 8.2 (Indemnity by Nextel, Cross-Indemnity by Amdocs)); (ii) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTION 6 (Confidential Information)); (iii) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 7 (Intellectual Property Rights); AND (iv) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF NEXTEL.

            (b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS' AGGREGATE CUMULATIVE MONETARY LIABILITY FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (e.g., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) IN WHICH ANY ACTION IS BROUGHT, SHALL BE LIMITED TO (i) AS OF ANY DATE PRIOR TO FINAL ACCEPTANCE OF THE INITIAL RELEASE, AN AMOUNT EQUAL TO ALL AMOUNTS PAID BY NEXTEL TO AMDOCS WITH RESPECT TO THE CUSTOMIZED PRODUCT AS OF SUCH DATE, PROVIDED THAT IF, AS A RESULT OF THE DISPUTE RESOLUTION PROCESS HEREUNDER, ANY MONIES ACTUALLY PAID BY NEXTEL IN RESPECT OF THE CUSTOMIZED PRODUCT ARE RETURNED TO NEXTEL, SUCH MONIES SHALL NOT BE COUNTED AGAINST THE LIMITATION DESCRIBED IN THIS CLAUSE (i); (ii) AS OF ANY DATE FOLLOWING FINAL ACCEPTANCE OF THE INITIAL RELEASE,

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

[**] DOLLARS ($[**]). EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS' MONETARY LIABILITY IN RELATION TO ANY SINGLE EVENT OCCURRING FOLLOWING THE DATE OF FINAL ACCEPTANCE OF THE INITIAL RELEASE SHALL BE LIMITED TO [**] DOLLARS ($[**]); PROVIDED THAT FOR PURPOSES OF THIS LIMITATION: (1) EACH PERIOD OF TWENTY-FOUR (24) HOURS DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES WITH RESPECT TO WHICH THERE IS A CPS DESIGNATED AS "HIGH" IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSs)), SHALL BE DEEMED A SEPARATE, SINGLE EVENT; AND (2) EACH PERIOD OF FORTY-EIGHT (48) HOURS DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES CORRESPONDING TO THE PRODUCT DEFECT QUANTITY AND SEVERITY CPS AND THE CDR RATING THROUGHPUT CPS (EACH AS DESCRIBED IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSs)), SHALL BE DEEMED A SEPARATE, SINGLE EVENT; AND (3) EACH OTHER OCCURRENCE ARISING OUT OF THE AGREEMENT SHALL BE DEEMED A SEPARATE, SINGLE EVENT UNTIL THE CONCLUSION OF SUCH OCCURRENCE. THE LIMITATIONS CONTAINED IN THIS SUBSECTION 9.1(b) (Limitation of Liability and Disclaimers) UPON THE AMOUNTS OF AMDOCS' LIABILITY EITHER IN THE AGGREGATE OR WITH RESPECT TO ANY SINGLE EVENT SHALL NOT APPLY TO: (A) CLAIMS FOR INDEMNIFICATION BY AMDOCS (SECTION 8 (Indemnification and Insurance)) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 8.3 (Tax Indemnity by Amdocs));
(B) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTION 6 (Confidential Information)); (C) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 7 (Intellectual Property Rights); (D) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF AMDOCS; AND (E) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION 3.7.3 (No Termination or Suspension of Services) HEREOF OR UPON REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS' INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER.

            (c) AMDOCS ACKNOWLEDGES AND AGREES THAT THE FOLLOWING TYPES OF DAMAGES SHALL BE DEEMED RECOVERABLE BY NEXTEL HEREUNDER: (i) ANY COMPUTABLE AMOUNTS (AS DEFINED IN SECTION 11 (DEFINITIONS; Interpretation)); AND (ii) ALL ADDITIONAL COSTS AND EXPENSES PAID OR INCURRED BY NEXTEL; IN EITHER CASE AS A DIRECT RESULT OF ANY FAILURE BY AMDOCS TO PERFORM ITS OBLIGATIONS HEREUNDER, INCLUDING, IF NEXTEL TERMINATES FOR DEFAULT HEREUNDER, ANY ADDITIONAL COSTS INCURRED BY NEXTEL TO OBTAIN REPLACEMENT SERVICES COMPLYING WITH THE TERMS HEREOF.

            (d) NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF THE FORM IN WHICH ANY ACTION IS BROUGHT (e.g., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) EXCEPT IN THE CASE OF

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

LIABILITIES BASED UPON: (1) CLAIMS FOR INDEMNIFICATION OR OTHER AMOUNTS DUE UNDER SECTION 8 (Indemnification and Insurance) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 8.3 (Tax Indemnity by Amdocs)); (2) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SECTION 6 (Confidential Information)); (3) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 7 (Intellectual Property Rights); (4) LOSSES ARISING OUT OF FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE; OR (5) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION 3.7.3 (No Termination or Suspension of Services) BY AMDOCS (NO TERMINATION OR SUSPENSION OF SERVICES) OR UPON A REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS' INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER.

      9.2   REMEDIES

            (a)   Remedies

            If a Party commits a Default under this Agreement, the other Party shall be entitled to cause a termination of this Agreement in accordance with the provisions of Section 5.3 (Termination for Cause) and shall have all the remedies that may be available to it under law or in equity, none of which is exclusive and any or all of which may be pursued, except as otherwise provided herein, provided that a Party's recovery of damages pursuant to such remedies shall be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

            (b)   Attorney's Fees

            In the event of a Default by either Party, the prevailing Party shall be entitled to recover from the non-prevailing Party reasonable attorney's fees and costs in connection with any action by the prevailing Party in pursuing enforcement of the terms of this Agreement or any other remedies. For the avoidance of doubt, the attorney's fees and costs are considered to be within the monetary limitations of liability specified in
Section 9.1 (Limitation of  Liability and Disclaimers) above.

      9.3   BREACH

            The Parties acknowledge that the failure of a Default to constitute a basis for termination of this Agreement pursuant to Section 5.3 (Termination for Cause) shall not preclude the aggrieved Party from seeking other remedies available to it under law or in equity for such Default, none of which is exclusive and any or all of which may be pursued, except as otherwise provided herein; provided that a Party's recovery of damages pursuant to such remedies shall be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

10.   WARRANTY

      10.1  AUTHORIZATION AND ENFORCEABILITY

            Each Party represents and warrants that:

            (a) it has all requisite corporate power and authority to execute, deliver, and perform its obligations under the Agreement;

            (b) its signing of and agreement to the Agreement have been duly authorized by all requisite corporate actions;

            (c)   it has signed and agreed to the Agreement; and

            (d) the Agreement is a valid and binding obligation, enforceable against it in accordance with its terms (assuming the due authorization, execution, and delivery by the other Party).

      10.2  COMPLIANCE WITH LAWS AND OBLIGATIONS

            (a) Amdocs represents, warrants, and covenants that it shall comply with the Amdocs Legal Requirements to the extent that such Amdocs Legal Requirements relate to the performance of its obligations under the Agreement.

            (b) Nextel represents, warrants, and covenants that it shall comply with the Nextel Legal Requirements to the extent that such Nextel Legal Requirements relate to the performance of its obligations under the Agreement.

      10.3  ADDITIONAL AMDOCS' REPRESENTATIONS, WARRANTIES AND COVENANTS

            Amdocs represents, warrants, and covenants that:

            (a) It shall provide all Services in accordance with this Agreement, and that all Services provided under this Agreement shall be provided in a timely, professional, and workmanlike manner consistent with standards of quality and integrity customary in the industry, and shall meet the performance standards required under this Agreement.

            (b) It will ensure that all Services, equipment, machines, networks, software and other resources utilized by Amdocs in providing the Services shall be fully and successfully integrated and interfaced with and shall be compatible with, the services, systems, items, and other resources of Nextel, or that are being provided to Nextel by Third-Party service providers.

            (c) As of the date of Final Acceptance, the Customized Product will be free from any material defects and will perform in accordance with the Specifications.

            (d) It shall maintain in effect, all licenses and permits necessary for it to provide the Services contemplated by this Agreement.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            (e) It owns or leases and will at all times own or lease, or have a right to use, free and clear of all liens and encumbrances, other than lessors' interests, or security interests of Amdocs' lenders, appropriate right, title, or interest in and to the tangible property and technology and the like that Amdocs intends to use or uses to provide such Services and in and to any related patent, copyright, trademark, and other proprietary rights, or has received or will receive appropriate licenses, leases, or other rights from Third Parties to permit such use.

            (f) The Amdocs' Key Personnel, Amdocs' Program Manager and all other Amdocs' personnel assigned by Amdocs or its Subcontractors to perform Amdocs' obligations under this Agreement shall have experience, training and expertise at least customary in the industry for their responsibilities in the business in which Amdocs is engaged and shall have sufficient knowledge of the relevant aspects of the Services and shall have or promptly obtain sufficient knowledge of Nextel's practices and areas of expertise to enable them to properly perform the duties and responsibilities assigned to them in connection with this Agreement. In addition to meeting all requirements for the Services set forth herein, the Services shall conform to commercial standards customary in the industry applicable to such Services in the business in which each of Nextel and Amdocs is engaged.

            (g)   With respect to Year 2000 Compliance:

                  (i) the following shall be Year 2000 Compliant: all Customized Materials and Standard Materials used by Amdocs, or approved by Amdocs for utilization by Nextel, in connection with the Services.

                  (ii) Third-Party-developed machines and Third-Party software that do not contain functions or features designed primarily or specifically for Nextel's use or benefit and that do not pertain to Nextel's business, products, or systems (other than any machines, software, or other Third-Party Standard Materials otherwise provided to Amdocs by Nextel) shall not be used to perform the Services until and unless the following occur: (a) Amdocs obtains from such Third Party a statement as to the degree such Third Party's and Third Party Standard Materials to be used are Year 2000 Compliant; (b) Amdocs takes reasonable steps to determine the degree of Year 2000 Compliance when such a statement cannot be obtained from such Third Party; (c) Amdocs informs Nextel prior to using such machines and/or Third Party Standard Materials, if it has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definitions of Year 2000 Compliant; and (d) Amdocs obtains Nextel's approval to use such machines and/or Third Party Standard Materials, if Amdocs so informs Nextel that Amdocs has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definition of Year 2000 Compliant. Notwithstanding the foregoing, Amdocs shall not use machines or Third Party Standard Materials that Amdocs has reason to know are not Year 2000 Compliant without Nextel's prior written approval.

                  (iii) For purposes of this Agreement, Year 2000 Compliant means that at all times, during and after the year 2000, the relevant assets, resources, or systems shall, without modification or human intervention, receive, enter, recognize, store, process, exchange with other programs and networks and systems that exchange data with them

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

(provided, however, that if such other programs, networks, or systems are not owned by Nextel or utilized by Amdocs in providing the Services, they must be Year 2000 Compliant.

                  (iv) In the event of a non-conformity with the warranty in this subsection after the production Cutover Date, Amdocs shall, at Amdocs' expense, promptly provide Nextel with the necessary modification, correction, or enhancement to such materials including such Third Party Standard Materials to render them in compliance with this warranty.

            (h) The Documentation is, and will continue to be, complete and will accurately describe the Customized Product and the Services so as to enable a reasonable data-processing professional with skills and experience customary in the industry to utilize the Customized Product and the Services for all purposes hereunder, and the Documentation will be promptly and accurately updated to reflect all Additional Releases of the Customized Product and the Services and any and all other modifications, enhancements, updates, error corrections, improvements, and the like to the Customized Product and the Services, and all such updates will be of a quality equal to or better than that of the initial Documentation provided to Nextel.

            EXCEPT AS PROVIDED BY THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, AND THERE ARE NO IMPLIED WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, IN THIS AGREEMENT OR ANY AGREEMENT. EACH PARTY'S SOLE REMEDY FOR BREACH OF WARRANTIES BY THE OTHER PARTY SHALL BE THE CORRECTION OF SUCH BREACH BY THE OTHER PARTY AS SOON AS PRACTICABLE; PROVIDED, HOWEVER, THAT THIS SENTENCE SHALL NOT AFFECT OR DIMINISH EITHER PARTY'S RIGHTS UNDER ANY OTHER SECTION OF THIS AGREEMENT, OR EITHER PARTY'S RIGHTS TO RECOVER ALL DAMAGES, TO THE EXTENT AVAILABLE UNDER THIS AGREEMENT, WITH RESPECT TO ANY ACT OR FAILURE TO ACT BY THE OTHER PARTY.

11.   DEFINITIONS; INTERPRETATION

      11.1  DEFINED TERMS

            Capitalized terms used herein without definition shall have the meanings ascribed to them below:

            11.1.1 AAA

                  "AAA" means the American Arbitration Association.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.2 ADDITIONAL CUSTOMIZATION SERVICES

                  "Additional Customization Services" means any modifications not performed in connection with the DFS for the Initial Release that are requested by Nextel and approved by the Parties as a subsequent Release under
Section 1.2.2 (Additional Releases).

            11.1.3 ADDITIONAL DATA CENTER

                  "Additional Data Center" has the meaning set forth in Section
1.8 (Location of Service Providers).

            11.1.4 ADDITIONAL DISENTANGLEMENT PERIOD

                  "Additional Disentanglement Period" has the meaning set forth in Section 5.5.1 (Disentanglement Process).

            11.1.5 ADDITIONAL RELEASE

                  "Additional Release" has the meaning set forth in Section
1.2.2 (Additional Releases).

            11.1.6 ADDITIONAL TECHNICAL REQUIREMENTS

                  "Additional Technical Requirements" means the requirements set forth on Schedule J (Additional Technical Requirements).

            11.1.7 AFFILIATE

                  "Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, whether through ownership of voting securities or otherwise. For this purpose, and without limiting the foregoing, any Person that owns more than [**] percent ([**]%) of the outstanding voting securities of any other Person shall be deemed to control such other Person. If a Person owns more than [**] percent ([**]%) of the outstanding voting securities of another Person, such other Person shall be considered both an Affiliate and a Subsidiary.

            11.1.8 AGREEMENT

                  "Agreement" shall mean this Agreement between Nextel and Amdocs, including all attachments, Exhibits, and Schedules hereto, as amended from time to time.

            11.1.9 AMDOCS

                  "Amdocs" has the meaning set forth in the Preamble hereto.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.10 AMDOCS COMPETITOR

                  "Amdocs Competitor" means (i) any of the Persons listed on Schedule N (Party Competitors) as revised by mutual agreement of the Parties; and (ii) any Subsidiary of the entities referred to in clause (i).

            11.1.11 AMDOCS INDEMNITEES

                  "Amdocs Indemnitees" has the meaning set forth in Section 8 (Indemnification and Insurance).

            11.1.12 AMDOCS LEGAL REQUIREMENTS

                  "Amdocs Legal Requirements" means the laws and regulations applicable to Amdocs.

            11.1.13 AMDOCS PROGRAM MANAGER

                  "Amdocs Program Manager" means the individual who is so designated in Schedule G (Key Personnel and Program Manager) and any subsequent holder of that position designated and approved under the terms and conditions of Section 3.2 (Key Personnel and Program Manager).

            11.1.14 AMDOCS RATE

                  "Amdocs Rate" means [**] Dollars ($[**]) [**], increased annually by [**] percent ([**]%) effective each January 1 commencing on January 1, 2001.

            11.1.15 AMDOCS TESTING ACTIVITIES

                  "Amdocs Testing Activities" has the meaning set forth in
Section 3.6.1 (Software Component Testing).

            11.1.16 ARBITRATOR

                  "Arbitrator" means the arbitrator defined in Section 12.6 (Governing Law And Jurisdiction).

            11.1.17 ASSET UPGRADE

                  "Asset Upgrade" has the meaning set forth in Section 1.6 (Upgrades and Enhancements)

            11.1.18 AUDITS

                  "Audits" has the meaning set forth in Section 12.2 (Audits, Records).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.19 INTENTIONALLY LEFT BLANK

            11.1.20 CBF AVAILABILITY-PRODUCTION ENVIRONMENT

                  "CBF Availability-Production Environment" shall have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.21 CBF TRANSACTION TIME CPS

                  "CBF Transaction Time CPS" shall have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.22 CHANGE IN CONTROL

                  "Change in Control" has the meaning set forth in Section 5.2.2 (Change in Control of Amdocs).

            11.1.23 COMMITTED OPERATION SERVICES

                  "Committed Operation Services" has the meaning set forth in
Section 1.4 (Committed Operation Services).

            11.1.24 COMPUTABLE AMOUNTS

                  "Computable Amounts" means any amount that was not billed to a customer of Nextel in accordance with Nextel's routine billing cycle process with respect to which Nextel reasonably determines it would not be able to bill such customer on, or prior to, the monthly bill sent out to such customer during Nextel's next routine billing cycle for such customer; provided that the failure to bill such amount in Nextel's routine billing cycle was due to an error (unless caused by Nextel or any of its Affiliates, employees, agents or representatives): (i) in Amdocs' performance of the Services or (ii) in the Customized Product; and provided, further, that Nextel shall be required to use reasonable commercial efforts to bill such customer on, or prior to, the monthly bill sent out to such customer during Nextel's next routine billing cycle for such customer (with a correction bill, if any, being sent prior to such subsequent bill being prepared and sent at Amdocs' expense).

            11.1.25 CONFIDENTIAL INFORMATION

                  "Confidential Information" means (a) as to either Party, all technical information, materials, data, reports, programs, documentation, diagrams, concepts, techniques, processes, inventions, knowledge, know-how, and trade secrets, whether in tangible or intangible form, whether disclosed or conveyed by visits to a Party's or a Party Affiliate's facilities, whether or not marked or otherwise identified as confidential, and whether in written form or readable by machine, or disclosed orally, developed or acquired by such Party or any Affiliate thereof; (b) as to either Party, all information and data relating to such Party's practices, customer information, account information, information regarding business planning and business operations, management information services, costs, or margins that is not generally known by others in the same line of business; (c) as to either Party, any information that such

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Party identified to the other as confidential by a stamp or other similar notice; (d) as to either Party, this Agreement (subject to Section 12.11 (Publicity) hereof); (e) as to either Party, all other information relating to such Party or Affiliate thereof that a reasonably prudent technician would expect not to be made available to Third Parties without restriction or payment; and (f) as to Nextel, all Nextel Data (including any Nextel Data contained in any Customized Materials) and any Customized Materials (subject to Section 7.1.2 (Licensed Rights for Nextel).

            11.1.26 CONTINUATION SERVICES

                  "Continuation Services" has the meaning set forth in Section
5.5.1 (Disentanglement Process).

            11.1.27 CONVERSION TESTING

                  "Conversion Testing" means testing to ensure that data from the TRIS database and any other existing Nextel data source to which the Customized Product will interface is properly extracted, converted, and uploaded to the Customized Product database.

            11.1.28 CPSS

                  "CPSs" means, in relation to the Services, the Creditable Performance Specifications regarding the performance, availability, capacity, response times or other levels or standards in respect of the Services specified in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.29 CRITICAL COMPONENTS

                  "Critical Components" means the requirements set forth on Schedule K (Critical Components).

            11.1.30 CRITICAL DEFAULTS

                  "Critical Defaults" has the meaning set forth in Section 5.3.1 (Critical Defaults).

            11.1.31 CRITICAL PERSONNEL

                  "Critical Personnel" means those personnel of Amdocs who are so designated on Schedule G (Key Personnel and Program Manager) and their respective replacement personnel designated and approved under the terms and conditions of Section 3.2 (Key Personnel and Program Manager).

            11.1.32 CUSTOMIZED PRODUCT

                  "Customized Product" means the integrated product containing the Generic Product and the Customization.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.33 CUSTOMIZED MATERIALS

                  "Customized Materials" means all tangible and intangible information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, know-how, techniques, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law, created, invented or conceived for Nextel's use or benefit in connection with this Agreement and that are the result of Customization Services hereunder. Customized Materials shall not include the Generic Product but shall include the modifications produced hereunder to the Generic Product. Customized Materials includes all copyright, patent, trademark, trade secret, and other proprietary and intellectual property rights, if any, in the Customized Materials.

            11.1.34 CUSTOMIZATION

                  "Customization" means the required modifications to the Generic Product to be developed in accordance with the applicable Specifications in order to develop the resultant Customized Product.

            11.1.35 CUSTOMIZATION SERVICES

                  "Customization Services" means the services to be provided by Amdocs in order to develop the Customized Product in accordance with the applicable Specifications.

            11.1.36 CUTOVER DATE

                  "Cutover Date" means each of the cutover dates as set forth in the Statement of Work for the Implementation, Rollout and Training Phase.

            11.1.37 DATA CENTER

                  "Data Center" means the premises from which Amdocs or any of its Subcontractors will operate the Customized Product. The location of each Data Center is set forth on Schedule E (Data Centers).

            11.1.38 DATA AND MODIFIED DATA

                  "Data and Modified Data" has the meaning set forth in Section
12.3 (Data Privacy).

            11.1.39 DEFAULT

                  "Default" shall mean the occurrence of any of the following:

                  (a) Nextel's determination that (i) for any [**] period of time, Amdocs has been assessed (A) [**] percent ([**]%) of the total possible [**] during such [**]

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
period or (B) [**]% of the total possible [**] during such [**] period; or (ii) for any [**] period of time, there have been [**], with respect to the CPSs listed in the following clauses (w) through (z), in the aggregate : (w) CBF Availability - Production Environment; (x) Provisioning Success Percentage; (y) CBF Transaction Time; or (z) Billing Cycle Time; or (iii) at any time, Amdocs has been assessed an [**] or higher with respect to each [**].

                  (b) a failure by Amdocs to use all reasonable efforts to avert, prevent, or avoid any threatened or actual interruption or shutdown (of any material duration) of any Data Centers or Additional Data Centers to the extent that a material deficiency with respect to the Services directly or indirectly is caused by such interruption or shutdown;

                  (c) a commission by a Party of a material breach of any obligation to the other Party under Section 6 (Confidential Information) hereof or Section 7 (Intellectual Property Rights) hereof, provided that such breach, if curable, is not cured within [**] after notification by the other Party of such breach;

                  (d) insolvency of a Party; general failure of a Party to pay its debts as they become due; entrance of a Party into receivership or any arrangement or composition with creditors generally; filing of a voluntary or involuntary petition or other action or proceeding for bankruptcy or reorganization or dissolution or winding-up of a Party; a general assignment for the benefit of creditors of a Party; or a seizure or a sale of a material part of a Party's property by or for the benefit of any creditor or governmental agency;

                  (e) an assignment or attempted assignment in violation of
Section 12.1 (Assignment and Binding Nature) hereof; provided, however, that an attempted assignment, made in the good faith belief that it is valid under such
Section 12.1 (Assignment and Binding Nature), shall not represent a Default of a Party, if such Party promptly notifies the other Party of the attempted assignment and promptly ceases to attempt the assignment after notification from the other Party that such attempted assignment is in violation of such Section
12.1 (Assignment and Binding Nature);

                  (f) a failure by a Party (i) to observe and perform any other material obligation, covenant, or condition under this Agreement and the failure by the breaching Party to cure such material default within [**] after the breaching Party has received notice of such default; provided, however, that with respect to Nextel, the only failure that may constitute a Default by the terms of this clause (f) of this Section 11.1.39 (and such Default shall be deemed a Critical Default) is Nextel's failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs' charges relating to a period of [**] or more hereunder; provided that (x) such charges are at least [**] past due; (y) Amdocs has advised Nextel's Program Manager in writing of Nextel's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] of Amdocs' above written notice, and (z) Nextel has not paid such amounts in full by the later of the [**] period specified in (x) above or the [**] period specified in (y) above; and provided further, however, that, notwithstanding anything to the contrary provided herein, there shall not be deemed to have occurred a Default of Nextel hereunder in the event that Nextel has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs'

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
charges relating to such period of [**] or more, if with respect to any amount greater than [**] of Amdocs' charges relating to such period of [**] or more, Nextel's Chief Information Officer or Chief Operations Officer shall have determined such amount is a "disputed amount" in accordance with Section 4.2.6(d) (Payments) hereof.

                  (g) the awarding to Nextel of cumulative damages hereunder as of any date subsequent to Final Acceptance of the Initial Release, in an aggregate amount of [**]Dollars ($[**]).

            11.1.40 DEFENSE

                  "Defense" has the meaning set forth in Section 8 (Indemnification and Insurance).

            11.1.41 DETAILED FUNCTIONAL DESIGN OR DFD

                  "Detailed Functional Design" or "DFD" means the detailed functional design Phase of implementation in which the specifications of the Customized Product designed to meet Nextel's requirements will be identified, defined and mutually agreed upon and then detailed in the Detailed Functional Specification documents.

            11.1.42 DETAILED FUNCTIONAL SPECIFICATION OR DFS

                  "Detailed Functional Specification" or "DFS" means the Detailed Functional Specification setting forth the requirements for the Customized Product developed during the DFD and as agreed to by the Parties during the DFD and approved by Nextel.

            11.1.43 DETAILED PROGRAM DESIGN

                  "Detailed Program Design" means the technical design for implementing the functions specified in the DFS for the Customized Product.

            11.1.44 DFD HOURS ESTIMATE

                  "DFD Hours Estimate" has the meaning set forth in Section
1.2.2 (Additional Releases).

            11.1.45 DFD STATEMENT OF WORK

                  "DFD Statement of Work" is the work plan for the DFD for the Initial Release.

            11.1.46 DISASTER

                  "Disaster" means an event: (i) that causes an unplanned interruption of information processing at any Data Center that, in turn, results in a significant impairment of the ability of Amdocs to perform the Services at the Data Center, which event is outside of Amdocs' control; and (ii) with respect to which Amdocs provides written notice to

Nextel of the occurrence thereof. Examples of a Disaster are: (a) loss of the building to fire; (b) loss of power to a Data Center due to hurricane damage; and (c) inability to access a Data Center due to a chemical spill.

            11.1.47 DISENTANGLEMENT

                  "Disentanglement" has the meaning set forth in Section 5.5 (Transfer Assistance (Disentanglement)).

            11.1.48 DISENTANGLEMENT BONUS

                  "Disentanglement Bonus" has the meaning set forth in Section
5.5.5 (Charges for Disentanglement Services).

            11.1.49 DISENTANGLEMENT NOTICE

                  "Disentanglement Notice" has the meaning set forth in Section
5.5.2 (General Obligations).

            11.1.50 DISENTANGLEMENT SERVICES

                  "Disentanglement Services" has the meaning set forth in
Section 5.5.1 (Disentanglement Process).

            11.1.51 DISPUTE RESOLUTION PROCESS

                  "Dispute Resolution Process" means the process described in
Section 3.7 (Dispute Resolution).

            11.1.52 DOCUMENTATION

                  "Documentation" means, collectively, (a) all of the written, printed, electronic or other format materials published or otherwise made available by Amdocs that Amdocs uses to perform the Services; (b) any documents comprising part of the Critical Components; and (c) all user, operator, system administration, technical, support and other manuals and all other written, printed, electronic or other format materials to be provided by Amdocs under this Agreement, or to be provided by Amdocs pursuant to agreement of the Parties.

            11.1.53 DUE DATE

                  "Due Date" has the meaning set forth in Section 4.2.2 (Invoicing of License, and Implementation and Conversion Fee).

            11.1.54 EFFECTIVE DATE

                  "Effective Date" has the meaning set forth in the Preamble hereto.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.55 ESSENTIAL AGREEMENT

                  "Essential Agreements" has the meaning set forth in Section
5.5 (Transfer Assistance (Disentanglement)).

            11.1.56 EXCLUSIVITY PERIOD

                  "Exclusivity Period" has the meaning set forth in Section
7.1.2 (License Rights for Nextel).

            11.1.57 EXIT FEE

                  "Exit Fee" means each of the exit fees set forth in Schedule I (Exit Fee Computation).

            11.1.58 EXPIRATION DATE

                  "Expiration Date" has the meaning set forth in Section 5.5 (Transfer Assistance (Disentanglement)).

            11.1.59 FINAL ACCEPTANCE

                  "Final Acceptance" has the meaning set forth in Section 3.6.1 (Software Component Testing).

            11.1.60 FINAL CONVERSION DATE

                  "Final Conversion Date" shall mean the date that the last Nextel Subscriber is converted from the TRIS Billing System to the Customized Product (including all Subscribers of Nextel Partners).

            11.1.61 FIRST [**]ADJUSTMENT INDEX

                  "First [**] Adjustment Index" shall mean the amount resulting from the following equation: [**] x (x/y - 1); where x = the average hourly earnings of [**] (the "Average Earnings"), according to the U.S. Bureau of Labor Statistics Index, Series ID: [**] services, SIC Code: [**]) (the "BOL Index"), in December 2004; and y = the Average Earnings, according to the BOL Index, in January 2001; provided that if application of the above equation results in an amount greater than [**], then the First Rate Adjustment Index shall be deemed to equal [**].

            11.1.62 FORCE MAJEURE EVENT

                  "Force Majeure Event" has the meaning set forth in Section
12.4 (Force Majeure).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.63 GAAP

                  "GAAP" has the meaning set forth in Section 12.2 (Audits, Records).

            11.1.64 GENERIC PRODUCT

                  "Generic Product" means the modules of the ENSEMBLE customer care and billing platform, including but not limited to, those specified in Annex B to Schedule D (Charges), and in clause (a) and clause (b) of Section
4.1.4 hereof, but not including any of the Customized Materials.

            11.1.65 GUARANTY OF PARENT

                  "Guaranty of Parent" means the Guaranty of Parent in the form attached hereto as Exhibit A.

            11.1.66 HOURS ESTIMATE

                  "Hours Estimate" has the meaning set forth in Section 1.2.1 (Statements of Work).

            11.1.67 IDEN CUSTOMIZATIONS

                  "iDEN Customizations" means any Customizations to the Generic Product that enable the Generic Product to perform the activation, provisioning, and billing of network elements' services in the iDEN technological environment.

            11.1.68 INDIVIDUAL CPS BGYR STATE

                  "Individual CPS BGYR State" shall have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.69 IMPLEMENTATION AND CONVERSION FEE

                  "Implementation and Conversion Fee" has the meaning set forth in Section 4 (Charges, Credits and Payments).

            11.1.70 INFRINGEMENT CLAIMS

                  "Infringement Claims" has the meaning set forth in Section 8 (Indemnification and Insurance).

            11.1.71 INITIAL DISENTANGLEMENT PERIOD

                  "Initial Disentanglement Period" has the meaning set forth in
Section 5.5.1 (Disentanglement Process).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.72 INITIAL RELEASE

                  "Initial Release" or "Initial Release of the Customized Product" means the first version of the Customized Product developed by Amdocs as part of the Services hereunder for Nextel in accordance with the DFS.

            11.1.73 INITIAL RELEASE CARRIED BACK HOURS

                  "Initial Release Carried Back Hours" has the meaning set forth in Section 1.2.1 (Statements of Work).

            11.1.74 INITIAL RELEASE NOT-TO-EXCEED HOURS ESTIMATE

                  "Initial Release Not-To-Exceed Hours Estimate" has the meaning set forth in Section 1.2.1 (Statements of Work).

            11.1.75 INITIAL TERM

                  "Initial Term" means the period beginning on the Effective Date and ending on the earlier of the dates described in clauses (i) and (ii) of
Section 5.1 (Initial Term; Renewals).

            11.1.76 INTEREST

                  "Interest" means interest accruing at the [**] equivalent of an annual rate equal to [**] basis points plus the "Prime Rate" published on the first business day of each month in the "Money Rates" or similar column of The Wall Street Journal, or at the maximum rate allowed by law, if less, as such rate may change from time to time, with any change in said rate becoming effective for purposes herein upon publication of the Prime Rate change that caused it.

            11.1.77 INTERFACE TESTING

                  "Interface Testing" means testing of a software module's interfaces with other modules of the same software system and with other software systems, including testing of the API's used to implement such interfaces.

            11.1.78 [**].

            11.1.79 ISSUES

                  "Issues" means "Issues" as defined in the CPSs.

            11.1.80 ITDS CONTRACT

                  "ITDS Contract" means the Software License, Maintenance, and Subscriber Billing Services Agreement by and between Nextel Communications, Inc. (the successor of Fleet Call, Inc. and SMART SM. of California, Inc.) and International

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Telecommunication Data Systems, Inc. (the successor of CSC Intercom, Inc. and herein referred to as "ITDS") dated March 1, 1993, as amended, pursuant to which ITDS performs services in connection with the TRIS billing system.

            11.1.81 KEY PERSONNEL

                  "Key Personnel" means those personnel of Amdocs and Nextel, respectively, who are so designated on Schedule G (Key Personnel and Program Manager) and their respective replacement personnel designated and approved under the terms and conditions of Section 3.2 (Key Personnel and Program Manager).

            11.1.82 LICENSE FEES

                  "License Fees" has the meaning set forth in Section 4 (Charges, Credits and Payments).

            11.1.83 MAINTENANCE FEE

                  "Maintenance Fee" has the meaning set forth in Section 4 (Charges, Credits and Payments).

            11.1.84 MAINTENANCE SERVICES

                  "Maintenance Services" has the meaning set forth in Section
1.3 (Maintenance Services).

            11.1.85 MAJOR ADDITIONAL RELEASE

                  "Major Additional Release" means any Additional Release budgeted by Amdocs to require [**] or more hours to complete.

            11.1.86 MATERIALS

                  "Materials" has the meaning set forth in Section 7 (Intellectual Property Rights).

            11.1.87 MILESTONES

                  "Milestones" means those actions and projects identified as "Milestones" in Schedule D (Charges).

            11.1.88 MONTHLY SUBSCRIBER FEES

                  "Monthly Subscriber Fees" has the meaning set forth in Section 4 (Charges, Credits and Payments).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.89 NEXTEL

                  "Nextel" has the meaning set forth in the Preamble hereto.

            11.1.90 NEXTEL COMMUNICATIONS

                  "Nextel Communications" means Nextel Communications, Inc., a Delaware corporation.

            11.1.91 NEXTEL COMPETITOR

                  "Nextel Competitor" means (i) the Persons listed in Schedule N (Party Competitors), as revised by mutual agreement of the Parties from time to time; and (ii) any Subsidiary of the entities referred to in clause (i).

            11.1.92 NEXTEL CUSTOMER

                  "Nextel Customer" means any Person (including but not limited to [**] who (i) utilizes the Nextel network for providing wireless telecommunications services to Subscribers and (ii) in performing such telecommunications services, utilizes a Data Center using the same version of the Customized Product as Nextel and the same database parameters contained in the Agreement.

            11.1.93 NEXTEL DATA

                  "Nextel Data" means, in or on any medium or form of any kind:
(a) data and summarized data related to Nextel, Nextel's Subscribers or the Services that is in the possession of Nextel and data concerning or indexing such data (regardless of whether or not owned by Nextel, generated or compiled by Nextel), including data that is in Nextel's databases or otherwise in Nextel's possession on each Cutover Date or at any time during the Term; and (b) other Nextel records, data, file, input materials, reports, forms, and other such items that may be received by Amdocs, or by any of its Subcontractors, in the performance of Amdocs' duties under the Agreement. Nextel's Data excludes personal data relating to employees of Amdocs, its Affiliates, and their Subcontractors.

            11.1.94 NEXTEL INDEMNITEES

                  "Nextel Indemnitees" has the meaning set forth in Section 8 (Indemnification and Insurance).

            11.1.95 NEXTEL LEGAL REQUIREMENTS

                  "Nextel Legal Requirements" means the laws and regulations applicable to Nextel.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.96 NEXTEL PARTNERS

                  "Nextel Partners" means Nextel Partners, Inc., a Delaware corporation.

            11.1.97 NEXTEL'S PROGRAM MANAGER

                  "Nextel's Program Manager" means the individual so designated in Schedule G (Key Personnel and Program Manager) hereto and any subsequent holder of that position designated by Nextel.

            11.1.98 NEXTEL TESTING ACTIVITIES

                  "Nextel Testing Activities" has the meaning set forth in
Section 3.6.1 (Software Component Testing).

            11.1.99 OVERALL CPS SCORE

                  "Overall CPS Score" shall have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.100 OVERALL TIMELINE

                  "Overall Timeline" has the meaning set forth in Section 1.2.1 (Statements of Work).

            11.1.101 PARTY

                  "Party" shall mean Nextel or Amdocs; "Parties" shall mean both of them.

            11.1.102 PERFORMANCE CREDITS

                  "Performance Credits" has the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

            11.1.103 PERFORMANCE MEASUREMENT MEANS

                  "Performance Measurement Means" has the meaning set forth in
Section 1.2.1 (Statements of Work).

            11.1.104 PERFORMANCE TESTING

                  "Performance Testing" shall mean volume (throughput) and stress (benchmarking) testing in order to determine if the Customized Product can accommodate Nextel volume projections using specific criteria (established pursuant to this Agreement) and if the system can perform required processing loads within the specified timeframes (established pursuant to this Agreement).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.105 PERSON

                  "Person" shall mean any natural person, corporation, limited liability company, limited liability partnership, general partnership, limited partnership, trust, association, governmental organization or agency, or other legal person or legally constituted entity of any kind.

            11.1.106 PHASE

                  "Phase" means the following phases of the Customization process which are described in Section 1.2.1 (Statements of Work): Detailed Functional Design Phase, Detailed Program Design Phase, Construction Phase, Testing Phase and Implementation, Rollout and Training Phase.

            11.1.107 PILOT TESTING

                  "Pilot Testing" shall mean the testing undertaken by Nextel to confirm that the Customized Product is capable of supporting Nextel's requirements and overall business operations.

            11.1.108 PREPAID CUSTOMIZATION HOURS

                  "Prepaid Customization Hours" has the meaning set forth in
Section 1.2.1 (Statements of Work).

            11.1.109 [**] PASS THROUGH AGREEMENT

                  "[**] Pass Through Agreement" has the meaning set forth in
Section 4.4. Production Environment

                  "Production Environment" means all necessary hardware and software environments required to perform the Committed Operations Services.

            11.1.110 PROJECT PLAN

                  "Project Plan" has the meaning set forth in Section 1.2.1 (Statements of Work).

            11.1.111 RELEASE

                  "Release" has the meaning set forth in Section 1.2.2 (Additional Releases).

            11.1.112 REMAINING PREPAID CUSTOMIZATION HOURS

                  "Remaining Prepaid Customization Hours" has the meaning set forth in Section 1.2.1 (Statements of Work).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.113 REQUESTS

                  "Requests" has the meaning set forth in the Recitals to this Agreement.

            11.1.114 RESPONSES

                  "Responses" has the meaning set forth in the Recitals to this Agreement.

            11.1.115 [**] ANALYSIS

                  "[**] Analysis" has the meaning set forth in Section 1.7 (Creditable Performance Specifications).

            11.1.116 SECOND RATE ADJUSTMENT INDEX

                  "Second Rate Adjustment Index" shall mean the amount resulting from the following equation: [**] x (x/y - 1); where x = the Average Earnings, according to the BOL Index, in the month preceding the month in which occurs the date of expiration of the Initial Term ("Adjustment Month"); and y = the Average Earnings, according to the BOL Index, in December 2004; provided that if application of the above equation results in an amount greater than the amount (the "Maximum Amount") resulting from the following formula: [**] x ([**]), where "N" is the number of months from December 2004 until the Adjustment Month, then the Second Rate Adjustment Index shall be deemed to be equal to the Maximum Amount.

            11.1.117 SERVICES

                  "Services" means all of the tasks and services of Amdocs described in Sections 1 (Amdocs Services), 3 (Relationship Management), 4 (Charges, Credits and Payments), 5 (Term, Renewal and Termination), 7 (Intellectual Property Rights), and 12 (General) of this Agreement and all incidental services that are ancillary to the performance of such services (based upon a reasonable interpretation of the Parties' intentions).

            11.1.118 SOFTWARE COMPONENTS

                  "Software Components" has the meaning set forth in Section 3.6 (Acceptance Testing).

            11.1.119 SOFTWARE/HARDWARE ENVIRONMENTS

                  "Software/Hardware Environments" means all necessary hardware and software environments relating to the Customized Product, including, without limitation, separate and distinct hardware and software environments for each of development, testing, training and production, of the Customized Product, in each case, as applicable, including customer/usage servers and user connectivity (i.e., Metaframe servers).

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.120 SPECIFICATIONS

                  "Specifications" means (i) with respect to the Initial Release, the specifications contained in the final, approved DFS and (ii) with respect to any Additional Release, the specifications contained in any final applicable DFS for such Additional Release; the Specifications shall include the Additional Technical Requirements.

            11.1.121 STANDARD MATERIALS

                  "Standard Materials" means, with regard to the modules specified in Annex B to Schedule D (Charges) as amended by the Parties from time to time in accordance with the provisions of the Agreement, all tangible and intangible information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law: (a) already conceived, invented, created, or acquired by Amdocs or Third Parties prior to the Effective Date and not the result of Customization Services hereunder, or (b) conceived, invented, created, or acquired, by Amdocs or Third Parties after the Effective Date, but only to the extent such information and developments do not constitute Customized Materials hereunder and do not include Nextel Confidential Information. Standard Materials shall include but not be limited to the Generic Product.

            11.1.122 STEERING COMMITTEE

                  "Steering Committee" has the meaning set forth in Section 3.1 (Steering Committee).

            11.1.123 SUBCONTRACTOR

                  "Subcontractor" means contractors, vendors, agents and consultants retained by either Party to perform services hereunder and in relation to this Agreement.

            11.1.124 SUBSCRIBER

                  "Subscriber" means any handset or any other similar apparatus that may be used for telecommunication services by customers using Nextel's network.

            11.1.125 SUBSIDIARY

                  "Subsidiary" has the meaning set forth in the definition of Affiliate.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.126 SUSPENSION

                  "Suspension" shall have the meaning set forth in Section 3.7.3 (No Termination or Suspension of Services).

            11.1.127 SYSTEM TESTING

                  "System Testing" shall mean the testing of (i) the entire software system (i.e., any or all of the Customized Products, as applicable) for functionality and interaction among modules and (ii) testing of interface functionality between the software system and other required Nextel and/or Third Party systems using mock data inputs/outputs.

            11.1.128 TERM

                  "Term" means the period during which Amdocs shall be obligated to provide the Services, as specified in Section 5.1 (Initial Term; Renewals).

            11.1.129 TERMINATION DATE

                  "Termination Date" means the date for termination set forth in a Termination Notice, as further described in Section 5 (Term, Renewal and Termination).

            11.1.130 TERMINATION NOTICE

                  "Termination Notice" means the written notice that must be given before termination in accordance with the termination process described in
Section 5 (Term, Renewal and Termination).

            11.1.131 TESTING ACTIVITIES

                  "Testing Activities" has the meaning set forth in Section
3.6.1 (Software Component Testing).

            11.1.132 TESTING ENVIRONMENT

                  "Testing Environment" means the software and hardware environment (i.e., computers and software applications) necessary for the performance of the Testing Activities.

            11.1.133 THIRD PARTY

                  "Third Party" means a Person other than Nextel and Amdocs and their respective Affiliates, directors, officers and employees.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.134 THIRD PARTY SUBSCRIBERS

                  "Third Party Subscribers" means any handset or any other similar apparatus that may be used for telecommunication services by customers of a Third Party provider of telecommunications services.

            11.1.135 TRAINING ENVIRONMENT

                  "Training Environment" means the software and hardware environment (i.e., computers and software applications) necessary for the performance and receipt of the Training Services.

            11.1.136 TRAINING SERVICES

                  "Training Services" has the meaning set forth in Section 1.5 (Training Services).

            11.1.137 TRIS BILLING SYSTEM OR TRIS

                  "TRIS Billing System" or "TRIS" means the billing system used by ITDS in order to perform the services for Nextel under the ITDS Contract.

            11.1.138 UNFAVORABLE CPS POINTS

                  "Unfavorable CPS Points" means the points assigned to the Individual CPS BGYR States of "Yellow" and "Red" in computing the Overall CPS Score in accordance with Schedule C (Creditable Performance Specifications
(CPSs)).

            11.1.139 UNIT TESTING

                  "Unit Testing" shall mean the testing of the individual software modules for functionality, independent of interactions with other modules or other software systems.

            11.1.140 UNITED STATES

                  "United States" means the United States of America.

            11.1.141 UNUSED INITIAL RELEASE HOURS

                  "Unused Initial Release Hours" has the meaning set forth in
Section 1.2.1 (Statements of Work).

            11.1.142 USER ACCEPTANCE TESTING

                  "User Acceptance Testing" shall mean the end to end business scenario testing in a "near production" environment, in which Amdocs and Nextel verify that the requested functionality defined in the applicable DFS is supported by the Customized Product.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            11.1.143 VPN LICENSE FEE

                  "VPN License Fee" shall mean the amount paid, or to be paid, by Nextel to acquire a license to use the VPN Software.

            11.1.144 VPN SOFTWARE

                  "VPN Software" shall mean the module of Amdocs' ENSEMBLE customer care and billing platform known as "www.self.service."

            11.1.145 YEAR 2000 COMPLIANT

                  "Year 2000 Compliant" has the meaning set forth in Section
10.3 (Additional Amdocs' Representations, Warranties and Covenants).

            11.2  INTERPRETATION

                  The table of contents and the headings of the Articles, Sections and Schedules in this Agreement are provided for convenience of reference only and shall not be deemed to constitute a part hereof. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement. References herein to numbered Articles and Sections and lettered Schedules refer to the Articles, Sections and Schedules hereof, unless otherwise specified. A term defined in the singular shall include the plural and vice versa when the context so indicates.

12.   GENERAL

      12.1  ASSIGNMENT AND BINDING NATURE

            (a) Subject to the provisions of paragraph (b) of Subsection 12.12 (Relationship, Subcontractors) hereof, Amdocs may not delegate its obligations without the prior written consent of Nextel, which may be withheld in its sole discretion.

            (b) Nextel may [**], on the condition that [**] and that Nextel delivers a copy of such written undertaking to Amdocs; provided, however, that [**], Nextel shall [**]; provided, further, however, that in the event that [**] this Agreement in accordance with the provisions of [**]. For the avoidance of doubt, [**]. In addition, in the event that [**], Nextel shall [**]. For the purpose of this subsection, [**], with respect to [**]. The Parties agree that [**].

            (c)   [**] this Agreement.

            (d) Any attempted assignment or delegation of all or any part of the Agreement that does not comply with this Section 12.1 (Assignment and Binding Nature) is void.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      12.2  AUDITS, RECORDS

            (a) Amdocs shall maintain complete and accurate records and books of account with respect to this Agreement utilizing United States generally accepted accounting principles ("GAAP"), consistently applied and complying in all respect with all applicable laws. Such records and books, and the accounting controls related thereto, shall be sufficient to provide reasonable assurance that: (i) transactions are recorded so as to permit the preparation of Amdocs' financial statements in accordance with GAAP and to maintain accountability for its assets; and (ii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            (b) Amdocs shall retain for a period of [**] from the end of each calendar year during the Term, or such longer period as may be required by law, all records and information required to verify amounts invoiced under this Agreement for such calendar year.

            (c) Amdocs shall require its independent auditors to conduct an examination of the controls placed in operation and a test of operating effectiveness, as defined by Statement on Auditing Standards No. 70, Reports on the Processing of Transactions by Service Organizations (SAS 70) and generally referred to as a Type II Report, of the Services and issue a report thereon (the "Report") annually. The period to be covered by the Report shall be from October 1 to September 30 of each year in the Term. Amdocs shall deliver to Nextel five
(5) copies of the Report by December 15 of each year of the Term, beginning on December 15, 2001. Amdocs shall provide Nextel a description of the control objectives relating to the Services by May 31 of each year in the Term, beginning May 15, 2001. Nextel will have [**] to review and modify the control objectives and controls. Once Nextel has approved the control objectives and controls relating to the Services ("Approved Control Objectives and Controls"), the Approved Control Objectives and Controls will serve as the basis for the control objectives and controls to be examined and tested by Amdocs' independent auditors pursuant to this paragraph. In the event that Nextel incurs charges from its independent auditors in connection with their audit of Nextel's consolidated financial statements in excess of [**] [**] Dollars ($[**]) as a direct result of additional audit procedures that they had to perform because of inadequacies or findings identified in the Report that have not been adequately addressed by Amdocs, including, but not limited to, control objectives and/or controls that Nextel believes are necessary to ensure its desired level of service that Amdocs has not identified and/or instituted, Nextel shall be entitled to a reimbursement from Amdocs for all such costs. This paragraph does not modify nor reduce in any manner Amdocs' independent auditors' responsibilities under SAS 70.

            (d) Amdocs shall promptly inform Nextel of any material deficiencies, omissions, or irregularities in Nextel's requirements or in Amdocs' performance of the Services that may come to Amdocs' Project Manager's attention. To the extent that it is permitted by Third Parties without additional cost, Amdocs shall furnish Nextel with all existing and future research and development resources, such as published materials, and industry studies conducted for or by Amdocs, that come to its attention and pertain to the Services and that Amdocs believes would assist Nextel in setting its policies or requirements under this Agreement; provided, that the requirement contained in this sentence shall only apply to publicly available materials and information.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            (e) Amdocs shall provide Nextel with commercially reasonable assistance enabling Nextel to meet its audit requirements as set forth in this
Section 12.2 (Audits, Records).

            (f) Amdocs shall provide to Nextel and its authorized representatives who agree to be bound by obligations of confidentiality similar to those set forth in Section 6 (Confidential Information) (and in the case of Third-Party consultants other than Nextel's independent auditors, who sign a confidentiality agreement with Amdocs containing substantially similar obligations of confidentiality) access to the Data Centers and Amdocs' operations so as to enable Nextel to validate Amdocs' operations relating to the performance of the Services hereunder. Amdocs shall further provide to Nextel's independent auditors, who agree to be bound by obligations of confidentiality similar to those set forth in Section 6 (Confidential Information) access to the pertinent portions of its records and books of accounts to enable Nextel (through such independent auditors) to conduct appropriate validations ("Audits") of Amdocs' invoices to Nextel relating to the performance of Services. Such records and reports shall be maintained by Amdocs at a principal business office and Nextel, upon prior written notice, may examine and make extracts of information and copy parts thereof to the extent necessary for Nextel to validate the accuracy of Amdocs' invoices, at any reasonable time during normal business hours. The Audits shall be for the purpose of validating that:

                  (i)   the charges for all Services are accurate;

                  (ii) the Services are being provided in accordance with this Agreement and at levels that meet or exceed the CPSs;

                  (iii) Amdocs is complying with Nextel's policies and security requirements as required under this Agreement.

            (g)   Audits shall:

                  (i) occur no more than [**] each calendar year, unless required to meet Nextel Legal Requirements;

                  (ii) not be permitted if it materially impact on Amdocs' ability to perform the Services in accordance with the CPSs, unless Nextel relieves Amdocs from meeting the applicable CPSs;

                  (iii) be conducted expeditiously, efficiently, and at mutually agreed upon business hours; and

                  (iv) be conducted upon reasonable prior written notice, which normally shall be at least [**], but may be less if Amdocs and Nextel agree that certain Audits, such as security Audits, may be conducted upon shorter notice.

            (h) Nextel and its auditors shall have access to the portions of Amdocs' locations used primarily to perform the Services, to the extent reasonably necessary to

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Audit Amdocs' performance of the Services, including without limitation, compliance with the security requirements set forth in the Agreement.

            (i) Nextel shall be permitted to designate a Third Party auditor (who is not an Amdocs Competitor) to perform the Audit, at Nextel's expense on a non-contingent basis, provided such Third Party auditor agrees to be bound by confidentiality obligations similar to those set forth in Section 6 (Confidential Information).

            (j) If an Audit demonstrates that Amdocs' invoices for the Services for the audited period were not correct, Amdocs shall promptly credit Nextel for the amount of any paid overcharges, or Nextel shall promptly pay Amdocs for the amount of any undercharges. In the event that any Audit reveals an overcharge greater than five percent (5%) for the audited period, Amdocs shall pay the direct expenses associated with such Audit.

            (k) Amdocs shall incorporate this paragraph verbatim into any agreement it enters into with any Subcontractor providing Services under this Agreement, changing it only to substitute the name of the Subcontractor for that of Amdocs.

      12.3  DATA PRIVACY

            (a)   General

                  (i) Each Party is responsible for complying with its own obligations under the applicable data protection laws governing Nextel Data. Upon Amdocs request, Nextel shall provide Amdocs with all its applicable internal regulations, if any, implementing the applicable data protection laws governing Nextel Data.

                  (ii) Nextel shall permit Amdocs and its Subcontractors to have access to the Nextel Data solely to the extent Amdocs requires such access to such data to provide the Services as contemplated by this Agreement. Amdocs may only access and process the Nextel Data in connection herewith or as directed by Nextel in writing and may not otherwise modify the Nextel Data, merge it with other data, commercially exploit it, or do any other thing that may in any manner adversely affect the integrity, security or confidentiality of such data, other than as specified herein or as directed by Nextel in writing. Amdocs understands and agrees that Nextel owns all right, title and interest in the Nextel Data and in any modification, compilation, or derivative work therefrom (excluding any Confidential Information or proprietary information of Amdocs or its Affiliates or any Third Party information provided to Nextel by Amdocs (except any information regarding Nextel's customers, which Nextel shall be deemed to own)) to the extent contained in such modification, compilation, or derivative work (collectively, "Data and Modified Data"), and Nextel also owns all copyright, trademark, trade secrets, and other proprietary rights in the Data and Modified Data. Amdocs agrees that all copyrightable aspects of such Data and Modified Data shall be considered "work made for hire" within the meaning of the Copyright Act of 1976, as amended. Amdocs hereby assigns to Nextel exclusively all right, title, and interest in and to all copyright or other proprietary rights in and to the Data and Modified Data that it may have or obtain, without further consideration, free from any claim, lien for balance due, or rights of retention thereto on the part of Amdocs. Amdocs also acknowledges that the Parties do not intend Amdocs to be a joint author of the Data and

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

Modified Data within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Amdocs be deemed a joint author of the Data and Modified Data.

            (b)   Information

                  (i) If Nextel is required to provide information to an individual regarding Nextel Data, Amdocs shall assist Nextel in providing such information.

                  (ii) Upon either Party's reasonable written request, the other Party shall provide it with such information as it has regarding Nextel Data and its processing, if needed to enable the requester to comply with its obligations under this Section 12.3 (Data Privacy) and the applicable data protection laws.

      12.4  FORCE MAJEURE

            (a) As used herein, "Force Majeure Event" shall mean a cause beyond the reasonable control of a non-performing Party, including but not limited to acts of God, act of governmental body or military authority, fire, explosion, power failure, flood, epidemic, riot or civil disturbance, war, sabotage, accidents, insurrections, blockades, embargoes, storms, labor disputes, earthquakes, elements of nature, terrorism, rebellions or revolutions in the United States, or similar event; provided, however, that "Force Majeure Event" expressly excludes the following: any event that Amdocs could reasonably have prevented by testing, work-around, or other exercise of diligence, including (but not limited to) any failure to provide Services in accordance with the provisions of this Agreement as a result of any power failure that could have been prevented by access to redundant power supplies; any strike, walkout, or other labor shortage that could have been prevented by automation of functions necessary to provide the Services; any failure of any system, facilities, or hardware that could have been prevented by testing, and any cause or event caused by the negligence of a Party or a breach by a Party of this Agreement.

            (b) Neither Party will be liable for any default or delay in the performance of its obligations (including but not limited to Default), to the extent that such default or delay is caused, directly or indirectly, by a Force Majeure Event. However, the Party suffering the Force Majeure Event shall have a duty to mitigate the effects of the Force Majeure Event (to the extent such Force Majeure Event does not prevent such mitigation) and shall not be entitled to damages or reimbursement for its losses or additional costs suffered as a result of the Force Majeure Event.

            (c) If a Force Majeure Event is the material contributing cause of a Party's failure to perform any of its obligations hereunder, such obligations, after notification by such Party to the other Party, shall be deemed suspended to the extent such obligations are directly affected by such Force Majeure Event, until the Force Majeure Event has ended and a reasonable period of time for overcoming the effects thereof has passed; provided, however, that if a Force Majeure Event results in Amdocs being unable to perform during any period any or all of the Services in accordance with the terms hereof, Nextel shall:
(i) not be required to pay for any such Services which Amdocs is unable to perform; (ii) be entitled, without the payment of the fees described in Section
5.2.1 (For Convenience), to engage an alternate provider, on an

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof; (iii) be entitled to benefit from a share of Amdocs' resources devoted to returning Amdocs to full performance of all Services hereunder, that is [**] the share of such resources that Amdocs allocates to other of its customers with whom it has agreements that are similar to this Agreement; and (iv) have the right to terminate this Agreement in accordance with the terms of Section 5.2.3 (Termination for Force Majeure Event). Both Parties shall use their best efforts to minimize delays that occur due to a Force Majeure Event; provided, however, that this Section shall not be construed so as to require Amdocs to provide disaster recovery services beyond those described in the in the Disaster Recovery Plan as such Disaster Recovery Plan may be revised from time to time by agreement of the Parties.

            (d) This Section does not affect Amdocs' obligation to provide the disaster recovery services to the extent set forth in the Disaster Recovery Plan, provided that the Force Majeure Event does not prevent the provision of such disaster recovery services by Amdocs.

      12.5  FREEDOM OF ACTION

            (a) Amdocs may enter into similar agreements with others and develop and provide hardware, software, or services that are similar to or competitive with the hardware, software, and Services provided under the Agreement, except to the extent that such hardware, software, or services infringe Nextel's patent rights or copyrights, misappropriate or use in any manner Nextel's Confidential Information.

            (b) Amdocs personnel providing Services to Nextel under the Agreement may perform similar services for others, and may use the Customized Materials, so long as those Amdocs personnel shall not (i) use or convey any of Nextel's Confidential Information (including any such Confidential Information contained, if any, in the Customized Materials) or (ii) violate the restrictions on the use of iDEN Customizations contained in Section 7.1.2 (License Rights for Nextel).

      12.6  GOVERNING LAW AND JURISDICTION

            (a) The laws of the State of New York will govern the construction and enforcement of all of the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, notwithstanding any conflicts of law principles.

            (b) Except as specifically otherwise provided under this Agreement, any dispute under this Agreement that cannot be resolved amicably through the escalation procedure described in Section 3.7 (Dispute Resolution) hereof, including but not limited to any proceeding regarding the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, shall be referred to and resolved by arbitration, under the rules of the AAA, and pursuant to the requirements or this Section 12.6(b) (Governing Law And Jurisdiction). The Arbitrator shall have at least five years of experience in international business. The arbitration shall be conducted in New York City by a sole Arbitrator and the language of the arbitration shall be English. The Arbitrator shall be appointed by agreement of

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
the Parties; in the event that the Parties fail to agree upon the appointment of the Arbitrator within thirty (30) days after a notice of arbitration is given by either Party to the other, then the Arbitrator shall be selected and appointed at the request of either Party by the AAA. The Arbitrator's decisions shall be based upon the provisions of this Agreement, including, but not limited to, the provisions of Section 5 (Term, Renewal and Termination), Section 9 (Limitation of Liability; Remedies), and Section 10 (Warranty). The Arbitrator shall have no power or authority to make or issue orders of any kind except as permitted by this Agreement. The decision of the Arbitrator shall be final and binding on the Parties and shall not be subject to appeal. Judgment on the award or any other final or interim decision rendered by the tribunal may be entered, registered or filed for enforcement purposes in any court having jurisdiction thereof.

            (c) Nothing in the Agreement affects any statutory rights that cannot be waived or limited by contract under applicable law.

      12.7  RISK OF LOSS

            Nextel is responsible for risk of loss of and damage to equipment owned, leased, or rented by Amdocs that is located on Nextel's premises and any loss of and damage to software owned by or licensed to Amdocs that is in Nextel's possession at the time of such loss or damage. Amdocs is responsible for risk of loss of and damage to equipment owned, leased, or rented by Nextel that is located on Amdocs' premises and any loss of and damage to software owned by or licensed to Nextel that is in Amdocs' possession at the time of such loss or damage.

      12.8  INTERPRETATION

            Amdocs and Nextel drafted and negotiated the Agreement jointly, and such Agreement shall be construed neither against nor in favor of either, but rather in accordance with its fair meaning. Time is of the essence in the performance of Amdocs obligations hereunder.

      12.9  MODIFICATIONS

            (a) Modifications to this Agreement may be made only by a written amendment signed by authorized representatives for each of the Parties.

            (b) Any terms on any order or written understanding that are not signed by Amdocs and Nextel are void. Any pre-printed terms that may appear on Amdocs' invoices or any of Nextel's documents which add to, vary from or conflict with the provisions of this Agreement shall be void.

            (c)   Modifications in any other form are void.

      12.10 NOTIFICATIONS AND APPROVALS

            (a) Any notification, demand or communication which under the terms of this Agreement or otherwise must or may be given or made by Amdocs or Nextel shall be in writing and shall be: (i) given in person, (ii) made by any delivery (courier) services requiring

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
signature of receipt or by fax, addressed or transmitted as the case may be, to the respective Parties' addresses specified below, or (iii) sent by local postal services as provided below.

            (b) Amdocs and Nextel may also communicate with each other for their day-to-day project activities and management to be performed under this Agreement by electronic means. An identification code (called a user ID) contained in an electronic document will be deemed sufficient to verify the sender's identity and the document's authenticity.

            (c) Unless specified otherwise in the Agreement, when either Party is required to provide notice to the other, such notice shall be deemed given upon the earlier of:

                  (i) when delivered within the same country, upon the earlier of:

                        - the day of receipt, if delivered in person or electronically;

                        - the first business day after being given to an express courier with a reliable system for tracking delivery or the transmission by fax and receipt by the sender of a confirmation of transmission showing successful completion of the transmission; or

                        - the third business day after the date of mailing, when using local postal services, registered or certified mail (airmail or first class mail), return receipt requested, postage prepaid; and

                  (ii) when delivered to Amdocs or Nextel in a different country:

                        - in person, electronically or by fax, the same as above; or

                        - by express courier or postal services, as provided above within the time frames for delivery generally stated by the courier service or the local postal service, respectively, but no greater than ten (10) business days.

            Amdocs and Nextel shall provide notifications under this Agreement to the following:

            For termination, breach, or default:

            If to Amdocs:

            AMDOCS SOFTWARE SYSTEMS LIMITED
            Earlsfort Center, Earlsfort Terrace
            Dublin 2, Ireland
            Telephone:
            Fax:
            Attention:

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            With copies to:

            Amdocs Management Limited
            Legal Department
            8 Hapnina Street
            Ra'anana 43000
            Israel
            Telephone: 972-9-776-5131
            Fax: 972-9-776-3742
            Attention: General Counsel

            If to Nextel:

            NEXTEL FINANCE COMPANY
            593 Herndon Parkway
            Herndon, VA 20170
            Attention: Vice President, Chief Information Officer
            Telephone:
            Facsimile:

            With copies to:

            NEXTEL FINANCE COMPANY
            2001 Edmund Halley Drive
            Reston, VA 20191
            Attention: General Counsel
            Telephone: (703)433-4000
            Fax: (703)433-4035

            For all other notices:

            If to Amdocs:

            AMDOCS SOFTWARE SYSTEMS LIMITED
            Earlsfort Center, Earlsfort Terrace
            Dublin 2, Ireland
            Telephone:
            Fax:
            Attention:
            e-mail:

            With copies to:

            (AMDOCS to provide)

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

            If to Nextel:

            NEXTEL FINANCE COMPANY
            593 Herndon Parkway
            Herndon, VA 20170
            Attention: Vice President, Chief Information Officer
            Telephone:
            Facsimile:

            With copies to:

            NEXTEL FINANCE COMPANY
            2001 Edmund Halley Drive
            Reston, VA 20191
            Attention: General Counsel
            Telephone: (703)433-4000
            Fax: (703)433-4035

            (d) Either Party may change its address, phone, and facsimile numbers for notification purposes by giving the other prior written notice of the new information and its effective date.

      12.11 PUBLICITY

            (a) Each Party must obtain the other's prior written consent before publicly using any advertising, written sales promotion, press releases, or other publicity matters relating to the Agreement or in which the other's name is used or may reasonably be inferred which consent shall not be unreasonably withheld; provided, however, that the Parties agree that Amdocs during the Term may publicly refer to Nextel as its customer, and refer to the existence of this Agreement (but not disclose any of the contents hereof).

            (b) Notwithstanding paragraph (a) above, each of the Parties may include the names of the Parties, the existence of the Agreement, and a factual description of the work performed under the Agreement:

                  (i)   on employee bulletin boards;

                  (ii)  in internal business planning documents;

                  (iii) in its annual report to stockholders; and

                  (iv) whenever necessary to comply with generally accepted accounting principles or applicable laws.

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

      12.12 RELATIONSHIP, SUBCONTRACTORS

            (a)   This Agreement shall not be construed as:

                  (i)   constituting either Party to be a partner of the other;

                  (ii) creating any form of legal association between Nextel and Amdocs that would impose liability upon one for the act or failure to act of the other, or any form of a fiduciary relationship or duty between Amdocs and Nextel; or

                  (iii) granting Nextel or Amdocs the right, power, or authority (express or implied) to create any duty or obligation for the other.

            (b) Amdocs may perform its obligations hereunder as follows: (i) through any Subsidiaries of Amdocs' ultimate parent corporation, without the need to request Nextel's consent; (ii) through Amdocs ultimate parent corporation without the need to request Nextel's consent; or (iii) through the use of Amdocs-selected independent contractors, including hardware and software vendors; provided, however, that Amdocs shall not perform in excess of [**] percent ([**]%) of the Services (determined on the basis of actual hours worked and actual headcount during any month of the Term) using such Amdocs-selected contractors without the prior written consent of Nextel, which consent shall not be unreasonably withheld, and in all events, subject to such entities being bound by confidentiality obligations similar to those set forth in Section 6 (Confidential Information) hereof. Amdocs shall not be relieved of its obligations under this Agreement by use of any Subcontractors, including its obligations herein with respect to performance standards service levels and quality. All Amdocs Subcontracts (including purchase orders) shall specify that the Subcontractor is, to the extent applicable, subject to, and bound by, all of the duties and obligations of Amdocs under this Agreement. Amdocs shall be responsible for supervising the activities and performance of each Subcontractor and shall be jointly and severally responsible with each Subcontractor for any act or failure to act of such Subcontractor. If Nextel determines in good faith that the performance or conduct of any Amdocs Subcontractor is unsatisfactory, Nextel may notify Amdocs of its determination in writing, indicating the reasons therefor, in which event Amdocs shall promptly take all necessary actions to remedy promptly the performance or conduct of such Subcontractor or to replace such Subcontractor by another Third Party or by Amdocs personnel. Upon Nextel's request, Amdocs shall promptly provide to Nextel, for Nextel's review, a copy of any material contract between Amdocs and a Subcontractor of Amdocs that relates to the performance of the Services hereunder provided that any such contracts shall be considered "Confidential Information" hereunder; and provided, further, that except with respect to the [**] Pass Through Agreement, Amdocs shall be permitted to redact any pricing information contained in such contracts prior to providing them to Nextel. Amdocs covenants that its arrangements with Subcontractors shall not prohibit or restrict such Subcontractors from entering into direct agreements with Nextel.

      12.13 SEVERABILITY

            If any provision of the Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions of the Agreement shall not in any way be affected or

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
impaired, and the invalid, illegal, or unenforceable provision shall be restated to reflect the original intentions of Nextel and Amdocs under the Agreement as nearly as possible in accordance with applicable laws.

      12.14 SURVIVAL

            Any terms of the Agreement that by their nature extend beyond its expiration or termination shall remain in effect until fulfilled, including Sections 6 (Confidential Information), Section 12.6 (Governing Law And Jurisdiction), Section 8 (Indemnification and Insurance), Section 7 (Intellectual Property Rights), Section 9 (Limitation of Liability; Remedies),
Section 4.2 (Reporting, Invoicing and Payment), Section 12.14 (Survival),
Section 12.15 (Third Party Beneficiaries), and Section 10 (Warranty), as well as any specific limitations period.

      12.15 THIRD PARTY BENEFICIARIES

            This Agreement does not create any benefits, rights, claims, obligations, or causes of action in, to, or on behalf of, any person or entity (including Affiliates, Third Parties, or Subcontractors) other than to Nextel and Amdocs under the Agreement, except as set forth in Section 8
(Indemnification and Insurance) and Section 9 (Limitation of Liability;
Remedies).

      12.16 WAIVER

            The exercise or waiver, in whole or in part, of any right, remedy, or duty provided for in this Agreement shall not constitute the waiver of any prior, concurrent, or subsequent right, remedy, or duty within the Agreement.

      12.17 CAPTIONS; SECTIONS NUMBERS

            Captions, Tables of Contents, Indices of Definitions, and Schedule and Exhibit titles are used herein for convenience only and may not be used in the construction or interpretation of this Agreement. Any reference herein to a particular Section number (e.g., "Section [___]"), shall be deemed a reference to all Sections of this Agreement that bear sub-numbers to the number of the referenced Section (e.g., Sections [___], [___], etc.).

      12.18 COUNTERPARTS

            This Agreement may be executed in duplicate counterparts. Each such counterpart shall be an original and both together shall constitute but one and the same document. This Agreement shall not be deemed executed unless nor until at least one counterpart bears the signatures of both parties' designated signatories.

      12.19 ENTIRE AGREEMENT

            The terms and conditions contained in this Agreement constitute the entire Agreement between Nextel and Amdocs with respect to the subject matter hereof and supersede all prior oral and written quotations, communications, representations, agreements and

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3
understandings of the Parties with respect to the subject matter hereof (including but not limited to the Letter of Agreement between the Parties dated December 23, 1999).

      12.20 GUARANTY OF PARENT

            The Parties hereby agree to provide each other, upon the execution of this Agreement, with a guaranty substantially in the form of Exhibit A attached hereto executed by their respective ultimate parent corporations, in order to ensure the performance of the Parties' obligations hereunder.

      12.21 ORDER OF PRECEDENCE

            In the event of conflict in substance or impact between this Agreement and any Schedule, Attachment, or Exhibit, the Agreement controls, subject to the right of Nextel and Amdocs to mutually amend the Agreement and Attachments, Exhibits, and Schedules as set forth herein.

            IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

NEXTEL FINANCE COMPANY                    AMDOCS SOFTWARE SYSTEMS LIMITED

By:/s/ Steven P. Dussek                  By:/s/ Melinos Pissaurios
   -----------------------------------      ------------------------------------

Name: Steven P. Dussek                   Name:  Melinos Pissaurios
     ---------------------------------         ---------------------------------

Title: EVP and COO                       Title: Secretary
      ---------------------------------        ---------------------------------

NEXTEL FINANCE COMPANY                                        SEPTEMBER 26, 2000
CUSTOMER CARE AND BILLING SERVICES AGREEMENT                        CONFIDENTIAL
BOSTON 2293071v3

                                                                      SCHEDULE A

                                  PROJECT PLAN

                                [TO BE PROVIDED]

                                                                      SCHEDULE B

                       Roles and Responsibilities Matrices

      Attached are the Interim Roles and Responsibilities Matrix and the On-going Roles and Responsibilities Matrix (collectively, the "Roles and Responsibilities Matrices"). Capitalized terms not defined in Roles and Responsibilities Matrices shall have the meanings set forth in the Agreement. The Interim Roles and Responsibilities Matrix will apply to the time period until first roll-out, and for all activities associated with the continued roll-out of additional markets, but does not apply to the on-going maintenance of each market, once converted. The Ongoing Roles and Responsibilities Matrix will apply to activities associated with on-going maintenance of each market, once converted.]. The level of each Party's responsibility with respect to each of the obligations set forth in the Roles and Responsibilities Matrices is specified by the insertion of the letter "O", "P" or "V" adjacent to such obligation and beneath such Party's name. The letter "O" indicates that a Party "owns" overall and ultimate accountability for completion of a task. The letter "P" indicates that a Party has a "Participation" role with respect to a task, and that a Party designated "O" may require such Party to provide certain resources or perform tasks that may be necessary for the overall task to be completed, in an amount that is commercially reasonable, under the circumstances. Both parties will communicate in an on-going fashion when the "P" is a necessity. The letter "V" indicates that a Party has "visibility" with respect to a task, and that such Party has the right , but not the obligation, to contribute, provide resources or review the process for completion of a task. The absence of any letter indicates that a Party shall have no right to have an input or any obligation with respect to a task.

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1              RELEASE SUPPORT
1.1.1               -   PLANNING
1.1.1.1                 -   Define [**]Joint [**]                                [**]        [**]
1.1.1.2                 -   Determine [**]                                       [**]        [**]       Amdocs will define[**]
1.1.1.3          Define [**]                                                     [**]        [**]
1.1.1.4                 -   Define [**]                                          [**]
1.1.1.5                 -   Define [**]                                          [**]        [**]
1.1.1.6                 -   Develop [**]                                         [**]        [**]
1.1.1.7                 -   Develop [**]                                         [**]
1.1.1.8                 -   Develop [**]                                         [**]        [**]
1.1.2               -   CORE AMDOCS RELEASES
1.1.2.1                 -   Ensure [**]                                          [**]        [**]
1.1.2.2                 -   Core [**]
                            -   Determine [**]
                            -   Identify [**]                                    [**]        [**]
                            -   Identify [**]
1.1.3               -   Core Amdocs Release Enhancement Specification                                   Amdocs develops its
                    -   This represents internal Amdocs development to the                              core releases [**].
                    core ensemble product
1.1.3.1                 -       Define [**]                                      [**]        [**]
1.1.3.2                 -       Justify [**]                                                 [**]
1.1.3.3                 -       Develop [**]                                                 [**]

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.3.4                 -   Review[**]                                                       [**]
1.1.4               -   CORE AMDOCS RELEASE APPLICATION DEVELOPMENT AND
                    TESTING
1.1.4.1                 -   Develop [**]
1.1.4.1.1                   -   Maintain [**]                                                [**]
1.1.4.1.2                   -   Refresh [**]Provide [**]                                     [**]
1.1.4.1.3                   -   Apply [**]                                                   [**]
1.1.4.1.4                   -   Develop[**]                                                  [**]
1.1.4.1.5                   -   Develop[**]                                                  [**]        [**]
1.1.4.1.7           -   Update [**]                                                          [**]
1.1.4.1.8           -   Update [**]                                                          [**]
1.1.4.2          -  Perform [**]
1.1.4.2.1           -   Maintain [**]                                                        [**]
1.1.4.2.2           -   Develop[**]                                                          [**]
1.1.4.2.3                   -   Develop[**]                                                  [**]
1.1.4.2.4           -   Perform [**]                                                         [**]
1.1.4.2.5           -   Perform [**]                                                         [**]
1.1.4.2.7                   -   Review [**]                                                  [**]
1.1.4.3                 -   Perform [**]
1.1.4.3.1                   -   Maintain [**]                                                [**]
1.1.4.3.2           -   Develop[**]                                                          [**]

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.4.3.3                   -   Develop/[**]                                                 [**]
1.1.4.3.4                   -   Test [**]                                                    [**]
1.1.4.3.5                   -   Test [**]                                                    [**]
1.1.4.3.6           -   Perform [**]                                                         [**]
                    -
1.1.4.3.8                   -   Review [**]                                                  [**]
1.1.4.4                 -   Execute [**]
1.1.4.4.1                   -   Maintain [**]                                                [**]
1.1.4.4.2           -   Develop/[**]                                                         [**]
1.1.4.4.3                   -   Develop/[**]                                                 [**]
1.1.4.4.4                   -   Perform [**]                                                 [**]
1.1.4.4.5               -   Review [**]                                                      [**]
1.1.5               -   NEXTEL RELEASE ENHANCEMENT SPECIFICATION
1.1.5.1                 -   Define [**]                                          [**]
1.1.5.2                 -   Justify [**]                                         [**]
1.1.5.3                 -       Specify [**]                                     [**]
1.1.5.4                 -   Review[**]                                           [**]
1.1.5.5                 -   Develop [**]                                         [**]        [**]
1.1.5.6                 -   Review[**]                                           [**]        [**]
1.1.6               -   NEXTEL RELEASE APPLICATION DEVELOPMENT AND TESTING

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.6.1                 -   Develop [**]
1.1.6.1.1                   -   Maintain [**]                                    [**]        [**]
1.1.6.1.2                   -   Develop/modify [**]                              [**]        [**]
1.1.6.1.3                   -   Develop/modify [**]
1.1.6.1.4                   -   Develop[**] [**]                                 [**]        [**]
1.1.6.1.5           -   Update [**]                                              [**]        [**]
1.1.6.1.6                   -   Update [**]                                      [**]        [**]
1.1.6.1.7           -   Update [**]                                              [**]        [**]
1.1.6.2          -  Perform [**]
1.1.6.2.1           -   Maintain [**]                                                        [**]
1.1.6.2.2           -   Develop[**]                                                          [**]
1.1.6.2.3           -   Develop[**]                                                          [**]
1.1.6.2.4           -   Perform [**]                                                         [**]
1.1.6.2.5           -   Perform [**]                                                         [**]
1.1.6.2.6           -   Perform [**]                                             [**]        [**]
1.1.6.2.7                   -   Review [**]                                                  [**]
1.1.6.3                 -   Perform [**]
1.1.6.3.1                   -   Maintain [**]                                    [**]        [**]
1.1.6.3.2           -   Develop[**]                                                          [**]

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.6.3.3                   -   Develop[**]                                     [**]         [**]       Nextel's participation in
                                                                                                        [**]
1.1.6.3.4                   -   Test [**]                                       [**]         [**]
1.1.6.3.5                   -   Test [**]                                         [**]       [**]
1.1.6.3.6           -   Perform [**]                                                                    [**]
                            -   Amdocs will [**]                                  [**]       [**]
                    -   Nextel will [**]
1.1.6.3.7           -   Perform [**]                                              [**]       [**]       [**]
1.1.6.3.8                   -   Review and validate System Testing results        [**]       [**]
1.1.6.4                 -   Execute [**]
1.1.6.4.1                   -   Maintain [**]                                     [**]       [**]
1.1.6.4.2           -   Develop[**]                                               [**]       [**]
1.1.6.4.3                   -   Develop[**]                                       [**]       [**]       Same as: 1.1.6.3.3 above
1.1.6.4.4                   -   Perform [**]                                                            Same as: 1.1.6.3.3 above
                            -   [**]                                              [**]       [**]
1.1.6.4.5                   -   Review [**]                                       [**]       [**]
1.1.6.5                 -   Conduct [**]
1.1.6.5.1                   -   Transfer [**]:                                    [**]       [**]
               a) [**]
               b) [**]
               c) [**]
1.1.6.5.2                   -   Maintain [**]                                     [**]       [**]       [**]
1.1.6.5.3                   -   Develop[**]                                       [**]       [**]

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.6.5.4               -   Develop[**]                                          [**]        [**]
1.1.6.5.5           -   Identify [**]                                            [**]        [**]
1.1.6.5.6.          -   Schedule [**]                                            [**]        [**]
1.1.6.5.7           -   Schedule [**]                                            [**]        [**]
1.1.6.5.8           -   Perform [**]                                             [**]        [**]
1.1.6.5.9           -   Perform [**]
1.1.6.5.9.1                 -   Track [**]                                       [**]        [**]
1.1.6.5.9.2                 -   Track [**]                                       [**]
1.1.6.5.9.3                 -   Track [**]                                       [**]        [**]
1.1.6.5.9.4                 -   Track [**]                                       [**]        [**]
1.1.6.5.10          -   Provide [**]                                             [**]        [**]
1.1.6.5.11          -   Provide UAT technical support/consultation               [**]        [**]
1.1.6.5.12          -   Review [**]                                              [**]        [**]
1.1.6.6          -   Conduct [**]
1.1.6.6.1                   -   Transfer [**]                                    [**]        [**]
                 a) [**]
1.1.6.6.2           -   Maintain [**]                                            [**]        [**]       [**]
1.1.6.6.3           -   Assess [**]
1.1.6.6.3.1         -   [**]                                                     [**]        [**]
1.1.6.6.3.2         -   [**]                                                     [**]        [**]

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.1.6.6.3.3         -   [**]                                                     [**]        [**]
1.1.6.6.3.4         -   [**]                                                     [**]        [**]
1.1.6.6.4           -   Schedule [**]                                            [**]        [**]
1.1.6.6.5           -   Schedule [**]                                            [**]                   [**]
1.1.6.7                 -   Conduct [**]
1.1.6.7.1                   -   Create [**]                                      [**]        [**]       [**]
1.1.6.7.2                   -   Update[**]O/V
1.1.6.7.3                   -   Install [**]                                     [**]        [**]       [**]
1.1.6.7.4                   -   Install [**]                                     [**]        [**]       [**]
1.1.6.8                 -   Amdocs for Amdocs owned Hardware Software and        [**]        [**]
                        network
                        -   Nextel for Nextel Hardware, Software and network
1.1.6.8.1                   -   Execute [**]                                     [**]        [**]
1.1.6.8.2                   -   Evaluate [**]                                    [**]        [**]
1.1.6.8.3                   -   Approve [**]                                     [**]        [**]
1.1.6.8.4                   -   Facilitate [**]                                  [**]        [**]
1.1.7               -   CHANGE MANAGEMENT
1.1.7.1                 -   Create [**]                                          [**]        [**]
1.1.7.2                 -   Maintain [**]                                        [**]        [**]
1.1.7.3                 -   Provide [**]                                         [**]        [**]
1.1.7.4                 -   Provide [**]                                         [**]        [**]
1.2              VENDOR DEPLOYMENT SUPPORT

1                RELEASES                                                       NEXTEL      AMDOCS              NOTES
-                --------                                                       ------      ------              -----
1.2.1               -   PLANNING AND PROCUREMENT
1.2.1.1                 -   Determine [**]                                       [**]        [**]
1.2.1.3                 -   Provide [**]                                         [**]        [**]
1.2.1.4                 -   Procure [**]                                                     [**]
1.2.2               -   PRE-DELIVERY PREPARATION
1.2.2.1                 -   Upgrade [**]                                                     [**]
1.2.2.2                 -   Ensure [**]                                                      [**]
1.2.3               -   DELIVERY AND INSTALLATION
1.2.3.1                 -   Deliver [**]                                                     [**]       [**]
1.2.3.2                 -   Connect [**]                                         [**]        [**]
1.2.3.3                 -   Assemble [**]                                                    [**]
1.2.3.4                 -   Install [**]                                         [**]        [**]
1.2.3.5                 -   Provide [**]                                         [**]                   [**]
1.2.3.6                 -   Load[**]                                                         [**]
1.2.3.7                 -   Perform [**]                                                     [**]
1.2.3.8                 -   Test [**]                                                        [**]
1.2.3.9                 -   [**]                                                             [**]

2                SYSTEM PERFORMANCE                                             NEXTEL      AMDOCS              NOTES
-                ------------------                                             ------      ------              -----
2.1              PERFORMANCE TESTING
2.1.1            -  TESTING
2.1.1.1                 -   Define [**]                                          [**]        [**]       [**]
2.1.1.2             -   Develop [**]                                                         [**]
2.1.1.2.1               -   Determine [**]                                                   [**]
2.1.1.3                 -                                                        [**]        [**]
                        -   Determine [**]
2.1.1.4                 -   Execute [**]Determine [**]                                       [**]
2.1.1.5                 -   Review [**]                                          [**]        [**]       [**]
2.1.2                   -   BENCHMARKING
2.1.2.1                 -                                                D
                            Define [**]                                          [**]        [**]
2.1.2.2                 -                                                D
                            Define [**]                                          [**]        [**]       [**]
2.1.3                   -   PERFORMANCE REPORTING
2.1.3.1                 -   Produce [**]                                         [**]        [**]

3                ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                      NEXTEL      AMDOCS              NOTES
-                -----------------------------------------                      ------      ------              -----
3.0              FIRST LEVEL - CUSTOMER CARE AND BILLING HELP DESK
3.0.1               -   PLANNING AND DEPLOYMENT OF FIRST LEVEL HELP DESK
                    SUPPORT
3.0.1.1                 -   Define [**]                                                                 [**]
                        -                                                        [**]
                        -   Nextel will [**]
3.0.1.2                 -   Supply [**]                                          [**]
3.0.1.3                 -   Provide [**]                                         [**]
3.0.1.4                 -   Implement[**]                                        [**]        [**]
3.0.1.5                 -   Establish [**]                                       [**]        [**]
3.0.1.6                 -   Develop [**]                                         [**]        [**]
3.0.2               -   FIRST LEVEL HELP DESK SUPPORT OPERATIONS
3.0.2.1                 -   Route initial calls [**]                             [**]
3.0.2.2                     [ ] Provide [**]                                     [**]
3.0.2.3                 -   Provide [**]                                         [**]
3.0.2.4                 -   Maintain [**]                                        [**]
3.0.2.5          -  Perform [**]
3.0.2.5.1                   -   Track [**]                                       [**]        [**]
3.0.2.5.2                   -   Track [**]                                       [**]
3.0.2.6                 -   Establish [**]                                       [**]
3.0.2.7                 -   Maintain [**]                                        [**]        [**]
3.0.2.8                 -   Maintain [**]                                        [**]

3                ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                      NEXTEL      AMDOCS              NOTES
-                -----------------------------------------                      ------      ------              -----
3.0.2.9                 -   Escalate [**]                                        [**]        [**]
3.0.2.10                -   Perform [**]                                         [**]
3.0.2.11                -   Provide [**]                                         [**]
3.0.2.12                -   Report [**]                                          [**]
3.0.2.13                -   Provide [**]                                         [**]        [**]
3.0.2.14                -   Provide [**]                                         [**]        [**]
3.0.2.15                -   Provide [**]                                         [**]        [**]
3.0.2.16                -   Monitor [**]                                         [**]
3.1              SECOND LEVEL - CUSTOMER CARE AND BILLING HELP DESK                                     [**]
3.1.1               -   PLANNING AND DEPLOYMENT OF SECOND LEVEL HELP DESK
                        SUPPORT
3.1.1.1                 -   Define [**]                                          [**]        [**]
3.1.1.2                 -   Supply [**]                                          [**]        [**]       [**]
3.1.1.3                 -   Provide [**]                                         [**]        [**]
3.1.1.4                 -   Implement[**]                                        [**]        [**]
3.1.1.5                 -   Establish [**]                                       [**]        [**]
3.1.1.6                 -   Develop [**]                                         [**]        [**]
3.1.2               -   SECOND LEVEL HELP DESK SUPPORT OPERATIONS
3.1.2.1                 -   Route issues with the Customized Product or
                            Customized Product designated hardware from
                            the first level help desk operator                   [**]        [**]
3.1.2.2                     [ ] Provide [**]                                     [**]        [**]
3.1.2.4                 -   Maintain [**]                                        [**]        [**]
3.1.2.5          -  Perform [**]
3.1.2.5.1                   -   Track [**]                                       [**]        [**]

3                ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                      NEXTEL      AMDOCS              NOTES
-                -----------------------------------------                      ------      ------              -----
3.1.2.5.2                   -   Track [**]                                       [**]        [**]
3.1.2.5.3                   -   Track [**]                                       [**]        [**]
3.1.2.5.4                   -   Track [**]                                                   [**]
3.1.2.6                 -   Establish [**]                                                   [**]
3.1.2.7                 -   Maintain [**].                                       [**]        [**]
3.1.2.8                 -   Maintain [**]                                        [**]        [**]
3.1.2.9                 -   Escalate [**]                                        [**]        [**]
3.1.2.10                -   Perform [**]                                         [**]        [**]
3.1.2.11                -   Provide [**]                                         [**]        [**]
3.1.2.12                -   Report the resolution of each open ticket to                     [**]
                            the first level help desk
3.1.2.13                -   Provide [**]                                         [**]        [**]
3.1.2.14                -   Provide [**]                                         [**]        [**]
3.1.2.15                -   Provide [**]                                         [**]        [**]
3.1.2.16                -   Monitor [**]                                         [**]        [**]
3.2              ISSUE RESOLUTION
3.2.1               -   PLANNING AND DEPLOYMENT OF ISSUE RESOLUTION SUPPORT
3.2.1.1                 -   Define [**]                                          [**]        [**]
3.2.1.2                 -   Determine [**]                                       [**]        [**]
3.2.1.3                 -   Provide [**]                                         [**]        [**]
3.2.2               -   DEFECT CORRECTION
3.2.2.1                 -   Investigate [**]                                                 [**]
3.2.2.2                 -   Investigate [**]                                     [**]        [**]

3                ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                      NEXTEL      AMDOCS              NOTES
-                -----------------------------------------                      ------      ------              -----
3.2.2.3                     -   Perform [**]                                     [**]        [**]
3.2.2.4                 -       Perform [**]                                     [**]        [**]
3.2.2.5                 -       Review[**]                                       [**]
3.2.2.6                 -   Migrate [**]                                         [**]        [**]
3.2.2.7          -  Coordinate [**]                                              [**]        [**]
3.2.3               -   ABNORMAL PROGRAM TERMINATIONS ("ABENDS")                                        Amdocs assumes desktop
                                                                                                        abends [**]
3.2.3.1                 -       Monitor for system ABENDs                        [**]        [**]
3.2.3.2                 -       Investigate system ABENDs and identify
                                responsible parties                              [**]        [**]
3.2.3.3                 -       Resolve system ABENDs                            [**]        [**]
3.2.4               -   ISSUE DOCUMENTATION
3.2.4.1                 -   Maintain [**]                                        [**]        [**]
3.2.4.2                 -   Maintain [**]                                        [**]        [**]
3.2.4.3                 -   Report [**]                                          [**]        [**]

4          TRAINING                                                                            NEXTEL   AMDOCS    NOTES
-------    --------                                                                            ------   ------    -----
4.0           -   RELEASE/ MAINTENANCE 'TRAIN-THE-TRAINER' TRAINING SUPPORT                                        [**]
4.0.1             -   Planning and Deployment of 'Train-the-Trainer' Training Support
4.0.1.1               -   Provide [**]                                                                   [**]
4.0.1.2               -   Provide [**]                                                          [**]     [**]
4.0.1.3               -   Schedule [**]                                                         [**]     [**]
4.0.1.4               -   Identify [**]                                                         [**]     [**]
4.0.1.5    -  Define [**]                                                                       [**]     [**]
4.0.1.6    -  Maintain [**]                                                                     [**]     [**]
           -  Provide [**]                                                                      [**]
4.0.1.7               -   Create [**]                                                           [**]     [**]
4.0.1.8               -   Develop [**]                                                          [**]
4.0.2             -   Train-the trainer training program implementation
4.0.2.1               -   Supply [**]                                                           [**]     [**]
4.0.2.2           -   Assess [**]:
4.0.2.2.1         -   [**]                                                                      [**]     [**]
4.0.2.2.2         -   [**]                                                                      [**]     [**]
4.0.2.2.3         -   [**]                                                                      [**]     [**]
4.0.2.2.4         -   [**]                                                                      [**]     [**]
4.0.2.3                     -   Provide formalized train-the trainer training [**] P
4.0.2.4           -   Provide training [**]                                                     [**]     [**]

4          TRAINING                                                                            NEXTEL   AMDOCS    NOTES
-------    --------                                                                            ------   ------    -----
4.0.2.5               -   Conduct [**]                                                          [**]     [**]
4.1           -   RELEASE/ MAINTENANCE END USER TRAINING SUPPORT                                                   [**]
4.1.1             -   Planning and deployment of end user training support
4.1.1.1               -   Provide [**]                                                          [**]
4.1.1.2               -   Provide [**]                                                          [**]
4.1.1.3               -   Schedule [**]                                                         [**]     [**]
4.1.1.4               -   Identify [**]                                                         [**]
4.1.1.5    -  Define [**]                                                                       [**]     [**]
4.1.1.6    -  Maintain [**]                                                                     [**]     [**]      [**]
4.1.1.7               -   Create [**]                                                           [**]
                      -   Provide training. [**]
4.1.1.8               -   Develop [**]                                                          [**]
4.1.1.9               -   Develop [**]                                                          [**]
4.1.2             -   [**] Implementation
4.1.2.1               -   Supply [**]                                                           [**]     [**]
4.1.2.2       -       Assess the impact [**]
4.1.2.2.1     -   [**]                                                                          [**]     [**]
4.1.2.2.2     -   [**]                                                                          [**]     [**]
4.1.2.2.3     -   [**]                                                                          [**]     [**]
4.1.2.2.4     -   [**]                                                                          [**]     [**]
4.1.2.3                    -    Provide [**]                                                    [**]
4.1.2.5               -   Provide [**]                                                          [**]
4.1.2.6               -   [**] evaluations                                                      [**]

4          TRAINING                                                                            NEXTEL   AMDOCS    NOTES
-------    --------                                                                            ------   ------    -----
4.1.2.7               -   Incorporate on-site visits and use help desk reports to
                          identify areas for improvement, provide helpful tips, etc.            [**]
                      -   Provide [**]
4.2           -  ON-GOING END USER TRAINING SUPPORT
4.2.1             -   [**] training support
4.2.1.1               -   Provide [**]                                                          [**]
4.2.1.2               -   Attend [**]                                                           [**]
4.2.1.3               -   Provide [**]                                                          [**]
4.2.1.4               -   Schedule [**]                                                         [**]
4.2.1.5               -   Identify [**]                                                         [**]     [**]
4.2.1.6    -  Define [**]                                                                       [**]     [**]
4.2.1.7    -  Maintain [**]                                                                     [**]     [**]      [**]
4.2.1.8               -   Create [**]                                                           [**]     [**]
4.2.1.9               -   Contribute [**]                                                       [**]     [**]
4.2.1.10              -   Develop [**]                                                          [**]
4.2.2             -   End User Training Program Implementation
4.2.2.1               -   Supply end user Training [**]                                         [**]     [**]
4.2.2.2               -   Provide [**],                                                         [**]     [**]
4.2.2.3               -   Conduct [**]                                                          [**]     [**]
4.2.2.4               -   [**] identify areas [**]                                              [**]     [**]

5          BUSINESS TABLE MAINTENANCE                                                          NEXTEL   MDOCS         NOTES
-----      --------------------------                                                          ------   -----         -----
5.1               -   REFERENCE/CONTROL DATA MAINTENANCE AND SUPPORT
5.1.1                 -   Perform [**]                                                          [**]     [**]
5.1.2      -      Perform [**]                                                                  [**]
5.1.3      -      Review [**]                                                                   [**]
5.1.4      -      Create [**]                                                                   [**]     [**]
5.1.5      -      Stage [**]                                                                    [**]     [**]
5.1.6      -      Verify [**]                                                                   [**]     [**]
5.1.7      -      Migrate [**]                                                                  [**]     [**]
5.1.8                     -     Maintain [**]                                                                      Amdocs will not
                                                                                                                 maintain dedicated
                                                                                                [**]     [**]    resource for tables

6          STRATEGIC CONSULTING SERVICES                                                       NEXTEL   AMDOCS         NOTES
-----      -----------------------------                                                       ------   ------         -----
6.1               -   NEW TECHNOLOGY COMMUNICATION
6.1.1             -   Provide [**]                                                              [**]     [**]
6.1.2             -   Provide [**]                                                              [**]     [**]
6.1.3             -   identify [**]                                                             [**]     [**]
6.1.4      -   Build [**].                                                                      [**]     [**]
6.2        -   INDUSTRY TRENDS AND BEST PRACTICES
6.2.1             -   Provide [**]                                                              [**]     [**]
6.2.2             -   Provide[**]                                                               [**]     [**]
6.2.3             -   Provide[**]                                                               [**]     [**]
6.2.4             -   Participate [**]                                                          [**]     [**]

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.1        DATA CENTER PRODUCTION SUPPORT
7.1.1             -   FACILITY MANAGEMENT
7.1.1.1               -   Perform [**].                                                                  [**]          [**]
7.1.1.2               -   )[**] agreed upon by the parties[**])                                 [**]     [**]          [**]
7.1.2             -   ENVIRONMENT MANAGEMENT
7.1.2.1               -   Provide [**]                                                                   [**]
7.1.2.2               -   Make [**]                                                                      [**]
7.1.2.3               -   Analyze [**]                                                          [**]     [**]
7.1.2.4               -   Maintain [**]                                                         [**]     [**]
7.1.2.5               -   Develop [**]                                                          [**]     [**]
7.1.2.6               -   Develop [**]                                                          [**]     [**]
7.1.2.7               -   Operate [**]                                                                   [**]
7.1.2.8               -   Operate [**]                                                          [**]     [**]          [**]
7.1.2.9               -   Operate [**]
7.1.2.10              -   Provide [**]                                                                   [**]
7.1.2.11              -   [**]                                                                           [**]
7.1.2.12              -   Provide [**]                                                          [**]     [**]
7.1.3             -   REPORT PRINTER MAINTENANCE
7.1.3.1               -   Provide [**]                                                          [**]
7.1.3.2               -   Install [**]                                                          [**]
7.1.3.3               -   Provide [**]                                                          [**]
7.1.4             -   FILE SERVICES

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.1.4.1               -   [**] monitoring [**]                                                           [**]
7.1.4.2               -   Perform [**]                                                                   [**]
7.1.4.3               -   Perform [**]                                                                   [**]
7.1.4.4               -   Identification [**]                                                            [**]
7.1.4.5               -   Schedule [**]                                                                  [**]
7.1.4.6               -   Perform [**]                                                                   [**]
7.1.4.7               -   Retain [**]                                                                    [**]
7.1.5             -   TAPE MANAGEMENT AND STORAGE
7.1.5.1               -   Perform [**]                                                                   [**]
7.1.5.2               -   Perform [**]                                                                   [**]
7.1.5.3               -   [**] storage [**]                                                              [**]
7.1.5.4               -   Retrieve [**]                                                                  [**]
7.1.6             -   SERVER AND DISK HARDWARE MAINTENANCE AND SUPPORT
7.1.6.1               -   Procure,[**]                                                          [**]     [**]
7.1.6.2               -   Procure,[**]                                                          [**]     [**]
7.1.6.3               -   Provide [**]                                                          [**]     [**]
7.1.6.4               -   Storage [**]                                                                   [**]
7.1.6.5               -   Monitor [**]                                                                   [**]
7.1.6.6               -   Dispatch [**]                                                                  [**]
7.1.6.7               -   Perform [**]                                                                   [**]
7.1.6.8               -   Produce [**]                                                          [**]     [**]
7.1.7             -   SYSTEM SOFTWARE MAINTENANCE AND SUPPORT/SYSTEM ADMINISTRATION
7.1.7.1               -   Maintain [**]                                                                  [**]
7.1.7.2               -   Perform [**]                                                                   [**]
7.1.7.3               -   Map [**]                                                                       [**]

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.1.7.4               -   Test [**]                                                                      [**]
7.1.7.5               -   Review [**]                                                           [**]     [**]
7.1.7.6               -   Document [**]                                                         [**]     [**]
7.1.8             -   DATABASE ADMINISTRATION
7.1.8.1               -   Provide [**]                                                                   [**]
7.1.8.2               -   Provide [**]                                                                   [**]
7.1.8.3               -   Administer [**]                                                                [**]
7.1.8.4               -   Allocate [**]                                                                  [**]
7.1.8.5               -   Perform [**]                                                                   [**]
7.1.8.6               -   Create[**]                                                                     [**]
7.1.8.7               -   Restart [**]                                                                   [**]
7.1.8.8               -   Install [**]                                                          [**]     [**]
7.1.8.9               -   Maintain [**]                                                                  [**]
7.1.8.10              -   Maintain [**]                                                                  [**]
7.1.8.11              -   Perform [**]                                                                   [**]
7.1.8.12              -   Perform [**]                                                                   [**]
7.1.8.13              -   Provide [**]                                                          [**]     [**]
7.1.8.14              -   Provide [**]                                                          [**]     [**]
7.1.9             -   APPLICATION SECURITY MANAGEMENT
7.1.9.1                   -   Perform [**]                                                      [**]     [**]
7.1.9.2               -   Perform [**]                                                          [**]
7.1.10            -   FILE SYSTEM SECURITY MANAGEMENT                                                                  [**]
7.1.10.1                  -   Perform [**]                                                      [**]
7.1.10.2              -   Perform [**]                                                          [**]     [**]
7.1.11            -   DATABASE SECURITY MANAGEMENT
7.1.11.1                  -   Perform [**]                                                               [**]

7          OPERATIONS                                                               NEXTEL   AMDOCS          NOTES
--------   ----------                                                               ------   ------          -----
7.1.11.2              -   Perform [**]                                               [**]     [**]
7.1.12            -   LAN AND WAN MANAGEMENT
7.1.12.1                  -     Perform [**]                                         [**]     [**]       [**] [**].
7.1.12.2          -   Provide [**]                                                   [**]     [**]
7.1.12.3          -   Provide [**]                                                   [**]     [**]    See notes for 7.1.12.1
7.1.12.4          -   Provide [**]                                                   [**]     [**]    See notes for 7.1.12.1
7.1.12.5          -   [**]                                                           [**]     [**]    See notes for 7.1.12.1
7.1.12.6              -   Update [**]                                                [**]     [**]    See notes for 7.1.12.1
7.1.12.7              -   Provide [**]                                               [**]     [**]    See notes for 7.1.12.1
7.1.12.8              -   Coordinate [**]                                            [**]     [**]    See notes for 7.1.12.1
7.1.12.9              -   Establish [**]                                             [**]     [**]    See notes for 7.1.12.1
7.1.12.10             -   Maintain up-to-date WAN documentation and topology         [**]     [**]    See notes for 7.1.12.1
7.1.12.11             -   Maintain up-to-date router and LAN server
                          configuration Documentation                                [**]     [**]    See notes for 7.1.12.1
7.1.12.12             -   Serve [**] parties for Nextel's WAN service needs -
                          WAN carriers, cable installers                             [**]     [**]    See notes for 7.1.12.1
7.1.12.13             -   Serve [**]                                                 [**]     [**]    See notes for 7.1.12.1
7.1.12.14             -   Provide [**]                                               [**]     [**]    See notes for 7.1.12.1
7.1.12.15             -   Obtain [**]                                                [**]     [**]    See notes for 7.1.12.1
7.1.12.16             -   Adhere [**]                                                [**]     [**]    See notes for 7.1.12.1
7.1.13            -   NETWORK SECURITY MANAGEMENT
7.1.13.1                  -     Perform [**]                                         [**]
7.1.13.2              -   Manage [**]                                                [**]
7.1.13.3              -   Periodically review [**]                                   [**]
7.1.13.4              -   [**]                                                       [**]
7.1.13.5              -   [**]                                                       [**]

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.2        PRODUCTION ENVIRONMENT STANDARDS
7.2.1             -   PC PLANNING
7.2.1.1               -   Coordinate [**]                                                       [**]
7.2.1.2               -   Configure [**]                                                        [**]
7.2.1.3               -   Support [**]                                                          [**]
7.2.2             -   PC HARDWARE AND SOFTWARE DEPLOYMENT
7.2.2.1               -   Provide [**] PC hardware                                              [**]
7.2.2.2               -   Provide [**] PC/client software                                       [**]
7.2.2.3               -   Provide PC/client software [**]                                       [**]
7.2.2.4               -   Provide [**] PC software                                              [**]
7.2.2.5               -   [**] PC software                                                      [**]
7.2.3             -   PC SYSTEM SUPPORT
7.2.3.1               -   Install [**]                                                          [**]
7.2.3.2               -   Install [**]                                                          [**]
7.2.33                -   Install [**]                                                          [**]
7.2.3.4               -   Perform [**]                                                          [**]
7.2.3.5               -   Install [**]                                                          [**]
7.2.3.6               -   Maintain [**]                                                         [**]
7.2.3.7               -   Manage [**]                                                           [**]
7.2.3.8               -   Provide [**]                                                          [**]
7.3        DISASTER RECOVERY
7.3.1             -   ORGANIZATION
7.3.1.1               -   Determine [**]                                                        [**]     [**]
7.3.1.2               -   Identify [**]                                                         [**]     [**]

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.3.2             -   FACILITIES
7.3.2.1               -   Maintain [**]                                                                  [**]
7.3.2.2               -   Maintain [**]                                                                  [**]
7.3.2.3               -   Maintain [**]                                                                  [**]
7.3.2.4               -   Maintain [**]                                                                  [**]
7.3.2.5               -   Ensure [**]                                                                    [**]
7.3.3             -   PLANNING
7.3.3.1               -   Define [**]                                                           [**]     [**]
7.3.3.2           -   Determine [**]                                                            [**]     [**]
7.3.3.3    -  Define [**]                                                                       [**]     [**]
7.3.3.4    -  Develop [**]                                                                               [**]
7.3.3.5    -  Establish [**]                                                                    [**]     [**]
7.3.3.6    -  Define [**]                                                                       [**]     [**]
7.3.3.7    -  Develop [**]                                                                               [**]
7.3.3.8    -  Determine [**]                                                                             [**]
7.3.3.9    -  Identify [**]                                                                              [**]
7.3.3.10   -  Determine [**]                                                                             [**]
7.3.3.11   -  Define [**]                                                                       [**]     [**]
7.3.4             -   TESTING
7.3.4.1    -  Develop [**]                                                                      [**]     [**]
7.3.4.2                   -   Test [**]                                                         [**]     [**]
                       -
7.3.5      -  IMPLEMENTATION

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.3.5.1               -   Define [**]                                                           [**]     [**]
7.3.5.2               -   Develop [**]                                                          [**]     [**]
7.3.5.3    -  Approve [**]                                                                      [**]     [**]
7.3.5.4    -  Execute [**]                                                                      [**]     [**]
7.3.6      -  ADMINISTRATION
7.3.6.1               -   Develop [**]                                                          [**]     [**]
7.3.6.2               -   Identify [**]                                                         [**]     [**]
7.3.6.3               -   Establish [**])                                                       [**]     [**]
7.4        PERFORMANCE LAB
7.4.1                 -   PERFORMANCE LAB MAINTENANCE & SUPPORT
7.4.1.1               -   Maintain performance [**]                                                      [**]
7.4.1.2               -   Maintain Performance [**]                                                      [**]
7.4.1.3               -   Performance [**]                                                      [**]     [**]
7.4.1.4               -   Perform [**]                                                                   [**]
7.5        BILLING OPERATIONS PRODUCTION SUPPORT
7.5.1             -   PROCESS AND REPORT DEVELOPMENT
7.5.1.1               -   Establish [**]                                                        [**]     [**]          [**].
7.5.1.2               -   Design standard and ad-hoc reports and data requirements
7.5.1.2.1                 -   For standard reports                                              [**]     [**]          [**]
7.5.1.2.2                 -   For ad-hoc reports                                                [**]     [**]          [**]
7.5.1.3               -   Establish delivery method for standard and ad-hoc
                          reporting requirements
7.5.1.3.1                 -   For standard reports                                              [**]     [**]          [**]
7.5.1.3.2                 -   For ad-hoc reports                                                [**]     [**]          [**]

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.5.1.4               -   Provide [**]                                                          [**]     [**]
7.5.1.5               -   Provide [**]                                                          [**]     [**]
7.5.2             -   EXECUTION
7.5.2.1           -   Execute [**]                                                              [**]     [**]          [**]
7.5.2.2    Perform [**]Push [**]                                                                                       [**]
                          -   Retrieve [**]Verify [**]
                          -   Review [**]
                          -   Verify [**]
                          -   Perform [**])
                          -   Set [**]Review [**]                                               [**]     [**]
                          -   Provide [**]
                          -   Run [**]
                          -   Validate [**]
                          -   Complete [**]
7.5.2.3                   -   Perform [**]Review[**]
                          -   [**].
                                                                                                [**]     [**]
7.5.2.3.2             -  Perform [**]                                                           [**]     [**]
7.5.2.3.3             -  Resolve [**]                                                           [**]
7.5.2.3.4                -  Perform [**]                                                        [**]     [**]
                      [**]  Provide [**]
7.5.2.3.5             -       Monitor [**]                                                               [**]
                      -       Amdocs will [**]
7.5.2.3.6             -       Provide [**]                                                      [**]     [**]          [**]
                      -       Amdocs will [**]
7.5.2.4               -       Escalate [**]                                                     [**]     [**]

7          OPERATIONS                                                                NEXTEL   AMDOCS          NOTES
-------    ----------                                                                ------   ------          -----
7.5.2.5               -   Track [**]                                                  [**]
7.5.2.6               -   Perform [**]                                                [**]     [**]
7.5.2.7               -   Provide [**]                                                [**]     [**]
7.5.2.8               -   Perform [**]                                                [**]     [**]
7.5.2.9                   -   Execute [**]Provide [**]                                                  See comment on
                          -   Review [**]Audit [**]                                   [**]     [**]     7.5.2.2 above.
7.5.2.10                  -   Execute [**]                                            [**]     [**]     [**]

7.5.2.11              -   Provide [**]                                                [**]     [**]
7.5.2.12                  -   Validate[**]                                            [**]     [**]
7.6        NON-BILLING OPERATIONS PRODUCTION SUPPORT                                                    DEFINED AS SUPPORT OF
                                                                                                        ISSUES ENCOUNTERED OUTSIDE
                                                                                                        OF A BILLING CYCLE.
7.6.1             -   PROCESS AND REPORT DEVELOPMENT
7.6.1.1               -   Establish [**]                                              [**]      [**]    [**]
7.6.1.2               -   Design [**]
7.6.1.2.1                 -   For standard reports                                    [**]      [**]    [**]
7.6.1.2.2                 -   For ad-hoc reports                                      [**]      [**]    [**]
7.6.1.3               -   Establish delivery method for standard and
                          ad-hoc reporting requirements
7.6.1.3.1                 -   For standard reports                                    [**]      [**]    [**]
7.6.1.3.2                 -   For ad-hoc reports                                      [**]      [**]    [**]
7.6.1.4               -   Provide [**]                                                [**]      [**]
7.6.1.5               -   Provide [**]                                                [**]      [**]
7.6.2             -   EXECUTION

7          OPERATIONS                                                                          NEXTEL   AMDOCS         NOTES
-------    ----------                                                                          ------   ------         -----
7.6.2.1           -   Execute system processes according to production schedules                         [**]
7.6.2.2               -   Execute [**]Push [**]Retrieve [**]                                                           [**]
                      -   Count [**]Verify [**]Track [**]Review [**]Verify [**]
                      -   Provide [**]
                      -   Monitor [**]Perform [**]                                              [**]     [**]
                      -   Provide [**] [**]
                      -   Run [**]
                      -   Provide [**]
                      -   Validate [**]Provide [**]
7.7        VENDOR MANAGEMENT
7.7.1             -   PLANNING
7.7.1.1               -   Provide [**]                                                          [**]     [**]
7.7.1.2               -   Coordinate [**]                                                       [**]     [**]
7.7.2             -   PERFORMANCE REVIEW
7.7.2.1               -   Provide [**]                                                          [**]     [**]
7.7.2.2               -   Coordinate [**]                                                       [**]     [**]
7.7.2.3               -   Coordinate [**]                                                       [**]     [**]
7.7.2.4               -   Review [**]                                                           [**]     [**]

8       MISC.                                                                       NEXTEL      VENDOR              NOTES
--------------------------------------------------------------------------------    ------      ------     -----------------------
8.1     PROGRAM OFFICE                                                                                     Covers previously
                                                                                                           3.5.1, 3.5.2, 3.5.4a of
                                                                                                           the contract
8.1.1   Provide [**]                                                                 [**]        [**]
8.1.2   Provide [**]                                                                             [**]
8.1.3   Open Issues - Create [**]                                                    [**]        [**]
8.1.4   Implement[**]                                                                [**]        [**]

8.2     TEAM MEMBER COORDINATION                                                                           Covers 3.5.3
8.2.1   Provide [**]                                                                 [**]
8.2.2   Provide [**] (possible or not) in the meeting, no more than a week from
        receipt of the schedule, and                                                             [**]
8.2.3   Provide [**]                                                                 [**]        [**]
8.2.4   Provide [**]                                                                 [**]        [**]

8.3     MONTHLY STATUS REPORTS                                                                             Covers 3.5.5, 3.5.6,
                                                                                                           3.5.7
8.3.1   Not less than once every month, Amdocs shall deliver to Nextel's Program
        Manager a "status report" summarizing the progress and Issues relating to the Services during the preceding period, including problems that
        have occurred and could delay Amdocs' performance of anticipated                         [**]
        activities and expected problems during the upcoming month. The report will be in a format agreed upon by both parties, and would be changeable at the agreement of both parties. At a minimum, the status report shall include:
        (i) [**].

8       MISC.                                                                       NEXTEL      VENDOR     NOTES
-----   ------------------------------------------------------------------------    ------      ------     -----
        1.1.1
8.3.3   Product Upgrades:
        Upgrades to the generic product will be performed in either of two ways:

            -     Upgrades will be included [**]                                                 [**]

            -     Upgrades will be performed [**]

                                   SCHEDULE C
                   CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

I.    SCOPE

      Amdocs will measure and report its performance on the 16 Creditable Performance Specifications ("CPS") set forth below, and each CPS is ranked "High," "Medium" or "Low" based on the level of criticality to Nextel (the "Criticality Levels"):

                                         CRITICAL PERFORMANCE                          SECTION
   CATEGORY                   NUMBER        SPECIFICATION            RANKING          REFERENCE
---------------               ------     --------------------        -------          ---------
   Appendix I                    1.       [**]                        [**]              1.1
 Overall System                  2.       [**]                        [**]              1.2
Performance and                  3.       [**]                        [**]              1.3
     Online                      4.       [**]                        [**]              1.4
  Performance                    5.       [**]                        [**]              1.5
                                 6.       [**]                        [**]              1.6
  Appendix II                    7.       [**]                        [**]              2.1
     Issue
   Management                    8.       [**]                        [**]              2.2
  Appendix III                   9.       [**]                        [**]              3.I
    Back-up
  Procedures &                  10.       [**]                        [**]              3.2
    Disaster
    Recovery
  Appendix IV                   11.       [**]                        [**]              4.1
     Batch                      12.       [**]                        [**]              4.2
  Performance                   13.       [**]                        [**]              4.3
                                14.       [**]                        [**]              4.4
                                15.       [**]                        [**]              4.5
   Appendix V                   16.       [**]                        [**]              5.1
   Reporting

II.   MEASUREMENT STRUCTURE

      Within [**]of the signing date, the Parties shall agree on the means of measuring each CPS. Each CPS shall be measured using a "Blue-Green-Yellow-Red" traffic light mechanism (the "Individual CPS BGYR State"), with "Blue" representing the highest level of performance and "Red" representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**] Also, on a monthly basis, an overall CPS score (the "Overall CPS Score") will be determined, by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score:

                           Privileged and Confidential

                                                      Criticality Level
                                         -----------------------------------------
Individual CPS BGYR State                High             Medium              Low
-------------------------                ----             ------              ----
Blue                                     [**]              [**]               [**]
Green                                    [**]              [**]               [**]
Yellow                                   [**]              [**]               [**]
Red                                      [**]              [**]               [**]

Further, in the event that, during any Measurement Period : (i) the [**] CPS has averaged [**]% or less; (ii) the [**] CPS has averaged [**]% or less; (iii) the [**] CPS has averaged [**]% or more over [**] seconds; or (iv) any billing cycle has not been completed on or prior to the date which is [**] to its scheduled completion date, then [**]points shall be added to the Overall CPS Score.

III.  GRACE PERIODS

      The Parties have agreed that for certain specified time periods (each a "Grace Period") Amdocs' obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the "Suspended CPS") upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs' ability to perform the Services in accordance with the CPS ("CPS Suspension Events"). During the applicable Grace Period, (i) Amdocs shall [**][**] with respect to any Suspended CPS and (ii) no Suspended CPS [**] under Section 11.1.39 of the Agreement; provided however that during any Grace Period Amdocs shall be required to perform the services measured by such Suspended CPS in a timely, accurate and professional manner. Set forth below is a table summarizing the CPS Suspension Events and the related Suspended CPS and Grace Periods:

No.   Suspension Event                                   Grace Period                          Suspended CPS
----  ---------------------------------------------      ----------------------------          -------------
1.    Start-Up                                           From the first database [**]           [**]
2.    Final Conversion Date                              -  [**]                                -  [**]
                                                                                                [**]
3.    New Billing Cycle                                  -  [**]                                [**]
4.    Split Billing cycle                                -  [**]                                [**]
5.    New network element                                [**])                                  -  [**]
6.    Major Additional Release goes live                 [**]                                   -  [**]
7.    Disaster                                           [**]                                   [**]
8.    Return from alternate site following Disaster      [**]                                   [**]

IV. [**] [**] each CPS shall be based on[**] Set forth below is a table [**] set forth below [**][**].

                           Privileged and Confidential

   HIGH                                                               [**]
BGYR State                 [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Blue                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Green                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Yellow                   [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Red                     [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]

  MEDIUM                                                              [**]
BGYR State                 [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Blue                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Green                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Yellow                   [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Red                     [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]

   LOW                                                                [**]
BGYR State                 [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Blue                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Green                    [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
  Yellow                   [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]
   Red                     [**]       [**]        [**]        [**]            [**]       [**]         [**]        [**]

[**] set forth below:

 [**]                      [**]       [**]
---------                  ----       ----
 High                      [**]       [**]
Medium                     [**]       [**]
 Low                       [**]       [**]

[**] set forth in the chart below:

                           Privileged and Confidential

                                                              [**]
                           2001       2002        2003        2004        2005           2006         2007
                           ----       ----        ----        ----        ----           ----         ----
[**]                       [**]       [**]        [**]        [**]        [**]           [**]         [**]
[**]                       [**]       [**]        [**]        [**]        [**]           [**]         [**]

V.    MONTHLY CPS REPORT

      On a monthly basis, Amdocs shall provide a written report to Nextel which includes the following information (the "Monthly CPS Report"): (i) Amdocs' quantitative performance for each CPS; (ii) each Individual CPS BGYR State and the Overall CPS Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS where the Individual CPS BGYR State was not "Blue" or "Green" during the preceding month; and (vi) trend or statistical analysis with respect to each CPS as requested by Nextel. The Monthly CPS Report shall be due on the [**]of the following month.

VI.   CREDITABLE PERFORMANCE SPECIFICATION REVIEW AND CHANGE PROCESS

CPS are subject to review on the following occasions throughout the Term:

      - Initial Review: Within [**] of Nextel's Final Acceptance of the Initial Release of the Customized Product, the Parties will meet to review the CPS and Amdocs' performance and discuss possible modifications to the CPS. Any changes to the CPS will be only as agreed upon in writing by the Parties.

      - [**] Review: Within [**] of the Initial Review and every [**] thereafter, the Parties will meet to review the CPS and Amdocs' performance with respect to the period subsequent to the Initial Review noted above and discuss possible modifications to the CPS. Any changes to the CPS will be only as agreed upon in writing by the Parties.

      - [**] Review: Amdocs and Nextel shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs' performance with respect to the CPS. At a minimum, the [**] review will include:

            -     [**] review [**]

            -     [**] , based upon mutual written agreement.

No changes to any CPS shall become effective without the written approval of each Party's Steering Committee members.

                           Privileged and Confidential

VII.  DEFINITIONS

TERM                                            DEFINITION
--------------------------------                ------------------------------------------------------------------------------------
Affiliate                                       Has the meaning set forth in the Agreement.

Agreement                                       The Customer Care and Billing Service Agreement dated as of January, 1 2000 by and between Nextel and Amdocs.

Amdocs                                          Has the meaning set forth in the Agreement.

Billing Question                                Means billing questions from Users regarding possible errors in customer invoices.

[**]                                            Has the meaning set forth in Section II of this Schedule C.

CBF                                             The following "Critical Business Functions" of the Customized Product:

                                                      -     Receive and handle customer inquiries

                                                      -     Create and maintain customer profiles

                                                      -     Capture order information

                                                      -     Perform credit analysis

                                                      -     Fulfill customer orders

                                                      -     Perform order registration

                                                      -     Perform internal and external service provisioning

                                                      -     Perform order completion

                                                      -     Receive payments

                                                      -     Manage materials and inventory

                                                      -     Fulfill material and inventory orders

CBF Outage                                      The failure of any CBF Transaction to successfully process in its entirety.

CBF Outage Time                                 The elapsed time between (i) the earlier of (x) the time of the first automated alert that there is a failed CBF Transaction or (y) Nextel's notification to Amdocs of a failed CBF Transaction and (ii) the time when the failed CBF Transaction can successfully process in its entirety.

CBF Transaction Time  Categories                Has the meaning set forth in Section 1.4.2 of this Schedule C.

CBF Transactions                                The transactions, with respect to each CBF, to be measured in calculating the CBF
                                                Availability-Production Environment CPS (Section 2.1), the CBF Availability -
                                                Testing and Training Environment CPS (Section 2.2) and the CBF Transaction Time CPS
                                                (Section 1.4).  Each of the CBF Transactions are rated "Heavy," "Medium" or "Light,"
                                                based on the level of required processing capacity associated with it.  In addition, every [**] during the Term Nextel [**] CBF Transactions [**] it determines relate to any CBF, provided that Amdocs [**].  Set forth below are the CBF Transactions
                                                (beneath the CBF to which they relate) as of the Signing Date :

                                                      -     [**]

CPS                                             Has the meaning set forth in Section I of this Schedule C.

Criticality Level                               Has the meaning set forth in Section I of this Schedule C.

Customized Product                              Has the meaning set forth in the Agreement.

                           Privileged and Confidential

TERM                                            DEFINITION
-------------------------                       ------------------------------------------------------------------------------------
Detailed Program Design                         Has the meaning set forth in the Agreement.

Effective Date                                  Has the meaning set forth in the Agreement.

Expiration Date                                 Has the meaning set forth in the Agreement.

Final Conversion Date                           Has the meaning set forth in the Agreement.

GE                                              Greater Than or equal to

GT                                              Greater Than

Individual CPS BGYR State                       Has the meaning set forth in Section II of this Schedule C.

Initial Release                                 Has the meaning set forth in the Agreement.

Issue                                           Any trouble, fault or defect related to the Customized Product or the delivery of the Services.

LE                                              Less Than or equal to

LT                                              Less Than

Major Additional Release                        Has the meaning set forth in the Agreement.

Missed CDRs                                     Has the meaning set forth in Section 4.3 of Appendix IV.

Missed Backup                                   Has the meaning set forth in Section 3.1 of Appendix III.

Monthly CPS Report                              Has the meaning set forth in Section V of this Schedule C.

Net Amount                                      Has the meaning set forth in Section IV of this Schedule C.

Nextel                                          Has meaning set forth in the Agreement.

Overall CPS Score                               Has the meaning set forth in Section II of this Schedule C.

Party                                           Has the meaning set forth in the Agreement.

Performance Credit                              Has the meaning set forth in Section II of this Schedule C.

Physical Transactions                           With respect to a CBF Transaction, any actual query or update to a database executed by the Customized Product in order to execute such CBF Transaction.  For the purpose of the computation of CBF Transaction Time (Section 1.4) for any CBF Transaction,
                                                only the physical transactions [**] to be contained within such CBF Transaction shall be counted as "Physical Transactions" in such computation.  For purposes of measuring CBF Transaction Time, Physical Transactions will be counted [**], provided that within [**] of the final acceptance of the  Detailed Program Design Date Amdocs
                                                [**] provided in the preceding sentence.

                           Privileged and Confidential

Priority Level                                  The severity designation assigned to an Issue to reflect the business impact of that particular Issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Priority Levels may be changed upward or downward by the Parties as mutually agreed upon, e.g., problems occurring at month-end could carry a higher Priority Level than problems in the middle of the month. Below are criteria to be used in assigning Priority Levels:

                                                PRIORITY 1 (HIGH PRIORITY):

                                                -     [**]% of the Users [**]; or

                                                -     [**]% of the Users [**]; or

                                                -     [**]% of the Users [**]; or

                                                -     any Issue [**]; or

                                                -     any [**] to be completed [**].

                                                PRIORITY 2:

                                                -     Any Issue [**] of the Customized Product.

                                                -     Any Priority 1 Issue, [**] tracked as a Priority 2 Issue

                                                PRIORITY 3:

                                                -     An Issue [**].

                                                -     Any Priority 2 Issue, [**] tracked as a Priority 3 Issue

                                                PRIORITY 4 (LOW PRIORITY):

                                                -     Any Priority 2 or 3 [**] or any other Issue not classified as Priority 1,
                                                      Priority 2 or Priority 3.

Production Environment                          Has the meaning set forth in the Agreement.

Signing Date                                    The Date of the execution of the Agreement

Services                                        Has the meaning set forth in the Agreement.

                           Privileged and Confidential

Standard Online Minutes                         The number of minutes elapsing during the following time periods (Eastern Time):

                                                -     With respect to the Production Environment,

                                                -     [**]With respect to the Training Environment and the Testing Environment,

                                                      -     0900 to 1900 Monday through Friday.

Steering Committee                              Has the meaning set forth in the Agreement.

Sub-Functions                                   A group of Users having substantial reliance on specific functions of the Customized
                                                Product.

Subscriber                                      Has the meaning set forth in the Agreement.

Term                                            Has the meaning set forth in the Agreement.

Testing Environment                             Has the meaning set forth in the Agreement.

Time to Repair                                  The time elapsing between (i) notification to Amdocs or Amdocs' learning of, an
                                                Issue (which may take the form of an automated alarm, escalation from the Nextel first level support organization or otherwise) and (ii) Amdocs' notification to
                                                Nextel that an Issue has been repaired; provided that such repair is reasonably acceptable to Nextel; and provided further; that if such repair is not deemed reasonably acceptable to Nextel any time subsequent to Amdocs' original notification shall be included. In the event that an issue is opened with a priority and the issue reprioritized based on the introduction and acceptance of a workaround or
                                                Nextel Amdocs agreement, the time and date that the original priority was opened remains the start time and date for the measurement of the final repair (eg.  [**]).

Time to Respond                                 Means (i) in the case of measuring Amdocs' response to Billing Questions, the summation of time between the notice to Amdocs of a Billing Question and Amdocs acknowledgement of such billing problem.( After acknowledgement Nextel and Amdocs will agree to a prioritization as defined in CPS Time to Repair where the billing question will be tracked for resolution); and (ii) for all other issues the summation of the time between the notification to Amdocs of an Issue and Amdocs'
                                                acknowledgement of Issue ownership.

Training Environment                            Has the meaning set forth in the Agreement.

Unit                                            An active Subscriber.

User                                            Any employee, consultant, contractor or distribution channel participant of Nextel or any Affiliate of Nextel responsible for interacting with the Customized Product, including but not limited to, Customer Service Representatives (CSRs), channel partner retail staff, staff involved in audit and control functions, etc.

Valid Provisioning Transaction                  A transaction requesting a modification to a network element or one or more services and features for a single wireless device which transaction has been entered into the Customized Product and for which all required fields are completed, the information validated against all applicable business rules, and whose field values meet all requirements for proper provisioning.

                           Privileged and Confidential

                                                                      SCHEDULE D

                                     CHARGES

1. [**]FEES. NEXTEL WILL PAY AMDOCS [**]FEES IN THE AMOUNT OF $ [**] ("[**]FEES") FOR THE RIGHT TO USE THE CUSTOMIZED PRODUCT AS PROVIDED FOR IN THIS AGREEMENT; PROVIDED THAT NEXTEL HAS REASONABLY DETERMINED THAT THE MILESTONES (THE "MILESTONES") SET FORTH IN SECTION 2 HEREOF HAVE BEEN COMPLETED IN CONFORMITY WITH THE DFS.

2.    PAYMENT TERMS & MILESTONES WITH REGARD TO [**] FEES.

        1. $[**] upon the later of the execution of the Agreement, or November 1, 2000

        2.  $[**] on the later of the conclusion of the DFD, or November 1, 2000

        3.  $[**] on the later of the conclusion of the DPD, or February 1, 2001

        4. $[**] upon the later of the delivery of the Customized Product for Unit Testing, or May 31, 2001

        5. $[**] upon the later of Final Acceptance of the Customized Product, or August 31, 2001

        6.  $[**] on January 1, 2002

3. [**] FEE. NEXTEL WILL PAY AMDOCS $[**] FOR THE [**] SERVICES WITH RESPECT TO THE CUSTOMIZED PRODUCT, PROVIDED THAT NEXTEL HAS REASONABLY DETERMINED THAT THE MILESTONES SET FORTH BELOW HAVE BEEN COMPLETED IN CONFORMITY WITH THE DETAILED FUNCTIONAL SPECIFICATION.

4.    PAYMENT TERMS & MILESTONES WITH REGARD TO THE [**][**] FEE.

        1. $ [**] upon the later of the execution of the Agreement, or November 1, 2000

        2.  $[**] on the later of the conclusion of the DFD, or November 1, 2000

        3.  $[**] on the later of the conclusion of the DPD, or February 1, 2001

        4. $[**] upon the later of the delivery of the Customized Product for Unit Testing, or May 31, 2001

        5. $[**] upon the later of Final Acceptance of the Customized Product, or August 31, 2001

5. PARTIAL DELIVERY AND PAYMENT. SHOULD NEXTEL REASONABLY DETERMINE THAT ANY MILESTONE HAS ONLY BEEN PARTIALLY COMPLETED AS OF THE DATE AGREED UPON BY THE PARTIES IN THE DFS FOR THE COMPLETION THEREOF, THEN NEXTEL SHALL PAY AMDOCS THE INSTALLMENT ASSOCIATED WITH SUCH MILESTONE IN ACCORDANCE WITH THE TABLE SET FORTH BELOW:

5.1.1.1 Percentage of Deliverable               5.1.1.2 Percentage of Scheduled Payment
Delivered and Accepted by Nextel                Required to be Paid
       Less than [**]%                                       [**]%
        [**]% to [**]%                                       [**]%
        [**]% to [**]%                                       [**]%
            [**]%                                            [**]%

   ; PROVIDED THAT THE PARTIAL PAYMENT METHODOLOGY DESCRIBED IN THIS SECTION 5 SHALL NOT BE CONSTRUED TO REQUIRE ANY PAYMENTS TO BE MADE PRIOR TO THE DATES REFERENCED IN THE TABLE CONTAINED IN SECTIONS 2 AND 4 OF THIS SCHEDULE D.

6. AMDOCS RIGHT TO DISPUTE NEXTEL'S DETERMINATION REGARDING MILESTONES. FOR THE AVOIDANCE OF DOUBT, AMDOCS SHALL BE ENTITLED TO DISPUTE ANY NEXTEL'S DECISION REGARDING MILESTONES AND PAYMENTS RELATED THERETO AND TO COMMENCE THE DISPUTE RESOLUTION PROCESS DESCRIBED IN THE AGREEMENT.

7. MONTHLY SUBSCRIBER FEE (REFERRED TO IN THIS AGREEMENT, INCLUDING THIS SCHEDULE D, AS "MONTHLY SUBSCRIBER FEE", "MONTHLY CHARGE PER SUBSCRIBER" OR "MSF"). NEXTEL WILL PAY AMDOCS A MONTHLY FEE FOR EACH SUBSCRIBER BILLED THROUGH THE CUSTOMIZED PRODUCT, PURSUANT TO THE SCHEDULES SET FORTH BELOW:

                                        Monthly Charge
  Number of Subscribers                 Per Subscriber
-----------------------                 --------------
Up to [**]                                  $ [**]
Over [**]                                   $ [**]
Over [**]                                   $ [**]

The foregoing table is subject to the following: (1) in determining the applicable monthly charge per Subscriber to be applied, the provisions of
Section 1.10 (Nextel Parties) of the Agreement shall apply; (2) during the year [**], for any Subscribers being billed through TRIS, in determining the per Subscriber rate under the ITDS Contract to be applied to such TRIS Subscriber volume, Nextel shall be given credit for the Subscriber volume processed and billed through the Customized Product (reference is hereby made to the example herein below of calculation of the Monthly Subscriber Fee); (3) the rates listed above shall be fixed through the year [**] and, for the period starting on [**] through the end of the Initial Term, the rates shall be [**], as the case may be, [**] in the above table; and (4) if Nextel requests Amdocs to provide billing statements for delivery to Subscribers (as opposed to billing statements generated for testing and verification purposes) using the Customized Product during the years 2000 and/or 2001, [**] (using the rate based on the total volume of all Subscribers), such current rate is set forth in paragraph 11 below, [**].

The parties agree that the MSF shall be adjusted as of the beginning of any Renewal Period as provided for in Section 5.1 (Initial Term; Renewals). In addition, the Parties hereby agree that in the event that Nextel extends this Agreement in accordance with Section 5.4 (Extension of Services) or Amdocs is in the process of providing the Disentanglement Services in accordance with Section
5.5 (Transfer Assistance), and if, during any of the above periods, [**].

In the event [**] under the [**][**] set forth below [**] [**].

Year                   [**]            [**]
[**]                   [**]           $[**]
[**]                   [**]            [**]
[**]                   [**]            [**]
[**]                   [**]            [**]
[**]                   [**]            [**]
[**]                   [**]            [**]
[**]                   [**]            [**]
[**]                   [**]            [**]

The above [**] set forth above, [**]. For example, [**] as follows: [**] will be [**]. Unless otherwise specified in the Agreement or agreed upon by the Parties, [**], including but not limited to [**] hereunder.

The Parties agree that the above [**] shall be applied on a pro-rated basis if the Agreement is terminated before the end of any applicable calendar year.

Further, the amount, if any, by which the [**] paid by Nextel for any specific calendar year exceeds the [**] for such year [**] may be carried forward and offset against any [**] for any subsequent calendar year during the Term (including any extensions thereof or Disentanglement Period) in which the [**] paid by Nextel is less than [**] for such year.

Set forth below is an example to illustrate the calculation of the Monthly Subscriber Fee (assuming no Rebilled Subscribers):

1.    In a single month during 2002, assume the following:

      - [**] Nextel Subscribers are converted and billed through the Customized Product

      -     [**] subscribers are converted and billed through the Customized
            Product

      - [**] Subscribers are still not converted and being billed through TRIS

2. For this single month during 2002, the Monthly Subscriber Fee would be calculated as follows:

      -     The [**] for [**] Nextel [**] Subscribers would be $[**]

      -     The [**] for [**] Nextel Subscribers would be $[**]

      - The [**] for [**] TRIS Subscribers would be $[**] (using the line of the TRIS monthly charge per Subscriber table applicable for volumes from 8,000,000 through [**] Subscribers)

      - The [**] for [**] TRIS Subscribers would be $[**] (using the line of the ITDS [**] per Subscriber table applicable for volumes in excess of [**] Subscribers)

8.    [**]. [**] SHALL BE [**]

9. MAINTENANCE FEE. IN CONSIDERATION FOR AMDOCS PROVIDING THE MAINTENANCE SERVICES AND THE PREPAID CUSTOMIZATION HOURS, NEXTEL WILL PAY AMDOCS ON AN ANNUAL BASIS, FOR THE CALENDAR YEARS [**], THE AMOUNTS SET FORTH IN THE SCHEDULE BELOW (THE "ANNUAL MAINTENANCE FEE"):

                                                      Prepaid Customization Hours
                                                         Covered in the Annual
Year               Annual Maintenance Fee                   Maintenance Fee
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]
[**]                       $[**]                                  [**]

      Part of the Annual Maintenance Fee is an amount related to Milestones ("Milestones Related Amount"), which is approximately [**] percent of the amount representing the Prepaid Customization Hours. As a result, the Annual Maintenance Fee shall be paid as follows:

      (i) the Milestones Related Amount shall be paid during each applicable year [**] based upon [**] that specific year. Such Milestones shall be agreed upon by the

            Parties at the beginning of such year. In the event the Parties, for any reason, [**] shall become due and shall be paid by Nextel [**].

      (ii) The remainder of the Annual Maintenance Fee, i.e., any amount which is not a Milestones Related Amount, shall be invoiced and paid in each applicable year in twelve (12) equal installments on the first day of each calendar month of such year.

                                              Monthly Payment
                 Milestones Related            (non Milestone               Total Annual
Year                   Amount                 Related Amount)              Maintenance Fee
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]
[**]                   $ [**]                      $ [**]                      $ [**]

      The Parties agree that the above Annual Maintenance Fee and the Prepaid Customization Hours covered in the Annual Maintenance Fee shall be applied on a pro-rated basis if the Agreement is terminated before the end of any applicable calendar year.

10.   [**]. [**] NEXTEL [**], NEXTEL SHALL [**] BY NEXTEL [**]. [**]

11.   ITDS RATES. THE ITDS [**] PER SUBSCRIBER RATES REFERRED TO ABOVE ARE AS
      FOLLOWS:

 Number of                     ITDS [**] per Subscriber
Subscribers                             Charge
   [**]                                $ [**]
   [**]                                $ [**]
   [**]                                $ [**]
   [**]                                $ [**]
   [**]                                $ [**]
   [**]                                $ [**]

12. ENVELOPE PARAMETERS. TO THE EXTENT THAT SCHEDULE M (ENVELOPE PARAMETERS) TO THE AGREEMENT CONTEMPLATES [**] IN THE EVENT THAT AN ENVELOPE PARAMETER STATED THEREIN IS EXCEEDED, [**].

13. OTHER CHARGES. ANY OTHER SERVICES OF AMDOCS THAT ARE REQUESTED BY NEXTEL AND ARE NOT WITHIN THE SCOPE OF THE SERVICES AS OF THE DATE OF EXECUTION HEREOF SHALL BE PAID FOR BY NEXTEL IN ACCORDANCE WITH THE PROVISIONS OF
      SECTION 4.1.2 OF THE AGREEMENT. AMDOCS SHALL INVOICE NEXTEL FOR SUCH OTHER SERVICES MONTHLY, UNLESS A FIXED PRICE ARRANGEMENT IS AGREED UPON BY THE PARTIES, WHERE, IN SUCH A CASE, THE PARTIES WILL AGREE ON THE PAYMENT TERMS.

14. REIMBURSABLE EXPENSES. NEXTEL SHALL REIMBURSE AMDOCS FOR ALL TRAVEL AND LIVING EXPENSES OF ITS PERSONNEL PARTICIPATING IN THE PERFORMANCE OF THIS AGREEMENT IN ACCORDANCE WITH ANNEX A TO THIS SCHEDULE D.

15. PRINT VENDOR PASS THROUGH AGREEMENT. NEXTEL SHALL PAY AMDOCS FOR ANY PASS THROUGH ACTIVITIES PERFORMED BY AMDOCS UNDER THIS AGREEMENT IN ACCORDANCE WITH THE PROVISIONS OF SECTION 4.4 (PRINT VENDOR PASS THROUGH AGREEMENT) OF THE AGREEMENT. SUCH PAYMENT BY NEXTEL SHALL BE MADE AS FOLLOWS:

      Once a month, Amdocs will submit to Nextel an invoice which will consist of the following:

            a) Amdocs' conservative estimate for the amount due to Amdocs for pass through activities to be performed under this Agreement during the current billing period of the print vendor ("Billing Period"); and

            b) the final amount due to Amdocs for pass through activities performed under this Agreement during the Billing Period which immediately precedes the Billing Period referred to in paragraph (a) above, minus the estimated amount charged by Amdocs for pass through activities rendered during such earlier

           Billing Period ("True-Up").

16.   Fees for stand-alone maintenance services:

Year   Annual Fee
[**]   [**]% of the license fees specified in Section 1 above of this Schedule D
[**]   [**]% of the license fees specified in Section 1 above of this Schedule D
[**]   [**]% of the license fees specified in Section 1 above of this Schedule D
[**]   [**]% of the license fees specified in Section 1 above of this Schedule D
[**]   [**]% of the license fees specified in Section 1 above of this Schedule D

In the event the above stand-alone maintenance services are purchased by Nextel for a partial calendar year, the above applicable annual fee shall be pro-rated accordingly. Notwithstanding the applicable provisions of Section 7.1.2 of the Agreement, the Parties hereby agree that Nextel shall not be obligated to purchase, and Amdocs shall not be obligated to provide, stand-alone maintenance services beyond [**].

17.   Customer Invoices

UPON NEXTEL'S REQUEST, AMDOCS SHALL RETRIEVE FROM THE DATA CENTER ARCHIVES, AND PROVIDE TO NEXTEL WITHIN [**] OF NEXTEL'S REQUEST, ANY CUSTOMER INVOICE DESIGNATED BY NEXTEL; PROVIDED THAT AMDOCS SHALL [**] HEREUNDER.

                                     ANNEX A

                         Reimbursable Expenses Structure

1.    Travel and Living Expenses

      1.1.  Travel from St. Louis, MO, U.S.A.:

                            Daily Living
 Destination:                 Expenses:       Airfare:
Israel/Cyprus                 US$ [**]     See 1.4 below
Reston                        US$ [**]        US$ [**]
Atlanta/Denver                US$ [**]        US$ [**]
Champaigne                    US$ [**]        US$ [**]

      1.2.  Travel from Champaigne, IL, U.S.A.:

                            Daily Living
 Destination:                 Expenses:       Airfare:
Israel/Cyprus                 US$ [**]     See 1.4 below
St. Louis                     US$ [**]        US$ [**]
Atlanta/Denver                US$ [**]        US$ [**]
Reston                        US$ [**]        US$ [**]

      1.3.  Travel from Reston, VA, U.S.A.:

                            Daily Living
 Destination:                 Expenses:       Airfare:
Israel/Cyprus                 US$ [**]     See 1.4 below
Champaign                     US$ [**]        US$ [**]
St. Louis                     US$ [**]        US$ [**]
Atlanta/Denver                US$ [**]        US$ [**]

      1.4. Whenever Amdocs will utilize its employees or Subcontractors' employees who are located at sites other than St. Louis , Champaigne or Reston , Nextel shall reimburse Amdocs for travel expenses in the amount specified for a round trip from St. Louis, MO to the Nextel's site.

2.    Details of Expenses

The Daily Living Expenses and the Airfare, as stated above, are comprised of the following:

      2.1.  Airfare:

            - The airfare cost to the specified site is an economy class airfare, the terms of which are in accordance with Amdocs' company policy and procedure.

      2.2.  Per diem Expenses:

            According to Amdocs' company policy. The current per diem expenses are:

Within the United States              US$ [**]
Israel/Cyprus                         US$ [**]

      2.3.  Hotel:

            The average hotel cost per night, per each site, is as follows:

Israel/Cyprus                     US$ [**]
Reston                            US$ [**]
Champaigne                        US$ [**]
Atlanta/Denver                    US$ [**]
St. Louis                         US$ [**]

      2.4.  Car Rental and Transportation

            The average car rental cost, together with additional transportation costs which may be required, for each site, is as follows:

Israel/Cyprus                 US$  [**]
Reston                        US$  [**]
Champaign                     US$  [**]
Atlanta/Denver                US$  [**]
St. Louis                     US$  [**]

      2.5.  Total Daily Living Expenses:

  Destination                Per diem               Hotel           Transportation         Total
Israel/Cyprus                US$ [**]             US$ [**]             US$ [**]           US$ [**]
Reston                       US$ [**]             US$ [**]             US$ [**]           US$ [**]
Champaign                    US$ [**]             US$ [**]             US$ [**]           US$ [**]
Atlanta/Denver               US$ [**]             US$ [**]             US$ [**]           US$ [**]
St. Louis                    US$ [**]             US$ [**]             US$ [**]           US$ [**]

3.    All the above mentioned prices are inclusive of currently known tax.

4. The above-mentioned prices will be updated once a year, subject to review of the then current applicable expenses and agreement between the Parties regarding the updated amounts, based upon the above review.

5. In no event will Nextel be required to reimburse Amdocs for travel and living expenses hereunder in excess of [**] Dollars ($[**]) per year during the Term.

6. Nextel's obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report on (in a form to be agreed by the Parties), and supporting documentation for, such expenses on a monthly basis to Nextel's Program Manager; and (ii) the Nextel Program Manager's reasonable approval of such expenses, based on his review of such report and supporting documentation.

                                     ANNEX B

                            Amdocs' Generic Products

(a) Modules of the ENSEMBLE Customer Care and Billing Platform
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

                                                                      SCHEDULE E

                                  DATA CENTERS

2109 Fox Drive
Champaign IL 61820

                                                                      SCHEDULE F

                               STEERING COMMITTEE

Nextel's Representatives

Name    Title
[**]    [**]

[**]    [**]

Amdocs' Representatives

Name    Title
[**]    [**]

[**]    [**]

                                                                      SCHEDULE G

                              LIST OF KEY PERSONNEL

Amdocs Critical Personnel

[**]Amdocs Key Personnel

            -     [**]

Nextel Key Personnel

            -     [**]

                                                                      SCHEDULE H

                      ITDS Contract Amendments and Waivers

A.    RATE REDUCTION

As of December 1st, 1999, ITDS hourly rates under the ITDS Contract will be changed to $[**]hour, [**] .

B.    WAIVER OF ITDS INCENTIVES

Amdocs agrees to waive its rights to receive incentive payments (which, at the maximum, would have reached the amount of $[**]) for the year 2000 based upon the quarterly "at risk" amounts as specified in Section 2 of the amendment dated June _, 1999 to the ITDS Contract entitled "Amendment to Letter Agreement" (the "Amendment").

In addition, Nextel may deduct a total amount not to exceed $[**] from payments due to Amdocs for billing processing performed under the ITDS Contract in the 6 quarters starting the 1st quarter of the year 2000 and ending the 2nd quarter of the year 2001 (inclusive).

C.    PENALTIES

Nextel agrees that for the purposes of issuance of a penalty credit by ITDS to Nextel under the provisions of Section 2 of the Amendment, the quarterly "at risk" amounts for the year 2000 will be $[**] per quarter for the 2nd through the 4th quarter (inclusive). For the avoidance of doubt, the quarterly "at risk" amounts for the 1st quarter of the year 2000 is $ [**]. The criteria and measurement factors for the penalties specified in Section 2 of the Amendment will not change.

D.    WAIVER OF SECTION 5 OBLIGATIONS

Upon execution of the Agreement, Nextel hereby waives ITDS's commitments set forth in Section 5 of the amendment to the ITDS Contract dated December 24, 1997 and entitled "Letter Agreement between Nextel Communication, Inc. and CSC Intelicom, Inc.", and the software to be developed under such Section 5 is considered fully delivered and accepted. ITDS will acknowledge that no payments or other amounts will be due from Nextel by reason of such waiver.

E.    ITDS CONTRACT

The ITDS Contract shall expire upon the conclusion of the final conversion of the TRIS database to the Customized Product, but in no event later than December 31, 2002.

                                                                   -  SCHEDULE I

                              EXIT FEE COMPUTATION

The Exit Fee for each quarter shall be as specified in the table below:

                     DURING             AMOUNT
CALENDAR YEAR       QUARTER             (US $)
     2000              1                 [**]
     2000              2                 [**]
     2000              3                 [**]
     2000              4                 [**]

     2001              1                 [**]
     2001              2                 [**]
     2001              3                 [**]
     2001              4                 [**]

     2002              1                 [**]
     2002              2                 [**]
     2002              3                 [**]
     2002              4                 [**]

     2003              1                 [**]
     2003              2                 [**]
     2003              3                 [**]
     2003              4                 [**]

     2004              1                 [**]
     2004              2                 [**]
     2004              3                 [**]
     2004              4                 [**]

     2005              1                 [**]
     2005              2                 [**]
     2005              3                 [**]
     2005              4                 [**]
Any quarter as                           [**]
  of the 1st
quarter of the
  year 2006

                                                                      SCHEDULE J

               ADDITIONAL TECHNICAL AND MISCELLANEOUS REQUIREMENTS

1.    INTERFACES AND APIS. For interfaces included in a DFS, Amdocs agrees [**].

2. TRANSITION. Until the Customized Product is fully implemented, Amdocs shall [**].

3. VERIFICATION OF CODE DEVELOPMENT. During code design and programming Nextel shall [**].

4.    DATA INTEGRITY. Amdocs shall maintain complete data integrity [**].

5.    EXISTING ASSETS. Amdocs agrees to [**].

6.    ARCHITECTURE. Amdocs shall, [**] Amdocs.

7.    CUSTOMER SATISFACTION SURVEY. Amdocs shall conduct a survey, [**].

                                                                      SCHEDULE K

                                TABLE OF CONTENTS

1.    Introduction.........................................................   1

1.1   General..............................................................   1

1.2   Purpose of this Framework............................................   1

1.3   Principles of Document Set Organization..............................   1

1.4   Types of Documents...................................................   2

2.    Appendix A - List of Documents.......................................   5

1.    INTRODUCTION

      1.1   GENERAL

            This document outlines the documentation framework for Nextel set of documentation.

      1.2   PURPOSE OF THIS FRAMEWORK

            The purpose of the documentation framework is to:

            - Provide a list of existing and future documents that have been/will be provided to describe Nextel's system, implementation, and conversion efforts.

            -     Reflect the current status of the project documentation.

            - Outline general standards for writing project documentation within the Nextel set.

            - Serve as a guide for team members when allocating numbers for new documents within the overall project documentation framework established.

            The document groups and books are often set up in accordance with projected software modules and processes and do not always reflect the actual features implemented and/or documented.

      1.3   PRINCIPLES OF DOCUMENT SET ORGANIZATION

            Documentation for a project is divided hierarchically into the following subdivisions:

            - A set includes all the documents describing a complete system. The set is designated by the first two characters of the document catalogue number.

            - The set is divided into groups, with each major documentation topic covered by a different group. For example, a set might include a group on data entities, another for functional descriptions, another for technical descriptions, and so on. The third character of the catalogue number of the document specifies the group.

            - The group is further subdivided into books. There is normally one book for each subdivision of the application. For example, in the group for functional descriptions, there might be a book for each application within the system. In the data group, there might be separate books for database, tables, indexes. The next two numbers of the catalogue number of the document specify the book.

            - The last two digits of the catalogue number specify the document within the book. There might be several documents within a book. For example, in the table book of the data group, there might be a separate document describing each table.

            Each document constitutes an independent entity and is identified by the document name. In addition, a unique number is allocated which serves as the key in the main document table. This number is in the SSGBBDD format, in which:

            -           SS is the set name

            -           G is the group number;

            -           BB is a two digit book number;

            -           DD is a two digit document number.

            For example, this document is catalogued as XX10101; that is, it belongs to the Nextel set, which describes the Nextel/BSO project. It is in group 1 of that set, the general group. It belongs to book one of the group, which is documentation. It is the first document of the book, the document framework for the set and for the BSO project.

      1.4   TYPES OF DOCUMENTS

            Documentation describing the various applications related to BSO can be divided into the following types of documents:

            -           FUNCTIONAL SPECIFICATIONS

            The functional specifications document contains a complete description of the functionality provided by the subsystem or application described. Special logic, considerations, , information handling processes, must be included in the document. The specification does not, however, describe how this functionality is to be implemented. For example, the functional specification might describe the user input required to perform a particular transaction; but it does not show the screen image or determine how different fields will look or behave at the user interface.

            -           BUSINESS PROCESSES

            The Business processes documents describe in high level and in details how would Nextel use the system to conduct its business. The processes describe the function to be achieved (e.g. activation, name/address change, etc.), and how would an end-to-end flow work, including inputs, steps conducted within the system, outputs and specific instructions related to this activity.

            -           APPLICATION AND REFERENCE DATA MODEL (DB ENTITIES)

            This set of documents include the following:

                        - Data Model General Description - This document provides a high level description of the logical DB structure. It provides a description of the key entities in each area of the Data Model, the relationships among these key entities and a diagram reflecting these relationships. It is intended to provide a high level explanation of how the data model is organized to meet the business needs.

                  - Application Entities - These documents provide a detailed description of the physical entities within the DB. This includes all tables and all fields within a table. It also includes the field type and length (e.g. Char, Numeric etc.) ,valid values, foreign keys.

                  - Reference Table Entities - Same as application entities for the system's reference tables.

            -           DETAILED ARCHITECTURAL DESIGN

            This document contains the architecture and configuration for the Nextel system. This includes the following:

                  - Nextel Production Hardware Configuration Solution, including servers, disks space and terminal servers

                  -     Nextel non-Production Hardware Configuration Solution

                  -     LAN,WAN in the Data Center

                  -     DRP

                  -     Capacity projections supported (questioner)

                  -     High availability guidelines

                  - Network configuration within Data Center(s) and into the Data Center

                  -     Nextel cellular network topology

                  Note: The last two bullets to be provided by Nextel.

            -           STRATEGY DOCUMENTS

            These set of documents describe the strategy agreed upon both parties in the various area of the project implementation. Each strategy document contains:

                  -     Definition of the task

                  -     Agreed upon approach to the task

                  -     Roles and Responsibilities

                  -     Figures, numbers and dates - as applicable

                  The strategies documents cover the following areas:

                        -     Training

                        -     Conversion

                        -     Migration

                        -     Interfaces

                        -     Testing

            -     REPORTS

                  This document provides information regarding the various reports generated by the system. There is a chapter for each report containing the following information:

                  -     The purpose and function of the report.

                  - A detailed description of the parameters that might be used for printing the report.

                  - A list of the fields in the report with an explanation for those which are not self-explanatory.

                  -     A detailed description of the report layouts.

            -     SCREENS

                  These documents describe the content of the application screens, including field descriptions and screen layouts. The documents also describe the checks and edits performed at the user interface. Processes that run behind the interface are normally described in the functional specification document.

            -     RUN BOOK

                  This document describes the batch processes in the system. It provides a description of the system's batch processes, inputs, outputs, short description of objectives of the process, dependencies, run parameters and frequency of run.

APPENDIX A - LIST OF DOCUMENTS

                                                          Delivery
Group        Book     Document #     Document Name         Phase
----------------------------------------------------------------------
General      [**]                        [**]          DFD
             [**]                        [**]          System Delivery
Data         [**]                        [**]          DPD
             [**]                        [**]          DPD
                                         [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
             [**]                        [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD
                                         [**]          DPD

- Proprietary and Confidential of Amdocs

                                                                                         Delivery
Group               Book                Document #       Document Name                     Phase
---------           ----                ----------       -------------                   --------
                                                              [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
                    [**]                                      [**]                          DPD
                                                              [**]                          DPD
EMS                 [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                    [**]                                      [**]
                    [**]                                      [**]                          DFD
Resource
Management          [**]                                      [**]                          DFD
                                                              [**]                          DPD
Switch Control      [**]                                      [**]                          DFD
                                                              [**]                          DPD
                                                              [**]                          DPD
Customer Service
Management (CSM)    [**]                                      [**]                          DFD
                                                              [**]                          DFD
                                                              [**]
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DPD
                    [**]                                      [**]                          DPD
                    [**]                                      [**]                          DFD
Message
Processing System
(MPS)               [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                           System
                                                                                            Delivery
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
Price Plan          [**]                                      [**]                          DFD
                                                              [**]                          DPD
Billing             [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DFD

                                                                                          Delivery
Group               Book                Document #       Document Name                     Phase
---------           ----                ----------       -------------                    --------
                    [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                    [**]
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
Account
Receivable (AR)     [**]                                      [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
Collections                                                   [**]                          DFD
                                                              [**]                          DFD
RMS                                                           [**]                          DFD
                                                              [**]                          DPD
Interfaces          [**]                                      [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
                    [**]                                      [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
                                                              [**]                          DPD
Archive             [**]                                      [**]                          DFD
Conversion          [**]                                      [**]
Business Processes  [**]                                      [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DFD
                    [**]                                      [**]                          DFD
                                                              [**]                          DFD
                                                              [**]                          DPD
                                                              [**]
                    [**]                                      [**]                          DFD
                                                              [**]                          DPD
                    [**]                                      [**]                          DPD

                                                                                         Delivery
Group              Book                Document #       Document Name                     Phase
---------          ----                ----------       -------------                    --------
                                                             [**]                          DFD
                   [**]                                      [**]                          DFD
                   [**]                                      [**]                          DFD
                                                             [**]                          DFD
                                                             [**]                          DFD
                                                             [**]                          DFD
                                                             [**]                          DPD
                   [**]                                      [**]
                                                             [**]
                                                             [**]                          DPD
                                                             [**]                          DPD
                   [**]                                      [**]                          DPD
                                                             [**]                          DPD
Strategy           [**]                                      [**]                          DPD
                   [**]                                      [**]                          DPD
                   [**]                                      [**]                          DPD
                   [**]                                      [**]                          DPD
                   [**]                                      [**]                          DPD
                   [**]                                      [**]                          DPD
                   [**]                                      [**]                          DFD
                   [**]                                      [**]                          DPD

                   [**]                                      [**]                          DBP (Detailed
                                                                                           BP Sessions)
Training                                                     [**]                          Strategy
                                                                                           Session
                                                             [**]                          Training
                                                                                           Kick-off
                                                             [**]                          Training
                                                                                           Kick-off
                                                             [**]                          Training
                                                                                           Kick-off
                                                             [**]                          On Going
                                                             [**]                          Before TTT
                                                                                           Starts
Data center                                                  [**]

                                                                      SCHEDULE L

                                                               AFFECTS CPSs (IF THE
                                                 AFFECTS          QUANTITIES ARE                        LEAD TIME
                                                 HARDWARE      INCREASED OVER THE         MAY INCUR      REQUIRED
PARAMETER                           QUANTITY   CONFIGURATION        PARAMETER)         ADDITIONAL COST  (IN MONTHS)    DETAIL
Number of Subscribers*                [**]          +                  +                    -              [**]        [**]
                                                                                                                       [**]
                                      [**]                            [**]
                                      [**]                                                                             [**]
                                      [**]
                                      [**]
                                      [**]

* projections taken from 09/00
Nextel marketing projections
------------------------------------------------------------------------------------------------------------------------------------
Number of Physical DB's               [**]          +                  -                    +              [**]        [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                            [**]
                                                                                                                            [**]

                                                                                                                                [**]
                                                                                                                            [**]

-Proprietary and Confidential of Amdocs -

                                                                                                                                [**]
------------------------------------------------------------------------------------------------------------------------------------
Maximum # of                                                                                                                [**]
Subscribers/Cycle
                                      [**]          -                  +                    +              [**]
                                                                                                                       [**]
                                                                      [**]
                                                                                                                       [**]
------------------------------------------------------------------------------------------------------------------------------------
Number of Billing Cycles per
month                                 [**]          +                  -                    +              [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                       [**]
                                                                                                                           [**]
                                                                                                                           [**]
------------------------------------------------------------------------------------------------------------------------------------
Number of Billing rerun                                                                                                [**]
(due to Nextel's request)
                                      [**]          -                  +                    +              [**]
                                                                      [**]                                             [**]
                                                                                                                       [**]

------------------------------------------------------------------------------------------------------------------------------------
Number of Online Users                                                                                                 [**]
(Client server, not Web access)
CARE, Activations,
Collections, etc.
                                                    +                  +                    -              [**]

                                                                      [**]

------------------------------------------------------------------------------------------------------------------------------------
Number of Call Centers                [**]          +                  -                    -              [**]        [**]
                                                                                                                       [**]

------------------------------------------------------------------------------------------------------------------------------------
Number of CDR's in Peak hours                                                                                          [**]
                                      n/a           -                  +                    -              [**]
                                                                      [**]
------------------------------------------------------------------------------------------------------------------------------------
Number of CDR                                                                                                          [**]
file/transmissions                    [**]          +                  +                    -              [**]
                                                                                                                       [**]

                                                                      [**]
                                                                                                                       [**]
------------------------------------------------------------------------------------------------------------------------------------
Average Number of Transactions                                                                                         [**]
in Peak Hours
                                      n/a           +                  +                    +              [**]

                                                                      [**]
------------------------------------------------------------------------------------------------------------------------------------
Number of Reports                                                                                                      [**]

                                      [**]          -                  -                    +              [**]

                                                                                                                           [**]
                                                                                                                           [**]
                                                                                                                           [**]
------------------------------------------------------------------------------------------------------------------------------------
Number of Interfaces                                                                                                   [**]
                                      [**]          +                  -                    +              [**]
                                                                                                                       [**]

------------------------------------------------------------------------------------------------------------------------------------
Number of Price Plans                 [**]          -                  -                    +              [**]        [**]

                                                                                                                       [**]
                                                                                                                       [**]
------------------------------------------------------------------------------------------------------------------------------------
History                                                                                                    [**]        [**]
*  # of months of online CDR's    [**] months       +                  +                    +              [**]        [**]
*  # of months of online bill                                                                                          [**]
images                            [**] months       +                  +                    +              [**]
*  # of months cancelled                                                                                                   [**]
accounts are kept                 [**] months       +                  +                    +              [**]

                                                                                                                       [**]
                                                                      [**]

------------------------------------------------------------------------------------------------------------------------------------
Number of Internet Accesses in                                                                                         [**]
peak hour
                                      n/a           +                  +                    -              [**]
Remote Dealer
                                                                      [**]

------------------------------------------------------------------------------------------------------------------------------------

Number of Internet Accesses in                                                                                          [**]
peak hours
                                      n/a           +                  +                    +              [**]
Self Care
                                                                      [**]

                                                                      SCHEDULE M
                               TRAINING MATERIALS


         a. Detailed Instructor Guide: For each lesson, provide (PowerPoint and/or Word):

                  - Timings (in minutes for each discreet section of lesson)

                  -        Lesson presentation slides

                  -        Objectives

                  -        Key Points

                  -        Examples identified for each topic

                  - Questions to ask students for learning validation (with answers provided)

                  -        Flip charts to create for lesson (if necessary)

                  -        Handouts for lesson (if necessary)

                  - Summary/review topics & questions (with answers provided)

                  -        Scripts for on-line demonstration

                  - FAQs: Frequently asked questions (with answers provided) for lesson

         b.       Student Materials

                  - Part 1: Presentation slides with notes intended for use in the classroom. Contains process and system information as well as step-by-step activities and case studies (exercises). (PowerPoint)

                  - Part 2: Business Processes - Catalog of all business processes, indexed. Intended for use after classroom instruction as a quick reference. The business processes will also be available in HTML and linked to the Usage Guides. (PowerPoint, HTML)

                  - Part 3: Student Workbook - Step-by-step guide to walk student through all relevant system activities for a functional module. Intended for use after classroom

-Proprietary and Confidential of Amdocs -
                           instruction. Includes screen snapshots as well as explanations of important fields. (Word)

                  -        Exercise Book: Contains additional exercises (Word)

         c.       Usage Guide

                  - Contains all information necessary to operate the system. The Usage Guides will be functional by user group. Field definitions will be included in each usage guide as an appendix. The Usage Guide will be available in both hard copy and in HTML for web access. Intended as reference documentation. (Word, HTML)

         d.       On-line Help

                  - The Usage Guide is the source for on-line help contents. Contains information about procedures and processes that can be performed in the system, as well as explanations on the various screen components. On-line help is accessible through the actual on-line system.

                  - Provides window context-sensitive help, including all field definitions as well as search capabilities ("content," "index," or "find").

         e.       Glossary

                  - The glossary is a PC application developed by Amdocs (based on Macromedia Lingo). It is an external utility not integrated into the on-line help. Its source file is a word document which can be maintained and then recompiled to update the PC application.

                                                                      SCHEDULE N

                                PARTY COMPETITORS

         NEXTEL COMPETITORS

                                      [**]

         AMDOCS COMPETITORS

                                                                  [**]SCHEDULE O

                          NEXTEL THIRD PARTY MATERIALS

HARDWARE/SOFTWARE:

All call center facilities will be under Nextel's responsibility. Nextel will provide desktop PCs, configured as per the following minimum requirements:

HARDWARE:

-        [**]

SOFTWARE:

-        [**]

                                                                      SCHEDULE P

         List of Countries
[**]

                   AMENDMENT NO. 1 DATED AS OF MARCH 15, 2001
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000 (the "BSO Agreement"). Nextel would like Amdocs to provide additional services under the BSO Agreement and Amdocs has agreed to provide such additional services. Accordingly, the parties have agreed to execute this amendment (the "Amendment") which incorporates the required changes to the BSO Agreement.

1.    Recitals:

      The following is added as Recital D1 after Recital D:

      "D1. In addition, as of March 15, 2001, Nextel and Amdocs have agreed that Amdocs shall provide Nextel with Additional Services as defined and provided for herein."

2.    Section 1.6A:

      The following is added as Section 1.6A after Section 1.6:

      "1.6A Additional Services

      The parties agree that the Additional Services are comprised of whatsoever software-related services described in the Additional Services Orders. The parties may agree from time to time, by an Additional Services Order, to add any such services to the Additional Services. Additional Services Orders shall be substantially in the form of Schedule Q attached hereto and made a part hereof and the applicable provisions of the Agreement relating to Additional Services (mainly, those relating to Schedules B, C, D, I, L and O) shall apply, respectively, to the corresponding Sections of the Additional Services Order.

      The Additional Services Order shall also serve, if applicable and as provided in such Additional Services Order, as an amendment to the Agreement. Amdocs shall provide the Additional Services as set forth in the Roles and Responsibilities Section of the Additional Services Order."

3.    Section 4.1.1:

      (a) Paragraph (a) of Section 4.1.1 of the BSO Agreement is replaced with the following:

            "(a) License Fees and Additional Licenses Fees: Nextel shall pay the License Fees and Additional Licenses Fees in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);"

      (b) The following is added as paragraph (h) after paragraph (g):

            "(h) Charges for Additional Services: Nextel shall pay Amdocs the charges for Additional Services as set forth in the Additional Services Orders."

4.    Section 4.1.4:

      The following is added as new paragraph (f) in Section 4.1.4 of the BSO
      Agreement:

      "(f) Amdocs grants to Nextel (or its designee), as of February 1, 2002, a royalty-free, fully-paid, perpetual, non-exclusive, non-transferable (except if and as permitted in this Agreement) license with regard to the Generic Product modules listed below in sub-paragraphs (i), (ii) and
      (iii), to use, copy, modify, and exploit in North America, and to allow Nextel Customers [**] (subject to the provisions of Section 1.10 (Nextel Parties) hereof), with a right to enable Third Party service providers to use such Generic Product modules for the purpose of providing services to Nextel. Notwithstanding any other provision to the contrary, Amdocs' sole obligations with regard to such license shall be to provide to Nextel the object code, source code and specification documents of such Generic Product modules. :

      ENSEMBLE customer care and billing platform modules:

            i)    Fraud Management

            ii)   Churn Management

            iii)  Campaign Management

      The copy of the source code of the modules specified in sub-paragraphs
      (i), (ii) and (iii) of this paragraph (f) above shall be with no Customization, i.e., without any changes to accommodate Nextel's business needs and purposes. Nextel shall have the right to customize and implement the above modules either by itself, by ordering Additional Services from Amdocs or by using a third-party subcontractor subject to the applicable provisions of this Agreement.

      In addition, Amdocs grants to Nextel, as of February 1, 2002, a royalty-free, fully-paid, perpetual, non-exclusive, non-transferable license with regard to another Amdocs' module (not part of ENSEMBLE) specified below in sub-paragraph (iv), to use such module solely for Nextel's internal business purposes in North America:

      (iv) Clear Support (restricted license, as provided for in Section 2A of Schedule D (Charges)). Clear Support is considered to be a Generic Product although not part of ENSEMBLE.

      Notwithstanding any thing to the contrary: (i) Amdocs' sole obligation with regard to such license shall be to provide to Nextel the object code and specification document of such Generic Product module (Amdocs shall not provide source code of such module); and (ii) Nextel shall not copy or modify the Clear Support module and its documentation unless for archival and backup purposes.

      Nextel shall pay Amdocs for the above licenses the Additional License Fees specified in Section 2A of Schedule D (Charges).

      Furthermore, notwithstanding any provision to the contrary, Nextel and Amdocs agree that a breach by Nextel of its obligations with regard to the license granted under this paragraph (f) shall not entitle Amdocs to Suspension (as defined in section 3.7.3 of the Agreement) but only to other remedies which may be available to Amdocs."

5.    Section 4.2.3A:

      The following is added as Section 4.2.3A after Section 4.2.3:

      "4.2.3A Invoicing of Additional Services

6. Amdocs shall invoice Nextel the charges for the Additional Services as provided for in the Additional Services Order. However, if no specific invoicing or payment terms are agreed upon, Amdocs shall invoice Nextel such charges at the end of each month during which Amdocs has performed the Additional Services."

7.    Chapter 5:

      (a)   The header of Chapter 5 is replaced with the following:

      "5.   TERM AND TERMINATION"

      (b) The parties agree that wherever the BSO Agreement refers to Chapter 5, the name of the Chapter in parenthesis will be changed to read as specified above.

8.    Section 5.1:

      (a) Section 5.1 is replaced with the following:

      "5.1 Term

      The period during which Amdocs shall be obligated to provide the Services under this Agreement shall commence on the Effective Date and end on the earliest of (i) the date which is seven (7) years subsequent to the Final Conversion Date; (ii) December 31, 2009 and (iii) the termination of this Agreement pursuant to its terms. Amdocs shall notify Nextel of the expiration of the Term no earlier than twelve (12) months, nor later than six (6) months, before the date on which the Term would expire. The Parties agree that, as of the date which is the first day of the sixth year of the Term, the Monthly Subscriber Fee shall be adjusted, effective as of such date, upward or downward, as the case may be, by an amount equal to the product of the Second Rate Adjustment Index and the Monthly Subscriber Fee as in effect on the date which is the last day of the fifth year of the Term."

      (b) The parties agree that wherever the BSO Agreement refers to Section 5.1, the name of the Section in parenthesis will be changed to read as specified above.

9.    Section 5.2.1:

      Section 5.2.1 is replaced with the following:

      "5.2.1 For Convenience

      Nextel shall have the right to terminate for its convenience the Services (including the Additional Services) or only the Additional Services, effective at 11:59 p.m. on the last day of any calendar quarter (e.g., March 31, etc.) (the "Termination Date" with regard to termination for convenience) by delivering to Amdocs a written "Termination Notice" at least [**] before the Termination Date. In the event Nextel terminates the Services or the Additional Services for its convenience (in addition to paying all fees otherwise payable by Nextel hereunder through the Termination Date), Nextel shall pay to Amdocs an Exit Fee determined in accordance with Schedule I (Exit Fee Computation) and Schedule I1 (Exit Fee Computation for Additional Services) in the event the Services are terminated, and Schedule I1 (Exit Fee Computation for Additional Services) in the event only the Additional Services are terminated; provided that the amount of such Exit Fee shall be determined on the basis of the date of the Termination Notice; and provided, further, that such Exit Fee shall be payable to Amdocs in the following manner: one-third (1/3) of the Exit Fee shall be payable to Amdocs on the date of the Termination Notice, one-third (1/3) of the Exit Fee shall be payable to Amdocs on the Termination Date and one-third (1/3) of the Exit Fee shall be payable to Amdocs on the Expiration Date (as defined in Section 5.5.1 (Disentanglement Process)), provided that this final installment of the Exit Fee shall be deposited by Nextel in a Third-Party escrow account on or prior to the Termination Date and released on the Expiration Date. For the avoidance of doubt, Nextel shall not be able to partially terminate the Services or the Additional Services pursuant to this Section 5.2.1 (For Convenience)). In addition, in the event of termination for convenience by Nextel as aforesaid, Nextel shall provide Amdocs with a written statement (the "Termination Statement") signed by Nextel in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Nextel's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Nextel does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Nextel's right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Nextel shall have all remedies available to it in accordance with Section 9.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement."

10.   Section 5.5.1:

      In the second and third lines of Section 5.5.1, in (i), "Initial Term or of the Renewal Period, as the case may be" is replaced with "Term".

11.   Section 5.5.6:

      The following is added as Section 5.5.6 after Section 5.5.5:

      "5.5.6 Disentanglement Process with regard to Additional Services

      The provisions of Section 5.5 (including its Sub-Sections) shall apply, mutatis mutandis, with regard to the termination of the Additional Services.

12.   Section 11.1.4A:

      The following is added as Section 11.1.4A after Section 11.1.4:

      "11.1.4A Additional Licenses

      "Additional Licenses" means licenses, purchased by Nextel under the Agreement, to use Amdocs' software products other than those for which licenses have been purchased by Nextel at the time of execution of this Agreement."

13.   Section 11.1.4B:

      The following is added as Section 11.1.4B after Section 11.1.4A:

      "11.1.4B Additional Licenses Fees

      "Additional Licenses Fees" means the license fees to be paid by Nextel for the Additional Licenses."

14.   Section 11.1.5A:

      The following is added as Section 11.1.5A after Section 11.1.5:

      "11.1.5A Additional Services

      "Additional Services" means the services described in the Additional Services Orders."

15.   Section 11.1.5B:

      The following is added as Section 11.1.5B after Section 11.1.5A:

      "11.1.5B Additional Service Fee

      "Additional Services Fee" means the fees to be paid by Nextel to Amdocs for the Additional Services as provided for in the Additional Services Orders."

16.   Section 11.1.5C:

      The following is added as Section 11.1.5C after Section 11.1.5B:

      "11.1.5C Additional Services Order

      "Additional Services Order" means a Nextel document issued under Section 1.6A of this Agreement, executed, confirmed or acknowledged in writing by both parties, ordering Additional Services from Amdocs."

17.   Section 11.1.57:

      The following is added at the end of Section 11.1.57:

      "or in Schedule I1 (Exit Fee Computation for Additional Services)." 18.
      Section 11.1.75:

      Section 11.1.75 is deleted. In order not to change the numbering, the following wording shall be inserted in its place:

      "11.1.75 [Deleted]"

19.   Section 11.1.118:

      The following is added as a new sentence at the end of Section 11.1.118:

      "The provisions of this Agreement relating to Services shall apply to Additional Services, unless there are specific provisions with regard to Additional Services in the relevant Sections of the Agreement; in such a case, only these specific provisions shall apply to the Additional Services."

20.   Schedule C:

      The grace period No. 1 (Suspension Event: Start-Up) specified in Section III (Grace Periods) of Schedule C (Creditable Performance Specifications
      (CPSs)) is hereby extended until 60 days following the conclusion of the New York conversion.

21.   Schedule D:

      (a) The following is added as Section 2A after Section 2 of Schedule D:

            "2A. Additional Licenses Fees.

            Nextel shall pay Amdocs for the Additional Licenses specified in paragraph (f) of Section 4.1.4 of the Agreement discounted Additional Licenses Fees in the amount of $[**]: $[**] for the Additional Licenses specified in sub-paragraphs (i),

            (ii) and (iii) of the above referred to paragraph (f), and $[**] for the Additional License specified in sub-paragraph (iv) therein which is a restricted license limited to a number of concurrent users which is equal to the peak number of Nextel's concurrent users of such module during the month following such module's first year of actual operational use.

            Amdocs shall invoice Nextel such Additional Licenses Fees upon delivery of the modules specified in sub-paragraphs (i), (ii) (iii) and (iv) of paragraph (f) of section 4.1.4 of the Agreement (as provided for therein), to be paid as follows:

            (1)   [**]% of the above Additional Licenses Fees on March 1, 2002

            (2)   [**]% of the above Additional Licenses Fees on May 1, 2002

            (3)   [**]% of the above Additional Licenses Fees on June 30, 2002

      (b)   Section 8 of Schedule D is replaced with the following:

            "8. Special Discount. During the years 2002 - 2008 inclusive, Nextel shall be entitled to a special discount for billing operations to be applied against Nextel's invoices in [**] equal monthly installments of $[**] each, commencing on January 2002 and ending on December 2008.

      (c)   The following is added as Section 9A after Section 9 of Schedule D:

            "9A.  Additional Services Fee

            - Nextel shall pay Amdocs for the Additional Services the Additional Services Fee as provided for in the Additional Services Orders."

Schedule I1:

      Schedule I1 (Exit Fee Computation for Additional Services) attached hereto is added to the BSO Agreement after Schedule I. Schedule I1 shall be amended by the Additional Services Orders if applicable and as provided in such Additional Services Orders.

22.   Schedule L1:

      Schedule L1 (Envelope Parameters for Additional Services) attached hereto is added to the BSO Agreement after Schedule L. Schedule L1 shall be amended by the Additional Services Orders if applicable and as provided in such Additional Services Orders.

23.   Schedule Q:

      Schedule Q (Form of Additional Services Order) attached hereto is added to the BSO Agreement after Schedule P.

No other changes are made to the BSO Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                  NEXTEL FINANCE COMPANY

By:    ____________________                      By:    ________________________

Name:  ____________________                      Name:  ________________________

Title: ____________________                      Title: ________________________

Date:  ____________________                      Date:  ________________________

                                   SCHEDULE Q
                        Form of Additional Services Order
                       ORDER NO. __ (ADDITIONAL SERVICES)

AMDOCS SOFTWARE SYSTEMS LIMITED ("Amdocs"), upon acceptance of this Additional Services Order, agrees to provide to NEXTEL FINANCE COMPANY ("Nextel"), and Nextel agrees to purchase from Amdocs, under the terms and conditions of this Additional Services Order and those contained in the Customer Care and Billing Services Agreement between Nextel and Amdocs dated as of January 1, 2000, as amended (the "Agreement"), which is specifically incorporated herein by this reference, the Additional Services described below:

1.    Effective Date of This Order:_____________________________________________

2. Description of The Additional Services to be Provided under this Additional Services Order:

      __________________________________________________________________________

3.    Roles and Responsibilities for the Additional Services referred to in
      Section 2 above:

      __________________________________________________________________________

4. CPSs, if applicable, to the Additional Services referred to in Section 2 above (to be considered an amendment to Schedule C of the Agreement):

      __________________________________________________________________________

5. Fees and Payments for the Additional Services described in Section 2 above:

      __________________________________________________________________________

6. Exit Fee Computation, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule I1 of the Agreement):

      __________________________________________________________________________

7. Envelope Parameters, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule L1 of the Agreement):

      __________________________________________________________________________

8. Additional Nextel Third Party Materials, if applicable, for the Additional Services described in Section 2 above:

      __________________________________________________________________________

9.    Special Terms and Conditions (if any):

      __________________________________________________________________________

ACCEPTED:                                        ACCEPTED:

NEXTEL FINANCE COMPANY                           AMDOCS SOFTWARE SYSTEMS LIMITED

("Nextel")                                       ("Amdocs")

By:    ______________________                       By:     ____________________

       (Signature)                                          (Signature)

Name:  ______________________                       Name:   ____________________

       (Typed or Printed)                                   (Typed or Printed)

Title: ______________________                       Title:  ____________________

       (Typed or Printed)                                   (Typed or Printed)

Date:  ______________________                       Date:   ____________________

                   AMENDMENT NO. 2 DATED AS OF APRIL 15, 2002
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000 as amended by Amendment No. 1 (the "BSO Agreement"). Nextel and Amdocs have agreed to amend the provisions of Section 4.4 of the BSO Agreement, where the new provisions shall be effective as of the date specified below. Accordingly, the parties have agreed to execute this Amendment No. 2 to the BSO Agreement (the "Amendment") which incorporates the required changes to Section 4.4 of the BSO Agreement, as follows:

As of conclusion of implementation of the change to the Additional Release number 1.2 containing the change request known as [**], the second sentence of
Section 4.4 commencing with "Nextel shall pay Amdocs all charges..." and ending with "...shall not apply to postage charges or deposited amounts." is replaced with the following sentence:

"Nextel shall pay Amdocs all charges (including but not limited to deposits and other fees) Amdocs incurs under the [**] Pass Through Agreement, plus an additional fixed amount of $[**] per year (i.e., $[**] per month) until the number of Nextel's Subscribers reaches [**]. In the event Nextel's number of Subscribers exceeds [**], then the above additional fixed amount will be increased by $[**] per each Subscriber above [**]."

No other changes are made to the BSO Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

   AMENDMENT NO. 3 DATED AS OF DECEMBER 6TH, 2002 ("AMENDMENT EFFECTIVE DATE") TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000, which has been amended by Amendment No. 1 dated as of March 15, 2001 and Amendment No. 2 dated as of August 1, 2001 (the "CCBS Agreement"). Amdocs renegotiated certain provisions, including but not limited to pricing, of the [**] Pass Through Agreement (as defined in the CCBS Agreement) in order to make such agreement more favorable to Amdocs' customers. Accordingly, the parties have agreed to execute this amendment to the CCBS Agreement (the "Amendment") to reflect the changes in the [**] Pass Through Agreement applicable to Nextel.

1.    Section 4.4:

As of January 1, 2002 the following change to the CCBS Agreement shall be effective:

The second sentence of Section 4.4 commencing with "Nextel shall pay Amdocs all charges..." and ending with "...shall not apply to postage charges or deposited amounts." is replaced with the following sentence:

      "Nextel shall pay Amdocs all charges (including but not limited to deposits and other fees) Amdocs incurs under the [**] Pass Through Agreement, plus an additional fixed amount of $[**] per year (i.e., $[**] per month) until the number of Nextel's Subscribers reaches [**]. In the event Nextel's number of Subscribers exceeds [**], then the above additional fixed amount will be increased by $[**] per each Subscriber above [**]. For the avoidance of doubt, the $[**] per Subscriber above [**] is an annual charge (and not a monthly charge). For example, in the event Nextel reaches [**] Subscribers on December 31, 2003, the annual additional fixed amount will be $[**]. Nextel shall pay this additional payment in accordance to the payment terms as specified in section 4.2.6 to the CCBS Agreement.

      This section supersedes the amendment to section number 4.4 to the CCBS Agreement as described in Amendment number two to the CCBS Agreement.

2. The fourth sentence of Section 4.4 commencing with "No increase in the prices charged to Nextel" shall be deleted in its entirety.

3.    The following is added immediately prior to the last sentence in Section
      4.4 commencing with "In lieu of the pass through arrangement described above":

      "The parties agree that as of November 1, 2002, for a period of [**] years, Amdocs will be the prime contractor of Nextel for the purposes of the [**] Pass Through Agreement. Amdocs' Subcontractor for the performance of such agreement will be [**]. Amdocs responsibilities and obligations as prime contractor with respect to the [**] Pass Through Agreement will be determined within 90 days of the execution of Amendment No. 3 of the Agreement and shall be incorporated into Schedule S of the Agreement. In the event that there is no agreement within 90 days, such dispute shall be handled in accordance with the dispute resolution process set forth in the Agreement. Nextel shall have the right, at its sole discretion, exercisable by a written notice to Amdocs delivered at least [**] prior to the expiration of the above initial [**] year term, to extend the initial term arrangement for a period of [**]] year. At the end of this [**] year extension period, Nextel shall have the right to extend the term of the arrangement until [**], by a written notice to Amdocs delivered at least [**]) days prior to the expiration of the [**] extension period.
      Following the above [**] year period and its extensions as aforesaid, if any, the following shall apply:"

4. A new CPS addressing the quality of the bills that are printed by [**] will be determined between Amdocs and Nextel within 90 days of the execution of this Amendment. In the event that there is no agreement within 90 days, such dispute shall be handled in accordance with the dispute resolution process set forth in the CCBS Agreement.

      5. Schedule R:

      Schedule R (Principles of the [**] Pass Through Agreement) attached hereto is added to the CCBS Agreement after Schedule Q.

No other changes are made to the CCBS Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

   AMENDMENT NO. 4 DATED AS OF DECEMBER 16, 2002 ("AMENDMENT EFFECTIVE DATE")
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000, as amended by Amendment No. 1 dated March 15, 2001, Amendment No. 2 dated April 15, 2002, and Amendment No. 3 dated December 6, 2002 (the "CCBS Agreement"). The parties desire to amend and modify Schedule D (Charges) of the CCBS Agreement as described herein.

Nextel and Amdocs have agreed to clarify their understanding of the Subscriber count process for the purpose of calculating the Monthly Subscriber Fee ("MSF"). Accordingly, the parties have agreed to execute this Amendment No. 4 to the CCBS Agreement (the "Amendment") to reflect the required changes in Schedule D of the CCBS Agreement as of the Amendment Effective Date.

1. The CCBS Agreement shall hereby be amended by adding the following as Section 7A at the end of Section 7 of Schedule D:

      DEFINITIONS

      For the purpose of calculating the MSF, the definitions listed below in this Section 7 shall have the meaning ascribed to them in this Section 7. Unless otherwise defined in this section all terms shall have the definition as set forth in the Agreement.

      ALS (Alternate Line Service) - ALS is a service offered by Nextel that allows for additional PTNs to be added to a single SIM. [**].

      BAN (Billing Account Number) - BAN is the Nextel account number under which a single or multiple Subscribers are invoiced by the Customized Product for Nextel services.

      IMEI (International Mobile Equipment Identity) - The unique identifying number for each wireless telecommunications device.

      LOAD BALANCING - A change in billing cycles approved by Nextel and Amdocs for specific BANs in order to improve the Customized Products processing efficiency or to satisfy Nextel's business initiatives (e.g., consolidate corporate accounts). Cycle changes requested by a Nextel customer for the convenience of such customer (e.g. change of cycle billing date) are not considered to be Load Balancing.

      MULTI-NAM (Number Assignment Module) - Multi-NAM is a service offered by Nextel that allows a customer to have different PTNs in different markets on the same wireless telecommunications device (e.g., a different PTN in Chicago and New York), which results in an IMEI for each PTN. Each such IMEI/PTN combination under the Multi-NAM service shall be considered a separate Subscriber.

      PTN - Personal Telephone Number

      SIM (Subscriber Identification Module) - Identifies each subscriber to the Nextel Network.

Calculation of the MSF.

(a) Amdocs shall invoice Nextel in the MSF for cancelled Subscribers up to but not exceeding [**] from the date of cancellation. If, after the [**], there is new billing activity (e.g. credits, payments) for the Subscriber, Amdocs shall invoice Nextel for the MSF for the month in which the new billing activity occurs. Annex C to this Schedule D provides an example of the application of the above provision.

      For the purpose of calculating the MSF, a Subscriber shall be considered as cancelled upon setting the field "STATUS_CODE" in the "BILL_SUBSCRIBER" table of the Customized Products to a value of "C".

(b) As the Customized Product invoices cancelled Subscribers for up to [**] beyond their cancellation date, and in order to comply with the provisions of sub-paragraph (a) above, Nextel and Amdocs shall modify the following Customized Product reference tables to be capped in the aggregate at [**] unless agree between the parties otherwise

      i. MARKET_SERVICES table (GUID_EXTENTION_PRD field)

      ii. MARKET_POLICY table (DAYS_LIMIT_FOR_USG_PROC field)

(c) In addition, in order to comply with the provisions of paragraph (a) above, the number of days in the Customized Product logic for the accommodation of late charges and adjustments will be set to [**], but only for the purpose of the above compliance. In the event that Subscribers are moved to an alternative bill cycle as a result of Load Balancing, Amdocs shall invoice Nextel for those Subscribers only once in any given month.

(d) If, at the expiration of the [**] period after cancellation for a given cancelled Subscriber, the BAN containing that Subscriber has no active Subscribers but still has an outstanding balance due or a credit, and that balance or credit is not in a "Written-Off" status in the Customized Products, then for the purpose of such invoicing, Amdocs will consider this BAN as having a single Subscriber until such time as the balance or credit is "Written-Off", or the balance becomes zero as a result of a payment being applied or a credit balance being refunded. Amdocs will not invoice Nextel for BANs marked as "Written-Off" or "cancelled with zero balance", and is entitled to close and archive these BANs from the Customized Products after [**] from the "Write-Off" or cancellation date.

(e) Nextel and Amdocs have agreed that, as a result of implementing the principles of calculation of the MSF described in this Section 7, Amdocs shall provide Nextel with a one-time credit in the amount of $[**] in the December 2002 invoice for MSF.

2. Annex C to Schedule D (new):

      The Annex attached hereto is added as new Annex C to Schedule D of the BSO Agreement, after Annex B to Schedule D.

3. All other terms and conditions of the BSO Agreement shall remain in full force and effect.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

    AMENDMENT NO. 5 DATED AS OF OCTOBER 1, 2002 ("AMENDMENT EFFECTIVE DATE")
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

 Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000, which has been amended by several Amendments (the "BSO Agreement"). Nextel and Amdocs have agreed to replace Schedule C (Creditable Performance Specifications (CPSs)) of the BSO Agreement with an updated Schedule C agreed upon by the parties. Accordingly, the parties have agreed to execute this amendment to the BSO Agreement (the "Amendment").

1.    Replacement of Schedule C to the BSO Agreement:

      Schedule C (Creditable Performance Specifications (CPSs)) of the BSO Agreement is replaced with the updated Schedule C attached to this Amendment and made a part hereof. The updated Schedule C shall be effective as of the Amendment Effective Date.

2.    Sub-Section 11.1.39 (Default), paragraph (a):

      Paragraph (a) of Sub-Section 11.1.39 of the BSO Agreement is replaced with the following paragraph as of the Amendment Effective Date:

      " Nextel's determination, with respect to all CPSs listed in Schedule C,
      Section I (Scope) (unless otherwise stated), that (i) during any rolling [**] consecutive month period of time (A) Amdocs has been assessed [**] percent ([**]%) of the total possible Unfavorable CPS Points during such rolling [**]) month period or (B) [**]% of the total possible Individual CPS BGYR States were "Yellow" or "Red" during such rolling [**] month period; or (ii) during any rolling [**]consecutive month period of time, [**]% of the total possible Individual CPS BGYR States for the "High" ranked CPSs, were "Red", or (iii) at any time, Amdocs has been assessed an Overall CPS Score of [**] of the possible points or higher with respect to each of four consecutive months. "

3.    No other changes are made to the BSO Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

                                   AMENDMENT 6

                              INTENTIONALLY OMITTED

                                   AMENDMENT 7

                              INTENTIONALLY OMITTED

      AMENDMENT NO. 8 DATED AS OF JUNE 1, 2004 ("AMENDMENT EFFECTIVE DATE")
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000
                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated as of January 1st, 2000, as expanded by two Addenda and amended by several Amendments until the Amendment Effective Date (the "BSO Agreement"). Nextel and Amdocs, following intensive discussions, have agreed to further amend the BSO Agreement, where the new provisions contained herein shall be effective as of the Amendment Effective Date. Accordingly, the parties have agreed to execute this Amendment No. 8 to the BSO Agreement (the "Amendment"), as follows:

1.    Section 1.10 (Nextel Parties)

      The last paragraph of clause (b) of Section 1.10, commencing with "For purposes hereof" and ending with "the "Tiering Benefit". ", is replaced with the following:

      " For purposes hereof, "Tier" means each of the Monthly Charges per Subscriber levels (i.e., $[**], $[**], $[**], $[**] and $[**]) referred to in the table in Section 7 of Schedule D (Charges). Notwithstanding the above, the part of Nextel's MSF based upon the two upper Tiers (i.e., $[**] and $[**]) shall only apply and be calculated based on Nextel's Subscribers only, as if there are no applicable Subscribers of Nextel Partners, International Affiliate or Nextel Subsidiary. So, for example, if Nextel Partners has [**] Subscribers and Nextel has [**] Subscribers, then Nextel Partners under its separate contract would pay $[**]. The Subscriber calculation methodology described in this clause (b) and exemplified herein shall be referred to hereinafter as the "Tiering Benefit." "

2.    Section 3.1 (Steering Committee)

      The following two new sentences are added at the end of Section 3.1:

      "Nextel and Amdocs have also agreed that, as of June 1, 2004, the Steering Committee shall commence discussions regarding (a) a joint road map that will advance Nextel's strategic business goals, and (b) evaluation of the use of Amdocs' next generation products and services to support such road map. In addition, Amdocs shall inform the Steering Committee regarding any material change in the location structure of the resources used by Amdocs to provide the Services hereunder to Nextel."

3.    Section 5.1 (Term):

      Section 5.1 is replaced with the following:

      "5.1 Term

      The period during which Amdocs shall be obligated to provide the Services under this Agreement shall commence on the Effective Date and end on the earliest of (i) December 31, 2011 and (ii) the termination of this Agreement pursuant to its terms. Amdocs shall notify Nextel of the expiration of the Term no earlier than twelve (12) months, nor later than six (6) months, before the date on which the Term would expire. For the avoidance of doubt, all Additional Services Orders issued under the Agreement and intended to be valid during the Term (e.g., where provided that an Additional Services Order shall be valid for the duration of the Agreement or for the Term), shall expire (subject to applicable provisions of the Agreement) upon expiration of the Term as aforesaid."

4.    Sub-Section 11.1.14 (Amdocs rate)

      The following is added as a new sentence at the end of Sub-Section
      11.1.14:

      "Notwithstanding the above, as of January 1, 2005 such annual increase shall be [**] percent ([**]%)."

5.    Sub-Section 11.1.39 (Default)

      (a) In paragraph (c) of Sub-Section 11.1.39, the following is added after "under Section 6 (Confidential Information) hereof":

      "(including but not limited to such breach by Amdocs' relating to Nextel
      Data)"

      (b) In paragraph (f) of Sub-Section 11.1.39, the following is added after "after the breaching Party has received notice of such default":

      "(including but not limited to, with respect to Amdocs, a material breach of Amdocs' obligations under paragraphs (a) and (b) of Section 3.8 (Nextel Policies) hereinabove;"

      Section 12.11 (Publicity):

      The following is added as a new paragraph (c) after paragraph (b) of
      Section 12.11:

      "(c) The Parties agree that, upon the execution of Amendment No. 8 to the Agreement, Nextel and Amdocs will issue a joint press release regarding the contents of such Amendment, provided that the content of the press release and the timing of its distribution is agreed to by both Parties, and the press release has received the prior written approval and consent of both the senior director, corporate communications for Nextel and the communications group for Amdocs."

6.    Section 7 (Monthly Subscriber Fee) of Schedule D to the BSO Agreement:

      (a) The first table in Section 7 of Schedule D is replaced with the following table and its note below:

              "

                                          Monthly
                                         Charge Per
Number of Subscribers                    Subscriber
---------------------                    ----------
      [**]                                 $ [**]

      [**]                                 $ [**]

      [**]                                 $ [**]

      [**]                                 $ [**]

      [**]                                 $ [**]

      (1) [**][**] Nextel's Subscribers [**][**]

   (b) The second
table in Section 7 of
    Schedule D is
 replaced with the                                            Minimum Annual MSF
   following table:          Minimum Annual Average          (based on the above
    Calendar Year            Number of Subscribers          specified current rate)
-------------------          ---------------------          -----------------------
         2002                         [**]                           $[**]

         2003                         [**]                           $[**]

         2004                         [**]                           $[**]

         2005                         [**]                           $[**]

         2006                         [**]                           $[**]

         2007                         [**]                           $[**]

         2008                         [**]                           $[**]

         2009                         [**]                           $[**]
        and on

7.    Section 8A [**] of Schedule D to the BSO Agreement:

   The following is added as a new Section 8A after Section 8 of Schedule D:

      "8A. [**]

      The Amdocs Rate for the years 2004 and on will be an annual Amdocs Rate based on [**]of the Agreement, and (ii) provided the [**] specified in the table below [**] shall be [**] during the Term of the Agreement, [**].

[**]                              [**]
----                              ----
[**]                              [**]

[**]                              [**]

[**]                              [**]

[**] in the above table [**] for the following year, as follows: For the period [**]. For the avoidance of doubt, [**]the annual consideration for each of the above purchases of Customization hours, based upon [**]

8.    Section 9 (Maintenance Fee) of Schedule D to the BSO Agreement:

      (a)   An additional row is added at the bottom in the first table in
            Section 9 of Schedule D:

            "

Year                  Annual Maintenance Fee             [**] Annual Maintenance Fee
----                  ----------------------             ---------------------------
[**]                          $[**]                                   -

                                                                        "

      (b)   An additional row is added at the bottom in the table in paragraph
            (ii) of Section 9 of Schedule D (the second table in this Section
            9)-:

                                            Monthly Payment
            Milestones Related              (non Milestone                Total Annual
Year              Amount                    Related Amount)              Maintenance Fee
----        ------------------              ---------------              ---------------
[**]              $[**]                         $[**]                        $[**]

                                                                        "

9.    Replacement of Schedule I to the BSO Agreement:

      Schedule I (Exit Fee) of the BSO Agreement is replaced with the updated
      Schedule I attached to this Amendment and made a part hereof. The updated
      Schedule I shall be effective as of the Amendment Effective Date. For the avoidance of doubt, Schedule I1 to the BSO Agreement (Exit Fee Computation for Additional Services) is not affected by this replacement of Schedule I and remains in full force and effect.

No other changes are made to the BSO Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

                                   SCHEDULE I

                              EXIT FEE COMPUTATION

      The Exit Fee for each quarter shall be as specified in the table below:

                     DURING             AMOUNT
CALENDAR YEAR       QUARTER             (US $)
-------------       -------             ------
     2000              1                 [**]
     2000              2                 [**]
     2000              3                 [**]
     2000              4                 [**]
     2001              1                 [**]
     2001              2                 [**]
     2001              3                 [**]
     2001              4                 [**]
     2002              1                 [**]
     2002              2                 [**]
     2002              3                 [**]
     2002              4                 [**]
     2003              1                 [**]
     2003              2                 [**]
     2003              3                 [**]
     2003              4                 [**]
     2004         All Quarters           [**]
     2005         All Quarters           [**]
     2006         All Quarters           [**]
     2007         All Quarters           [**]
     2008         All Quarters           [**]
     2009         All Quarters           [**]
     2010              1                 [**]
     2010              2                 [**]
     2010              3                 [**]
     2010              4                 [**]
     2011              1                 [**]
     2011              2                 [**]
     2011              3                 [**]
     2011              4                 [**]

                     ADDENDUM NO. 1 DATED AS OF JULY 1, 2003
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000

                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated January 1st, 2000 as amended (the "Agreement"). Amdocs desires to provide services to Nextel as part of Nextel's "Project Triangle" as described in this addendum (the "Addendum") and Amdocs has agreed to provide such services. Accordingly, the parties have agreed to execute the Addendum, which is hereby added as Addendum No. 1 to the Agreement.

1.    Schedule

Nextel is currently in the process of preparing for a market trial ("Project Triangle") of wireless [**] utilizing [**]. Critical objectives of the trial include the evaluation of the technology and customer demand for such services. During Project Triangle, Nextel will offer limited wireless broadband data services to customers. Project Triangle is expected to run from [**] but Amdocs shall provide the services hereunder until [**] subject to the provisions of Additional Services Order No. 47 regarding conclusion of services. Nextel may elect to extend the provision of services by Amdocs for Project Triangle beyond [**], if Nextel deems it necessary in order to complete the Project Triangle objectives, subject to an additional agreement with Amdocs (including but not limited to the applicable consideration). Nextel will determine whether to commence a commercial launch of the above services (referred to as the "Commercialization"). It is currently anticipated that Project Triangle will be conducted in two phases. The timing of the Project Triangle phases or the Amdocs Implementation phases is subject to change at anytime in Nextel's sole discretion subject to a prior agreement with Amdocs solely with regard to the services to be provided by Amdocs for such phases. The current timing of the Project Triangle phases is as follows:

      -     Project Triangle Phase 1, [**];

      -     Project Triangle Phase 2, [**];

The parties agree that Amdocs may be required by Nextel to perform services hereunder during the period [**], in the event Project Triangle Phase 2 is extended or there is a transition period between the conclusion of such Phase 2 until the commencement of Commercialization.

2.    Functionality

Amdocs desires to participate in Project Triangle by providing Nextel with a separate production environment for Project Triangle ("Triangle System") as provided below in this Section 2. The Triangle System shall be [**], used for [**]. Notwithstanding the foregoing, [**].

The Triangle System shall be implemented in two phases with the following components:

      - Phase 1 [**] providing [**] as detailed in the Phase 1 [**] described in the Phase I [**]

      - Phase 2: [**] (hereinafter referred to as the [**] as detailed in the Phase 2 [**] described in the Phase 2 [**]:

              -     [**]

            [**] Project Triangle means that [**], all as defined in Phase 1 and Phase 2 [**].

3.    Grant of License

Amdocs hereby grants to Nextel a royalty-free, fully-paid, non-transferable (except as permitted in this Agreement) license to Nextel to use, copy, modify, and exploit the Triangle System in North America for Project Triangle only and for up to [**] Triangle Subscribers. A "Triangle Subscriber" is any type of user that has been set-up in the Triangle System.

4.    Hardware Platform

Amdocs will be responsible for hosting and operating the Triangle System as set forth in the Roles and Responsibilities attached hereto as Exhibit B and must ensure that it does not impact in any way or affect the operations of the existing Nextel Ensemble and functionality. The Triangle System will be hosted on a separate production environment.

The above will be provided to Nextel under an Additional Services Order 47 (and subsequent Additional Services Order(s), if any) issued under the Agreement as provided for in such Additional Services Order(s).

5.    Commercialization

In the event that Nextel intends to commence the Commercialization, and is reasonably satisfied with the performance of the Triangle System, Nextel and Amdocs shall commence negotiations, for a period of [**], regarding an agreement for the provision by Amdocs of customer care and billing services for the Commercialization. During this [**] period, which will be initiated by Nextel with a formal communication to Amdocs, Nextel agrees not to engage in negotiations with any third parties for the provision of a billing platform and/or customer care and billing services. The parties will use all reasonable efforts to successfully conclude such negotiations within the above-specified timeframe.

In the event the parties cannot reach an agreement that meets Nextel's business objectives within such timeframe, Nextel will not be obligated to engage Amdocs for the Commercialization and Nextel shall not be constrained in any way from engaging in negotiations with any third party provider or supplier offering similar customer care and billing services. The above referred to agreement shall include, inter alia, the grant to Nextel of a perpetual license for the use of the customer care and billing services system that is developed for the Commercialization in accordance with mutually agreed upon technical specifications, the applicable License Fees and Maintenance Fees, details of managed services, as well as the terms and conditions that the parties deem relevant and necessary to provide the above services to Nextel for the Commercialization.

6.    Inapplicable Sections of the Agreement

Notwithstanding any provisions of the Agreement to the contrary, the following Section and Sub-Section of the Agreement shall not apply to the Additional Services Order (or Orders) issued under the Agreement for, or in connection with, Project Triangle:

            -     5.3.1 Critical defaults

            -     5.5 Transfer Assistance (Disentanglement)

7.    Liability

NOTWITHSTANDING ANY PROVISIONS OF THE AGREEMENT TO THE CONTRARY, AMDOCS' AGGREGATE CUMULATIVE MONETARY LIABILITY, AS PROVIDED FOR IN PARAGRAPH (B) OF SUB-SECTION 9.1 OF THE AGREEMENT, FOR ALL CLAIMS ARISING UNDER OR RELATING TO THE ADDITIONAL SERVICES ORDER 47 (OR ORDERS) ISSUED IN CONNECTION WITH PROJECT TRIANGLE, SHALL BE LIMITED TO (I) AS OF ANY DATE PRIOR TO FINAL ACCEPTANCE OF THE TRIANGLE SYSTEM, [**] DOLLARS ($[**]); AND (II) AS OF ANY DATE FOLLOWING FINAL ACCEPTANCE OF THE TRIANGLE SYSTEM, [**] DOLLARS ($[**]). AMDOCS' MONETARY LIABILITY IN RELATION TO ANY SINGLE EVENT OCCURRING FOLLOWING THE DATE OF FINAL ACCEPTANCE OF THE TRIANGLE SYSTEM, AS PROVIDED FOR IN PARAGRAPH (B) OF SUB-SECTION 9.1 OF THE AGREEMENT, SHALL BE LIMITED WITH REGARD TO THE ABOVE CLAIMS TO [**] DOLLARS ($[**]).

THE SECTIONS AND SUB-SECTIONS OF THE AGREEMENT THAT ARE NOT SPECIFIED IN SECTIONS 6 AND 7 ABOVE OF THIS ADDENDUM SHALL APPLY, MUTATIS MUTANDIS, TO THE

ADDITIONAL SERVICES ORDER (OR ORDERS) ISSUED UNDER THE AGREEMENT FOR OR IN CONNECTION WITH THE PROJECT TRIANGLE.

Except as provided above in this Addendum, no changes are made to the Agreement.

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________

                  ADDENDUM NO. 2 DATED AS OF DECEMBER 15, 2003
 TO THE CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JANUARY 1, 2000

                                     BETWEEN
                        NEXTEL FINANCE COMPANY ("NEXTEL")
                                       AND
                   AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

Nextel and Amdocs have executed and are currently performing the Customer Care and Billing Services Agreement dated January 1st, 2000 as amended (the "Agreement"). Amdocs desires to provide to Nextel licenses for Amdocs' software products known as Amdocs ClarifyCRM products ("Amdocs ClarifyCRM Products") and related services, initially as part of Nextel's [**], as defined hereinbelow). The Parties have agreed that Amdocs shall provide such licenses and services for the [**] as provided for in this Addendum (the "Addendum") and the applicable Additional Services Orders. Accordingly, the parties have executed this Addendum, which is hereby added as Addendum No. 2 to the Agreement.

1.    Amdocs ClarifyCRM Products

Currently, the Agreement refers only to Amdocs' ENSEMBLE customer care and billing platform. The Parties hereby agree that, as of the effective date of this Addendum, Nextel may order from Amdocs under the Agreement licenses and services with regard to the Amdocs ClarifyCRM Products, which are to be considered Generic Products.

2.    Grant of License [**]

The following is hereby added as Section 7.5 to the Agreement, as of the effective date of the Addendum:

"7.5  The [**]

      The Parties agree that, as of [**], in consideration for payment by Nextel of certain amounts specified in Exhibit D to Additional Services Order No. 67 issued under the Agreement, Amdocs hereby grants a license to Nextel to use, copy, modify, and exploit the Amdocs ClarifyCRM Products listed below in North America in accordance with, mutatis mutandis, the provisions of Sections 7.1, 7.2, 7.3 and 7.4 above but subject to the following exceptions: (A) The license granted to Nextel under this Section 7.5 shall be valid (i) [**] (not including any sales force or ordering activities) only, (ii) for [**] Subscribers as defined below only and (iii) for the Term only; and (B) no Generic Product source code for the Amdocs ClarifyCRM Products shall be provided to Nextel:

      APPLICATION MODULES

      -     [**]

      TOOLS AND TECHNOLOGY MODULES[**]The [**] means Nextel's project known as [**] which, for the purposes of the Agreement, is defined as the multi-phased project focused on [**], providing Nextel [**] and providing Nextel with [**] a customer, [**] with the customer.

      A "[**] Subscriber" is either a Subscriber or [**]. For the avoidance of doubt, in the event a Subscriber is [**].

      The [**] is comprised of all or part of the Amdocs ClarifyCRM Products a license for which has been granted to Nextel under this Section 7.5 of the Agreement (as shall be finally defined in the applicable documents specified in Annex A-1 to Additional Services Order No. 68), and the Customization developed by Amdocs for Nextel with regard to such products.

      The definitions of Standard Materials, Customized Product and Customized Materials shall apply, mutatis mutandis, to the [**]. "

The following is hereby added as paragraph (g) to Sub-Section 5.5.3 of the Agreement, as of the effective date of the Addendum:

      "(g) Upon Nextel's request, Amdocs shall grant Nextel a license to use the Amdocs ClarifyCRM Products specified in Section 7.5 hereinbelow, subject to Nextel's payment to Amdocs of [**] percent ([**]%) (unless otherwise agreed upon by the Parties) of the then current license fees for such Amdocs ClarifyCRM Products and based upon the scope of license requested by Nextel. For the avoidance of doubt, the license granted under
      Section 7.5 for the above Amdocs ClarifyCRM Products shall expire at the end of the Term."

3.    Inapplicable Sections of the Agreement

Notwithstanding any provisions of the Agreement to the contrary, the following Sections and Sub-Sections of the Agreement shall not apply to the Additional Services Orders or any part thereof issued under the Agreement for, or in connection with, the Amdocs ClarifyCRM Products ("CRM Additional Services Orders"), unless otherwise specified hereinbelow:

  -   1.3   Maintenance Services. Instead, the CRM Additional Services
            Orders shall define, where applicable, the scope of maintenance services to be provided for the Amdocs ClarifyCRM products.

  -   1.4   Committed Operation Services. Instead, the operation services with regard to the [**] shall be performed in accordance with Exhibits B and C to Additional Services Order No. 67 issued under the Agreement.

  -   1.5   Training. Instead, the CRM Additional Services Orders shall define, where applicable, the scope and terms of training to be provided for the Amdocs ClarifyCRM products.

  -   1.7   Creditable Performance Specifications. Instead, the general provisions of section 1.7 shall apply but the applicable CPSs for the operation of the [**] shall be only those specified in Exhibit C to Additional Services Order No. 67 issued under the Agreement.
            Additionally, the Envelope Parameters specified in Exhibit L to such Order shall apply to the [**] in addition to Schedule L of the Agreement.

  -   3.4   Model Office

  -   3.6   Acceptance Testing. Applicable subject to specific provisions in the CRM Additional Services Orders.

  - 4.2.3 Invoicing of Monthly Subscriber Fee and Maintenance Fee. Instead, the applicable provisions of Exhibit D to Additional Services Order No. 67 issued under the Agreement shall apply.

  -   10    Warranty. Applicable subject to specific provisions in the CRM
            Additional Services Orders.

4.    General

The services for [**] will be provided to Nextel under Additional Services Orders No. 55, 67 and 68, and subsequent CRM Additional Services Order(s), if any, issued under the Agreement, as provided for in such CRM Additional Services Orders.

The Sections and Sub-Sections of the Agreement shall apply, mutatis mutandis, to the CRM Additional Services Orders issued under the Agreement.

Except as provided above in this Addendum, no changes are made to the Agreement.

Accepted and agreed:

AMDOCS SOFTWARE SYSTEMS LIMITED                     NEXTEL FINANCE COMPANY

By:    ____________________                         By:    _____________________

Name:  ____________________                         Name:  _____________________

Title: ____________________                         Title: _____________________

Date:  ____________________                         Date:  _____________________